80 ANNIVERSARY

MATTEL®

2025
Proxy Statement and
Notice of Annual Meeting of Stockholders

Dear Fellow Stockholders,

2024 was another successful year for Mattel, as we continued to execute our multi-year strategy to grow our IP-driven toy business and expand our entertainment offering. Our priorities were to grow profitability, expand gross margin, and generate strong free cash flow.[1] We achieved all three objectives, demonstrating strong operational excellence. Our results were particularly noteworthy considering the comparison against the success of the Barbie movie in 2023.



Ynon Kreiz
Chairman and CEO

Full year net sales were down 1% versus the prior year, with significant gross margin expansion of 330 basis points, earnings per share growth of 163%, and free cash flow of nearly $600 million. We ended 2024 with the strongest balance sheet we have had in years, including $1.4 billion in cash. Aligned with our capital allocation priorities, we repurchased $400 million of our common stock, following $203 million of repurchases in 2023.

We continued to improve operations, announcing a new Optimizing for Profitable Growth cost savings program targeting $200 million of annualized gross cost savings between 2024 and 2026. The program is already tracking ahead of schedule, having achieved $83 million of savings in 2024.



Roger Lynch
Independent
Lead Director

Execution on our toy strategy was strong. Among the highlights for the year, we grew global market share in Dolls, Vehicles, and Games,[2] successfully relaunched catalog IP, strengthened relationships with major entertainment partners and sports franchises such as Universal and WWE, and released new, innovative, and inspiring product lines. Mattel ranked #1 globally in each of our leader categories: Dolls, Vehicles, and Infant, Toddler, and Preschool.[2] Additionally, Barbie, Hot Wheels, Fisher-Price, and Uno were each the #1 global property in their respective categories.[2]

We also made meaningful progress on our entertainment strategy across film, television, digital, consumer products, and live experiences. In films, the Masters of the Universe live-action movie worldwide theatrical release date was announced for June 5, 2026, the Matchbox live-action movie was greenlit, and the Monster High and Bob the Builder movies began development, bringing the total number of announced Mattel films in development or production to 16. Mattel Television Studios premiered 14 series and specials in 2024, including Barney's World, as part of a highly anticipated franchise relaunch. In digital gaming, the Mattel163 mobile gaming joint venture with NetEase continued to grow and exceeded $200 million in revenue. In live events, the Hot Wheels Legends Tour grew attendance by more than 40% over the prior year, development continued on the Mattel Adventure Park in Glendale, Arizona, and a second Mattel Adventure Park was announced for Kansas City, Kansas.

Our commitment to corporate citizenship is ongoing, as part of our aim to foster an environment that attracts incredibly talented people and a culture of respect and belonging that we're very proud of, benefiting our business and consumers. In 2024, Mattel received recognition for its workplace culture from Forbes, Fast Company, Time, and the Great Place to Work Institute, among many others.

Mattel's Board of Directors maintains industry-leading governance practices that enhance long-term stockholder value creation. The Board represents a range of experience and perspectives, encompassing talent, skills, and expertise that align with our business strategy and contribute to effective oversight. In 2024, Roger Lynch became Mattel's Independent Lead Director and Julius Genachowski and Dawn Ostroff joined the Board, bringing combined extensive experience in media, entertainment, and technology, with expertise in finance, M&A, and government regulation.

A top priority for the Board and our management team is active, year-round stockholder engagement. During 2024, Mattel's Independent Lead Director, along with members of management, engaged with stockholders representing approximately 56% of our outstanding shares. The input we received from investors was shared with our Governance and Social Responsibility Committee and the Board, providing visibility into stockholder perspectives on Mattel's business strategy, board composition, and leadership structure, as well as executive compensation, corporate governance, and corporate citizenship practices.

2025 is Mattel's 80th anniversary year. We are excited to celebrate this important milestone and continue our mission to create innovative products and experiences that inspire fans, entertain audiences, and develop children through play. As a leading global toy and family entertainment company and owner of one of the most iconic brand portfolios in the world, we are committed to empowering generations to explore the wonder of childhood and reach their full potential. We are proud of the work we do every day, the impact of our brands, and the contributions we make in the communities where we live, work, and play. I would like to thank the entire Mattel team for their collaboration, innovation, and execution, and for achieving our strong 2024 results.

We appreciate your ongoing support of Mattel and believe we are well positioned to continue the successful execution of our strategy and to create long-term stockholder value.

Sincerely,

Ynon Kreiz
Chairman and Chief Executive Officer

Roger Lynch
Independent Lead Director

(1) Free cash flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations" on page 94.

(2) Source: Circana, LLC, Retail Tracking Service, G10 (US, CA, MX, BR, FR, IT, SP, DE, UK, AU), Dolls, Vehicles, Infant Toddler & Preschool Supercategories, and Games Excl Trade Card Game Subsegment, Projected USD, JAN – DEC 2024.

Mattel, Inc. Notice of 2025 Annual Meeting of Stockholders

Date and Time
May 28, 2025
at 1:00 p.m.
(Los Angeles time)

Virtual Meeting
You may attend the virtual meeting by visiting:
www.virtualshareholdermeeting.com/MAT2025

Record Date
Holders of record of Mattel common stock at the close of business on March 31, 2025

We will consider and act on the following matters of business at our 2025 annual meeting of stockholders ("2025 Annual Meeting"):

Matter		The Board's Recommendations
Proposal 1:	Election of the ten director nominees named in the Proxy Statement	**FOR** each Director Nominee
Proposal 2:	Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2025	**FOR**
Proposal 3:	Advisory vote to approve named executive officer compensation ("Say-on-Pay")	**FOR**
Proposal 4:	Approval of an amendment to our Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law	**FOR**
Proposal 5:	Stockholder proposal to disclose plan to reduce total contribution to climate change	**AGAINST**
Such other business as may properly come before the 2025 Annual Meeting		

Stockholders of record as of the close of business on March 31, 2025 will be able to attend the 2025 Annual Meeting, vote, and submit questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/MAT2025. To participate in the meeting, stockholders of record must have the 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials ("Notice") or on your proxy card if you receive the proxy materials by mail.

If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the www.ProxyVote.com website, then you may access, participate in, and vote at the 2025 Annual Meeting with the 16-digit control number indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the 2025 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the 2025 Annual Meeting. You will only be able to attend the 2025 Annual Meeting virtually via the webcast.

Whether or not you expect to attend the 2025 Annual Meeting online, please vote as soon as possible so that your shares will be represented and voted at the 2025 Annual Meeting.

By Order of the Board of Directors

Jonathan Anschell
Secretary
El Segundo, California
April 3, 2025

How To Vote

Internet
www.ProxyVote.com (prior to May 28, 2025). Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website (during the meeting)

Telephone
1-800-690-6903

Mail
Mark, sign, date, and promptly mail the enclosed proxy card in the postage-paid envelope

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting to be held on May 28, 2025. The proxy statement ("Proxy Statement") and the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 ("2024 Annual Report") are available at https://investors.mattel.com/financials/annual-reports.

Table of Contents

Cautionary information and forward-looking statements. Mattel cautions the reader that this Proxy Statement contains a number of forward-looking statements, which are statements that relate to the future and are, by their nature, uncertain. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. The use of words such as "anticipates," "expects," "intends," "plans," "projects," "looks forward," "confident that," "believes," and "targeted," among others, generally identify forward-looking statements. These forward-looking statements are based on currently available operating, financial, economic, and other information and assumptions, and are subject to a number of significant risks and uncertainties. A variety of factors or combination of factors, many of which are beyond Mattel's control, may cause actual future results or outcomes, or the timing of those results or outcomes, to differ materially from those contained in any forward-looking statements, including, but not limited to, the risks and uncertainties as may be described in Mattel's filings with the Securities and Exchange Commission, including the "Risk Factors" section of Mattel's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and subsequent periodic filings, as well as in Mattel's other public statements. Mattel does not update forward-looking statements and expressly disclaims any obligation to do so, except as required by law. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not part of or incorporated by reference into this Proxy Statement. References to "Mattel," the "Company," "we," "us," or "our" in this Proxy Statement refer to Mattel, Inc. and/or one or more of its subsidiaries.

2024 Business and Strategic Overview

Overview

2024 was another successful year for Mattel, as we continued to execute our multi-year strategy to grow our IP-driven toy business and expand our entertainment offering. Our priorities were to grow profitability, expand gross margin, and generate strong free cash flow.[1] We achieved all three objectives, demonstrating strong operational excellence. Our results were driven by cost savings, lower inventory management costs, supply chain efficiencies, and foreign currency exchange favorability and other factors, which more than offset the prior year benefit associated with the Barbie movie.

Full year net sales were down 1% versus the prior year, with significant gross margin expansion of 330 basis points, earnings per share growth of 163%, and free cash flow of nearly $600 million. We ended 2024 with the strongest balance sheet we have had in years, including $1.4 billion in cash. Aligned with our capital allocation priorities, we repurchased $400 million of our common stock, following $203 million of repurchases in 2023.

We continued to improve operations, announcing a new Optimizing for Profitable Growth cost savings program targeting $200 million of annualized gross cost savings between 2024 and 2026. The program is tracking ahead of schedule, having achieved $83 million of savings in 2024.

(1) Free cash flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations" on page 94.

Business Highlights

- Full year net sales declined 1% as compared to the prior year
- Gross margin increased 330 basis points to 50.8%
- Earnings per share increased $0.98 to $1.58
- Cash and equivalents increased $127 million and we ended the year with $1.4 billion of cash, after repurchasing $400 million of our common stock
- Launched the Optimizing for Profitable Growth cost savings program, which achieved $83 million of savings in the year, out of our $200 million target by the end of 2026
- Grew global market share in Dolls, Vehicles, and Games,[1] successfully relaunched catalog IP, strengthened relationships with major entertainment partners and sports franchises such as Universal and WWE, and released new, innovative, and inspiring product lines
- Mattel ranked #1 globally in each of our leader categories: Dolls, Vehicles, and Infant, Toddler, and Preschool[1]
- Barbie, Hot Wheels, Fisher-Price, and Uno were each the #1 global property in their respective categories[1]
- Mattel Films continued to advance its theatrical slate: Masters of the Universe's worldwide theatrical release date of June 5, 2026 was announced and the Matchbox live-action movie was greenlit, both of which are now in production; Monster High and Bob the Builder movies began development, bringing the total number of films in development or production with major studio partners to 16
- Mattel Television Studios released 18 TV titles, including Hot Wheels Let's Race Season 2, three Barbie animated premieres, and Barney's World, as part of a highly anticipated franchise relaunch
- Mattel163, our joint venture with NetEase, exceeded $200 million in revenue
- Hot Wheels Legends Tour completed 22 stops in 13 countries and grew attendance by more than 40% over the prior year

(1) Source: Circana, LLC, Retail Tracking Service, G10 (US, CA, MX, BR, FR, IT, SP, DE, UK, AU), Dolls, Vehicles, Infant Toddler & Preschool Supercategories, and Games Excl Trade Card Game Subsegment, Projected USD, JAN – DEC 2024

Mattel Purpose and Mission

Our purpose and mission guide us in executing our strategy. Over the last few years, we have successfully broadened our reach outside of toys into new entertainment verticals and expanded to new demographics. Our Purpose and Mission reflect the Mattel of today and where we are heading.

Our Purpose

Empower generations to explore the wonder of childhood and reach their full potential

Our Mission

Create innovative products and experiences that inspire fans, entertain audiences, and develop children through play

Mattel Strategy

Mattel's multi-year strategy is to grow our IP-driven toy business and expand our entertainment offering through scaling our portfolio, optimizing operations, evolving demand creation, growing our franchise brands, and accelerating content, consumer products, digital, and live experiences.

Grow IP-Driven Toy Business and Expand Entertainment Offering


TOYS
ENTERTAINMENT
GROW PROFITABLY
CAPTURE FULL VALUE OF IP
SCALE PORTFOLIO
OPTIMIZE OPERATIONS
EVOLVE DEMAND CREATION
GROW FRANCHISE BRANDS
ACCELERATE CONTENT, CONSUMER PRODUCTS, DIGITAL AND LIVE EXPERIENCES

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. For more complete information regarding our 2024 financial performance, please review our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 26, 2025. We made this Proxy Statement available to stockholders beginning on April 3, 2025.

Voting Matters and Board Recommendations

	Proposal	The Board's Recommendations	Page
1	Election of Ten Director Nominees	**FOR** each Director Nominee	17
2	Ratification of PricewaterhouseCoopers LLP as our Independent Accounting Firm for the Year Ending December 31, 2025	**FOR**	43
3	Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	46
4	Approval of an Amendment to our Restated Certificate of Incorporation to Provide for Officer Exculpation as Permitted by Delaware Law	**FOR**	81
5	Stockholder Proposal to Disclose Plan to Reduce Total Contribution to Climate Change	**AGAINST**	83

How To Vote

Internet

www.ProxyVote.com (prior to May 28, 2025). Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website (during the meeting)

Telephone

1-800-690-6903

Mail

Mark, sign, date, and promptly mail the enclosed proxy card in the postage-paid envelope

Director Nominees



Ynon Kreiz
Director Since: 2017

Committee Membership: Stock Grant

Chairman of the Board



Roger Lynch
Director Since: 2018

Committee Memberships: Executive (Chair), Compensation, Finance

Independent Lead Director



Adriana Cisneros
Director Since: 2018

Committee Membership: Governance and Social Responsibility

Independent



Diana Ferguson*
Director Since: 2020

Committee Memberships: Audit (Chair), Executive

Independent



Julius Genachowski*
Director Since: 2024

Committee Memberships: Audit, Governance and Social Responsibility

Independent



Prof. Noreena Hertz
Director Since: 2023

Committee Membership: Governance and Social Responsibility (Chair), Executive

Independent



Soren Laursen*
Director Since: 2018

Committee Memberships: Audit, Finance

Independent



Dominic Ng*
Director Since: 2006

Committee Memberships: Finance (Chair), Audit, Executive

Independent



Dr. Judy Olian
Director Since: 2018

Committee Memberships: Compensation (Chair), Governance and Social Responsibility, Executive

Independent



Dawn Ostroff
Director Since: 2024

Committee Membership: Compensation

Independent

* Audit Committee Financial Expert

Director Nominees Snapshot

We believe effective oversight comes from a board of directors that represents a wide range of experience and perspectives that collectively provide the talent, skills, expertise, and independence necessary for sound governance. The nominees to our Board of Directors (the "Board") possess a broad set of skills, experience, and attributes that align with our business strategy and contribute to effective oversight. A summary of the skills, experience, and attributes of our director nominees is provided below. A matrix further illustrating our directors' skills, experience, and attributes and describing the skills and experience the Board believes are important to Mattel's strategy can be found on page 18.

Director Nominees Skills, Experience, and Attributes

Brand and Marketing	Corporate Citizenship	Entertainment / Media	Finance, Accounting, or Financial Reporting	Human Capital Management	Industry	International / Global Operations	Senior Leadership	Supply Chain	Technology / E-Commerce
6 of 10 nominees	6 of 10 nominees	8 of 10 nominees	8 of 10 nominees	8 of 10 nominees	6 of 10 nominees	8 of 10 nominees	9 of 10 nominees	3 of 10 nominees	6 of 10 nominees

Board Refreshment and Composition

As part of the Board's ongoing process to add experience and skill sets that support the oversight and execution of our business strategy, the Board has undergone significant refreshment in recent years, appointing four directors since 2020. The director nominees bring a wide range of valuable perspectives and experiences that the Board believes will best support Mattel in executing its strategy. Our director nominees are 90% independent, with an average tenure on the Board of 5.8 years and an average age of 61 years.

Corporate Governance Highlights

We maintain industry leading corporate governance and Board practices that promote accountability and enhance effectiveness in the boardroom.

Corporate Governance Practices

- Annual elections for all directors
- Majority voting standard
- Robust Independent Lead Director role with significant responsibilities
- Stockholder right to call special meetings
- Stockholder right to proxy access
- Stockholder ability to remove directors with or without cause
- Stockholder ability to act by written consent

Board Practices

- Routine review of Board leadership structure
- Annual Board and Committee evaluations
- Robust director and Chief Executive Officer ("CEO") succession planning and search process
- Annual review and evaluation of the CEO's performance by independent directors
- Quarterly executive sessions held without management present
- Comprehensive risk management with Board and committee oversight
- Nine of ten director nominees are independent

Ongoing Stockholder Engagement Program

Stockholder feedback is an important consideration for the Board, helping to shape our practices.

Mattel has established and maintains an ongoing and active stockholder engagement program. This engagement helps inform the Board's understanding of stockholder perspectives on a wide range of matters. Stockholder dialogue is a year-round practice for Mattel facilitated by our Investor Relations team. In addition to regular investor relations meetings throughout the year, we maintain a robust stockholder engagement program focused on corporate governance, executive compensation, and corporate citizenship matters led by an independent director. In Fall 2024, our Independent Lead Director, Mr. Lynch, participated in all such meetings with members of senior management. The Independent Lead Director's participation in these meetings allowed for a direct line of communication with the Board.

Stockholder Engagement Cycle

Spring

- In-season stockholder engagement meetings conducted to understand stockholder views on proposals, if needed
- Annual meeting of stockholders

Summer

- Annual meeting vote results and feedback reviewed
- Review regulatory developments and corporate governance best practices
- Plan off-season engagement efforts



Year-round stockholder dialogue

Fall

- Independent director-led off-season stockholder engagement meetings conducted
- Stockholder input shared with Governance and Social Responsibility Committee and Board and enhancements considered

Winter

- Continue independent director-led off-season stockholder engagement efforts
- Review stockholder feedback with Board and management
- Consider enhancements to corporate governance and executive compensation

Input received from our stockholders during these meetings is shared with the Governance and Social Responsibility Committee, the Compensation Committee, as appropriate, and the Board, who take this input into account when considering governance and executive compensation changes. In Fall 2024, our stockholders expressed continued support for our Board composition and leadership structure, our executive compensation programs, and our corporate citizenship strategy.

Total Percentage of Shares Held by Stockholders Contacted in Fall 2024

~71%

Total Percentage of Shares Held by Stockholders Engaged in Fall 2024

~56%

Our conversations with stockholders in these engagement meetings covered a variety of topics, including:

Board Composition and Skillsets	Board Leadership Structure	Board Oversight
Business Strategy	Capital Allocation	Executive Compensation
Executive Succession Planning	Governance Practices	Corporate Citizenship

We believe our ongoing stockholder engagement is productive and provides for an open exchange of ideas and perspectives for both Mattel and our stockholders. We look forward to continuing these dialogues with our stockholders in 2025 and beyond.

Executive Compensation Highlights

Our executive compensation programs reflect our commitment to pay-for-performance and compensation governance best practices by emphasizing at-risk performance-based compensation and long-term stockholder value creation in the form of an annual short-term cash incentive (Mattel Incentive Plan or “MIP”) and annual stock-based long-term incentives (“LTIs”).

The chart below shows the 2024 target total direct compensation (“TDC”)* mix for our CEO and the average 2024 target TDC* mix for our other named executive officers (“NEOs”).

Significant Portion of 2024 Target TDC* At-Risk


CEO
Base Salary 10%
MIP 21%
LTIs 69%
90%
Performance-Based
Average of other NEOs
Base Salary 24%
MIP 19%
LTIs 57%
76%
Performance-Based

* 2024 target TDC is the sum of 2024 year-end annual base salary, MIP target incentive opportunity, and annual LTIs (i.e., grant value of performance-based restricted stock units (“Performance Units”) granted under the 2024-2026 Long-Term Incentive Program (“LTIP”) and restricted stock units (“RSUs”)). Target TDC does not include, and the charts above do not reflect, any special or one-time stock awards granted during the year.

2024 CEO Retention Performance Grant

In September 2024, the Compensation Committee approved a one-time retention grant consisting entirely of Performance Units to our CEO, Ynon Kreiz, (the “Retention Performance Grant”) in order to incentivize retention and drive significant Company stock price performance and market outperformance. The Committee made this grant in recognition of Mr. Kreiz’s track record of strong performance and the importance of his ongoing leadership to Mattel’s continued execution of key growth initiatives to drive value creation.

The Retention Performance Grant was designed to create strong and direct alignment to stockholder value creation. The grant is 100% performance-based with no portion earned unless the Company achieves rigorous stock price or relative total stockholder return (“relative TSR”) performance goals over a five-year period.

Full details on the Retention Performance Grant, including the Compensation Committee’s rationale and considerations can be found in the CD&A under “2024 CEO Retention Performance Grant” on page 52.

2024 Pay Outcomes Reflect Our Pay-For-Performance Philosophy

Compensation Components	Characteristics	2024 Actions/Results
Base Salary	• Provide fixed cash compensation based on individual role, skill set, market data, performance, criticality to the Company, and internal pay parity	Increased Mr. Kreiz's 2024 base salary in recognition of his outstanding performance and the criticality and impact of his role as CEO, supported by competitive market practices based on data provided by Frederic W. Cook & Co. ("FW Cook") and our pay-for-performance philosophy, as discussed on page 55.
Annual Cash Incentive (MIP)	• Incentivize and motivate senior executives to achieve our short-term strategic and financial objectives that we believe will drive long-term stockholder value • Our 2024 MIP financial measures focused on improving profitability, topline performance, and improving our working capital position. The 2024 MIP was structured as follows: ◦ 65% MIP-Adjusted EBITDA Less Capital Charge ◦ 20% MIP-Adjusted Net Sales ◦ 15% MIP-Adjusted Gross Margin ◦ Multiplier based on Individual Performance	Increased Steve Totzke's 2024 target MIP opportunity in recognition of the criticality and impact of his role as President & Chief Commercial Officer, supported by competitive market practices based on data provided by FW Cook and our pay-for-performance philosophy, as discussed on page 55. The Company financial performance earnout for the 2024 MIP was 177.1% of target opportunity, as discussed on page 54.
Stock-Based Long-Term Incentives (LTIs)	• Aimed at focusing our senior executives on achieving our key long-term financial objectives, while rewarding relative growth in stockholder value that is sustained over several years	Set 2024 LTI values at levels supported by competitive market practices based on data provided by FW Cook and reflective of individual roles and performance, as well as our pay-for-performance philosophy, as discussed on page 58.
• **Performance Units**	• Incentivize and motivate senior executives to achieve key long-term financial objectives and stock price outperformance • The Performance Units granted under the three-year LTIP cycles are structured as follows: ◦ Three-Year Cumulative Adjusted Free Cash Flow ◦ Multiplier based on Three-Year relative TSR vs. S&P 500 constituents • Mr. Kreiz also received the one-time Retention Performance Grant, subject to a five-year vesting period, as discussed on page 52	The payout for the 2022-2024 LTIP was 46% of target Performance Units granted, as discussed on page 59.
• **RSUs**	• Encourage senior executive stock ownership • Support stockholder-aligned retention • Vest in annual installments over three years	

2024 Pay-For-Performance Results

2024 MIP earnout reflects successful execution of financial and operating plan that significantly exceeded our profitability and operational targets.

Outcomes of our compensation programs in 2024 reflect the successful execution of our financial and operating plan. Our priorities for the year were to grow profitability, expand gross margin, and generate strong free cash flow,[1] and we achieved all three objectives.

We significantly exceeded our MIP-Adjusted EBITDA Less Capital Charge* target, driven by cost savings, lower inventory management costs, supply chain efficiencies, and foreign currency exchange favorability and other factors, which more than offset the prior year benefit associated with the Barbie movie. We also significantly exceeded our MIP-Adjusted Gross Margin* target, driven by the same factors. MIP-Adjusted Net Sales* performance was slightly below target.

MIP-Adjusted EBITDA Less Capital Charge*


Result: $807
$557
Threshold
$677
Target
$796
Max

MIP-Adjusted Net Sales*


Result: $5,425
$5,212
Threshold
$5,487
Target
$5,761
Max

MIP-Adjusted Gross Margin*


Result: 50.8%
47.4%
Threshold
48.6%
Target
49.9%
Max

($ in millions)

(1) Free cash flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations" on page 94.

2022-2024 LTIP earnout reflects below-target Adjusted Free Cash Flow* generation and below-threshold relative TSR over the three-year performance period.

Our below-target Adjusted Free Cash Flow performance and below-threshold relative TSR over the three-year performance period resulted in a total 2022-2024 LTIP payout of 46% of target Performance Units granted.

Three-Year Cumulative Adjusted Free Cash Flow*


Result: $1,617
$1,412
Threshold
$1,811
Target
$2,115
Max

Relative TSR Percentile


Result: 20th
≤25th
Threshold
50th
Target
≥75th
Max

($ in millions)

* The tables above reflect Mattel's 2024 performance with respect to MIP-Adjusted EBITDA Less Capital Charge, MIP-Adjusted Net Sales, MIP-Adjusted Gross Margin, and Adjusted Free Cash Flow, which are non-GAAP measures under the SEC's rules. These measures are an integral part of the pre-established plan parameters for the MIP and LTIP, which were approved by the Compensation Committee and are intended to ensure that events outside the control of management do not unduly influence the achievement of the performance measures, and that employees are not penalized or benefited by the impact of unusual items that are unforeseeable or unquantifiable at the time the respective plan parameters are set, while also aligning them with stockholders' interests. Please see "Management Incentive Non-GAAP Financial Measures" on page 95 for definitions of these measures and a description of the adjustments under the MIP and LTIP.

Compensation Governance Best Practices

The Compensation Committee maintains the following compensation governance best practices, which establish strong safeguards for our stockholders and further enhance the alignment of senior executives' interests with stockholders' interests:

What We Do

- ✔ Clawback Policy applicable to all Section 16 officers and other officers at or above the level of Executive Vice President ("EVP")
- ✔ Best practice severance benefits at competitive levels not greater than 2x the sum of base salary and annual bonus, applicable to the CEO and direct reports to the CEO
- ✔ Double-trigger accelerated vesting in the event of a change of control
- ✔ Robust stock ownership guidelines as a multiple of base salary: 6x for the CEO, 4x for the Chief Financial Officer ("CFO"), and 3x for other NEOs
- ✔ Independent compensation consultant
- ✔ Annual compensation risk assessment
- ✔ Annual review comparing executive compensation with peer companies ("peer group")

What We Do Not Do

- ✖ No excise tax gross-ups on severance or other payments in connection with a change of control
- ✖ No poor pay practice tax gross-ups on perquisites and benefits
- ✖ No hedging or pledging by Board members, officers, or employees permitted
- ✖ No repricing of stock options without stockholder approval

Human Capital Management

We believe recruiting, developing, and motivating a talented global workforce are important to Mattel's long-term growth and success. Through our focus on employee engagement, equal employment opportunity, training and development, health and safety, and employee well-being, we endeavor to create a supportive and rewarding environment where employees are encouraged to collaborate, innovate, and grow. The Board, Compensation Committee, and Governance and Social Responsibility Committee are involved in the oversight of how Mattel fosters its culture and receive regular updates on our workforce management.

We are committed to fostering a culture where all employees have the opportunity to realize their full potential. Management regularly collects feedback to measure employee engagement and job satisfaction on an ongoing basis through its annual global engagement survey, which is used to help improve the employee experience and strengthen our workplace culture. We value a wide range of ideas and voices that help evolve and broaden Mattel's perspectives, with a reach that extends to consumers, customers, business partners, and suppliers.

We believe continuously developing skills and capabilities for the future is essential to operating as an IP-driven, high-performing toy and family entertainment company. Additionally, offering the opportunity for employees to continuously learn and grow their careers at Mattel is a key driver of our employee engagement strategy. Around the globe, employees at all levels participate in a variety of online classes and instructor-led training, including professional development, management development, and technical training.

We are focused on creating a safe and healthy workplace for all of our employees. This is reflected in a comprehensive set of standards and oversight processes that establish our expectations for responsible working conditions, environmental protections, social compliance, health, and safety in both our own manufacturing facilities and those of our supply chain partners.

We offer several benefits to promote employee well-being, including paid time off, health and welfare insurance options, retirement plans, and basic and supplemental employee life insurance for eligible individuals.

2024 Notable Recognition and Awards

Forbes
World's Best Employers

TIME
America's Best Mid-Size Companies

Newsweek
World's Most Trustworthy Companies

FAST COMPANY
Most Innovative Companies of 2024 & Best Workplaces for Innovators

Great Place To Work®
Great Place to Work® Certified - USA, UK, DE, AUS

COMPUTERWORLD
Best Places to Work in IT

Corporate Governance at Mattel

Proposal 1: Election of Directors

The Board recommends that stockholders vote FOR each of the nominees named herein for election as directors.

The Board currently consists of ten directors. After receiving input from members of the Governance and Social Responsibility Committee, the Board has nominated ten director nominees for election at the 2025 Annual Meeting, all of whom are currently directors and were most recently elected at our 2024 annual meeting of stockholders ("2024 Annual Meeting"). If elected, the following director nominees will hold office from election until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified, or until their earlier resignation, disqualification, removal, or death:


Ynon Kreiz


Roger Lynch


Adriana Cisneros


Diana Ferguson


Julius Genachowski


Prof. Noreena Hertz


Soren Laursen


Dominic Ng


Dr. Judy Olian


Dawn Ostroff

Each director nominee has consented to being named in this Proxy Statement as a nominee for election as a director and has agreed to serve as a director, if elected.

If your properly submitted proxy does not contain voting instructions, the persons named as proxies will vote your shares "for" the election of each of the ten director nominees named above. If, before the 2025 Annual Meeting, any director nominee becomes unavailable to serve, the Board may identify a substitute for such director nominee and treat votes "for" the unavailable director nominee as votes "for" the substitute or, alternatively, may reduce the size of the Board. We presently believe that each of the nominees will be available to serve.

Director Nominee Skills, Experience, and Attributes

Our director nominees possess a broad set of skills, experience, and attributes, which align with our business strategy and contribute to effective oversight. A summary is outlined below.

Skills, Experience, and Attributes	Kreiz	Lynch	Cisneros	Ferguson	Genachowski	Hertz	Laursen	Ng	Olian	Ostroff
Brand and Marketing As we look to capture the full value of our IP in the mid-to-long term, we believe directors with relevant experience in consumer marketing or brand management, especially on a global basis, provide important insights to the Board.	●	●	●				●	●		●
Corporate Citizenship We benefit from directors with experience with corporate citizenship initiatives designed to achieve long-term stockholder value through a responsible, sustainable business model.	●		●			●	●	●	●	
Entertainment and Media We value experience in the entertainment/media industries, which provide important insight as we seek to capture the full value of our IP by monetizing our brands and franchises through film, television, digital gaming, live events, and music.	●	●	●		●	●	●	●		●
Finance, Accounting, or Financial Reporting We value directors with experience in finance, accounting, and/or financial reporting, as we measure our operating and strategic performance by reference to certain financial measures and are subject to various accounting and public company rules and requirements. Accordingly, we seek to have a number of directors who qualify as audit committee financial experts (as defined by SEC rules).	●	●		●	●	●	●	●	●	
Human Capital Management Our people are among our most important assets and we believe the successful development and retention of our employees is critical to our success. As such, we benefit from having directors with an understanding of human capital management obtained from experience as a senior leader in a large organization.	●	●		●	●		●	●	●	●
Industry Directors with experience in our industry provide valuable perspective on issues specific to our products and the operation of our business.	●			●	●	●	●	●		
International/Global Operations As our business is worldwide in scope, we benefit from directors having experience as a senior leader in a large organization with international operations.	●	●	●	●	●		●	●	●	
Senior Leadership Directors with CEO or senior management experience have a demonstrated record of leadership and a practical understanding of organizations, processes, strategy, risk, and risk management, as well as methods to drive change and growth.	●	●	●	●	●		●	●	●	●
Supply Chain As a global consumer goods company, we benefit from directors with experience in supply chain management or oversight, including international manufacturing, sourcing, inventory management, transportation and logistics, and supplier/vendor relationships.	●			●			●			
Technology and E-Commerce Experience with technology/e-commerce, including in cybersecurity and data privacy, helps the Board oversee Mattel's cybersecurity risks and advise management as we further grow our e-commerce business, including our DTC business.		●	●		●	●	●			●

Director Nominees for Election

The Board, after receiving input from members of the Governance and Social Responsibility Committee, selected director nominees whose specific skills, talents, areas of expertise, experiences, attributes, backgrounds, and, in the case of our non-employee directors, independence, led the Board to conclude that these persons should serve as Mattel's directors at this time.

For each director nominee, set forth below is a description of his or her age, Board tenure, principal occupation, other business experience, public company experience, and other directorships held during the past five years.



Ynon Kreiz

Chairman of the Board

Age: **60**

Director Since: **2017**

Mattel Committee Membership: **Stock Grant Committee**

Other Current Public Directorships: **Warner Music Group Corp.**

Skills:

Brand and Marketing | Corporate Citizenship | Entertainment / Media | Finance, Accounting, or Financial Reporting | Human Capital Management | Industry | International / Global Operations | Senior Leadership | Supply Chain

Key Experience/Director Qualifications

Mr. Kreiz brings to Mattel's Board significant corporate leadership, operational, restructuring, finance, multimedia, entertainment, and content experience. During his tenure as Chairman and Chief Executive Officer of Mattel, Mr. Kreiz has gained a deep understanding of Mattel's business and the toy industry. As a former Chief Executive Officer of a number of global media companies and a current board member of Warner Music Group Corp., he brings a valuable perspective on the entertainment, digital, and media industries, including a focus on children's programming. He was also General Partner at Balderton Capital, where he was active in early-stage technology and media investments. In 2024, Mr. Kreiz was named one of TIME's 100 Most Influential People in the World and Entertainment Person of the Year by Cannes Lions.

Career Highlights

Maker Studios, Inc., a global digital media and content network company

- Chairman of the Board (June 2012 – May 2014)
- Chief Executive Officer (May 2013 – January 2015)

Endemol Group, one of the world's leading television production companies

- Chairman of the Board and Chief Executive Officer (June 2008 – June 2011)

Balderton Capital (formerly Benchmark Capital Europe)**,** a venture capital firm

- General Partner (2005 – 2007)

Fox Kids Europe N.V., a children's entertainment company

- Chairman of the Board, Chief Executive Officer, and Co-founder (1996 – 2002)

Other Public Company Directorships

- Warner Music Group Corp. since May 2016

Additional Leadership Experience and Service

- Member, Academy of Motion Picture Arts & Science's Executive Branch since 2023
- Member, Business Roundtable since March 2020
- Board of Advisors, Anderson Graduate School of Management at UCLA since April 2015
- Chairman of Board of Trustees, Israeli Olympic Committee, London Games (2012)



Roger Lynch

Age: **62**

Director Since: **2018**

Mattel Committee Memberships: **Executive Committee (Chair), Compensation Committee, Finance Committee**

Skills:

Brand and Marketing | Entertain-ment / Media | Finance, Accounting, or Financial Reporting | Human Capital Management | International / Global Operations | Senior Leadership | Technology / E-Commerce

Key Experience/Director Qualifications

Mr. Lynch brings to Mattel's Board significant leadership, media, technology, and internet experience. He has a wealth of consumer experience, including experience leveraging changing consumer behaviors that can be applied to help further Mattel's growth. Additionally, Mr. Lynch has extensive experience leading, innovating, and scaling consumer media and technology businesses globally, including having guided a number of companies through critical transformation periods. Through his media industry experience, Mr. Lynch has frequently worked with large content providers to create business models that embrace technological changes in distribution.

Career Highlights

Condé Nast, a global media company

- Chief Executive Officer since April 2019

Pandora Media, Inc., a streaming music service

- Chief Executive Officer, President, and Director (September 2017 – February 2019)

Sling TV Holding LLC, an on-demand internet streaming television service (subsidiary of DISH Network)

- Chief Executive Officer and Director (July 2012 – August 2017)

Dish Network LLC, a pay television operator

- Executive Vice President, Advanced Technologies (November 2009 – July 2012)

Video Networks International, Ltd., an internet protocol television provider

- Chairman and Chief Executive Officer (2002 – 2009)

Chello Broadband N.V., a broadband internet service provider in Europe

- President and Chief Executive Officer (1999 – 2001)

Additional Leadership Experience and Service

- Director, News Media Alliance since 2022
- Director, Partnership for New York City since 2021
- Director, USC Dornsife School of Letters, Arts and Sciences since 2018
- Director, Tuck School of Business at Dartmouth since 2017
- Director, Quibi LLC (2018 – 2020)
- Board Observer, Roku LLC (2012 – 2017)
- Director, Digitalsmiths LLC (2010 – 2015)



Adriana Cisneros

Age: **45**

Director Since: **2018**

Mattel Committee Membership: **Governance and Social Responsibility Committee**

Other Current Public Directorships: **AST SpaceMobile, Inc., Ford Motor Company**

Skills:

Brand and Marketing | Corporate Citizenship | Entertainment / Media | International / Global Operations | Senior Leadership | Technology / E-Commerce

Key Experience/Director Qualifications

Ms. Cisneros brings to Mattel's Board significant leadership, media, real estate, entertainment, consumer products, and digital experience. As the Chief Executive Officer of a global company, she has valuable expertise in restructuring, growth strategy, and technology. Ms. Cisneros has experience transforming a company through innovation and digital strategy. She brings a valuable perspective on global consumers and corporate social responsibility. She also has experience serving on the boards of nonprofit entities.

Career Highlights

Cisneros Group of Companies, a privately held company with over 90 years' experience operating businesses globally with three divisions (Cisneros Media, Cisneros Interactive, and Cisneros Real Estate)

- Chief Executive Officer since September 2013
- Vice Chairman and Director of Strategy (September 2005 – August 2013)

Other Public Company Directorships

- Ford Motor Company since July 2024
- AST SpaceMobile, Inc. since April 2021

Additional Leadership Experience and Service

- Director, La Wawa since 2023
- Director, The Electric Factory since 2023
- Advisor, The Venture City since 2023
- Member, Strategic Advisory Board of Mission Advancement Corp. since 2020
- Director, Citibank Private Bank Latin American Advisory Board since 2018
- Trustee, Knight Foundation since 2018
- Director, Parrot Analytics since 2018
- Member, International Academy of Television Arts & Sciences since 2015
- Advisory Member, Museum of Modern Art - Cisneros Institute since 2012
- President, Fundación Cisneros since 2009
- Director, Americas Society/Council of the Americas (2021 – 2024)
- Trustee, The Paley Center for Media (2016 – 2024)
- Director, University of Miami (2017 – 2023)
- Co-chair, Endeavor Miami (2014 – 2020)



Diana Ferguson

Age: **62**

Director Since: **2020**

Mattel Committee Memberships: **Audit Committee (Chair), Executive Committee**

Other Current Public Directorships: **Gartner, Inc., Sally Beauty Holdings, Inc.**

Skills:

Finance, Accounting, or Financial Reporting | Human Capital Management | Industry | International / Global Operations | Senior Leadership | Supply Chain

Key Experience/Director Qualifications

Ms. Ferguson brings to Mattel's Board significant leadership, finance, human capital management, strategy, and consumer products experience. As a former Chief Financial Officer in several consumer products businesses, she brings valuable perspective on managing large organizations, complex accounting principles and judgments, internal controls and financial reporting requirements, and evaluating the financial results and financial reporting processes of complex companies. Ms. Ferguson also has extensive board experience with publicly-traded companies and nonprofit organizations.

Career Highlights

Scarlett Investments, LLC, a private investment and consulting firm

- Principal since August 2013

Cleveland Avenue LLC, a privately held venture capital and consulting firm

- Chief Financial Officer (September 2015 – December 2020)

The Folgers Coffee Company, a division of Procter & Gamble

- Senior Vice President and Chief Financial Officer (April 2008 – November 2008)

Merisant Worldwide, Inc., a maker of table-top sweeteners and sweetened food products

- Executive Vice President and Chief Financial Officer (2007 – 2008)

Sara Lee Corporation, a global consumer products company

- Senior Vice President and Chief Financial Officer, Sara Lee Foodservice (2006 – 2007)
- Senior Vice President Strategy and Corporate Development (2004 – 2006)
- Vice President and Treasurer (2001 – 2004)

Other Public Company Directorships

- Gartner, Inc. since 2021
- Sally Beauty Holdings, Inc. since 2019
- Invacare Corporation (2018 – 2022)
- Frontier Communications Corporation (2014 – 2021)

Additional Leadership Experience and Service

- Director, Chicago Botanic Gardens since 2021
- Trustee, Groton School (2015 – 2024)



Julius Genachowski

Age: **62**

Director Since: **2024**

Mattel Committee Memberships: **Audit Committee, Governance and Social Responsibility Committee**

Other Current Public Directorships: **Mastercard Incorporated, Sonos, Inc., Hexaware Technologies Limited**

Skills:

Entertainment / Media | Finance, Accounting, or Financial Reporting | Human Capital Management | Industry | International / Global Operations | Senior Leadership | Technology / E-Commerce

Key Experience/Director Qualifications

Mr. Genachowski brings to Mattel extensive public and private sector experience in technology, media and telecom, including internet and digital communications policy, cybersecurity, consumer protection, and privacy. He also brings global perspectives and experiences from his various professional roles, finance experience as a former executive and investor, and risk oversight and corporate governance experience, including serving on the board of directors of public companies and on Audit and Risk Committees.

Career Highlights

The Carlyle Group, a global investment company

- Senior Advisor since 2024
- Partner and Managing Director (2014 – 2023)

U.S. Federal Communications Commission, an independent agency responsible for implementing and enforcing U.S. communications law and regulations

- Chairman (2009 – 2013)
- Chief Counsel to the Chairman (1994-1997)

IAC Inc. (formerly IAC/InterActiveCorp)**,** a company that owns and operates global brands, including, during his tenure, Expedia, Ticketmaster, Match.com, HSN, USA Network, and SciFi Channel

- Member of Barry Diller's Office of the Chairman, Chief of Business Operations, General Counsel, and other roles (1997 – 2005)

Supreme Court of the United States

- Law Clerk to Justice David H. Souter (1993 – 1994)
- Law Clerk to Justice William J. Brennan, Jr. (1992 – 1993)

Other Public Company Directorships

- Mastercard Incorporated since June 2014
- Sonos, Inc. since September 2013
- Hexaware Technologies Limited since November 2021
- Sprint Corporation (August 2015 – April 2020)

Additional Leadership Experience and Service

- Member, President's Intelligence Advisory Board, an independent intelligence advisory board within the Executive Office of the President (2014-2017)
- Visiting Professor Harvard Law School and Visiting Scholar Harvard Business School (2013)
- Member, President-Elect Obama's Transition Board (2008)



Prof. Noreena Hertz

Age: **57**

Director Since: **2023**

Mattel Committee Membership: **Governance and Social Responsibility Committee (Chair), Executive Committee**

Other Current Public Directorships: **Warner Music Group Corp.**

Skills:

Corporate Citizenship

Entertainment / Media

Finance, Accounting, or Financial Reporting

Industry

Technology / E-Commerce

Key Experience/Director Qualifications

Prof. Hertz brings to Mattel's Board her significant experience as an adviser to some of the largest organizations and most senior figures in the world on strategy, decision-making, sustainability, and global economic, technological, and geo-political risks and trends. An influential economist on the global stage, she has over 25 years of experience in advising companies and governments in a variety of sectors and geographies on strategy and policy decisions, mergers and acquisitions, intelligence gathering and analysis, millennials and post-millennials, community-building, and sustainability. In addition, Prof. Hertz has also held senior academic positions where her research has focused on artificial intelligence, decision-making, risk assessment and management, globalization, innovation, post-millennials, community-building, and sustainability. Prof. Hertz's best-selling books, Eyes Wide Open, The Silent Takeover, IOU: The Debt Threat, and The Lonely Century are published in over 20 countries.

Career Highlights

University College London

- Visiting Professor at the Institute for Global Prosperity since 2016
- Honorary Professor since 2013

University of Amsterdam

- Professor of Globalisation, Sustainability, and Finance (2009 – 2013)

University of Cambridge

- Associate Director of the Centre for International Business and Management (2003 – 2013)

Other Public Company Directorships

- Warner Music Group Corp. (2014 – 2016; 2017 – present)

Additional Leadership Experience and Service

- Director, Workhuman (Globoforce Limited) since April 2022
- Trustee, Inspiring Girls International Limited (2016 – 2023)
- Member, RWE AG Digital Transformation Board (2015 – 2016)
- Member, Inclusive Capitalism Taskforce (2012 – 2013)
- Member, Edelman Europe Advisory Board (2009 – 2012)
- Member, Citigroup Politics and Economics Global Advisory Board (2007 – 2008)



Soren Laursen

Age: **61**

Director Since: **2018**

Mattel Committee Memberships: **Audit Committee, Finance Committee**

Skills:

Brand and Marketing | Corporate Citizenship | Entertainment / Media | Finance, Accounting, or Financial Reporting | Human Capital Management | Industry | International / Global Operations | Senior Leadership | Supply Chain | Technology / E-Commerce

Key Experience/Director Qualifications

Mr. Laursen brings to Mattel's Board significant leadership, finance, brand, marketing, retail, global, and toy industry experience. As a former Chief Executive Officer of a toy retail company and former President of a toy manufacturer, he has tested experience and understanding of Mattel's business and the global commercial toy industry, deep expertise in developing strong brand franchises supported by compelling media, digital and technology activations, and leadership experience in successfully turning around a company and driving growth.

Career Highlights

Credo Partners AS, an investment firm focusing on mid-size companies

- Operating Partner since 2023
- Head of Denmark (2019 – 2023)

TOP-TOY, a toy retailer in the Nordic market

- Chief Executive Officer (April 2016 – January 2018)

LEGO Systems, Inc., the Americas division of the family-owned and privately-held The LEGO Group, a toy company based in Denmark

- President (January 2004 – March 2016)

The LEGO Company

- Senior Vice President, Europe North and Europe East (April 2000 – December 2003)
- Senior Vice President, Special Markets (1999 – 2000)
- Vice President/General Manager, LEGO New Zealand (1995 – 1999)

Additional Leadership Experience and Service

- Board Chairman, Koble ApS since 2023
- Board Chairman, The Army Painter since 2023
- Board Chairman, BørneRiget Fonden since 2020
- Board Chairman, Varier Furniture A/S Oslo since 2020
- Board Chairman, Postevand ApS since 2019
- Advisor, AVT Business School since 2018
- Advisor, The Toy Association since 2014; Board member at large since 2004
- Director, Patentrenewals.com (2018 – 2023)
- Board Member, BoeBeauty (2020 – 2021)
- Director, Isabella A/S (2018 – 2020)
- Interim Executive Director, Mattel (October 2018 – September 2019)
- Director, A.T. Cross, R.I. (2014 – 2016)
- Director, LEGO Children's Fund (2010 – 2016)
- Director, Connecticut Children's Medical Center (2008 – 2016)



Dominic Ng

Age: **66**

Director Since: **2006**

Mattel Committee Memberships: **Finance Committee (Chair), Audit Committee, Executive Committee**

Other Current Public Directorships: **East West Bancorp, Inc.**

Skills:

Brand and Marketing | Corporate Citizenship | Entertainment / Media | Finance, Accounting, or Financial Reporting | Human Capital Management | Industry | International / Global Operations | Senior Leadership

Key Experience/Director Qualifications

As Chief Executive Officer of the largest independent bank headquartered in Southern California, Mr. Ng brings to Mattel's Board significant expertise in leadership, strategy, business development, and global operations. He also has valuable experience navigating complex accounting principles and judgments, internal controls, financial reporting rules and regulations, and assessing the financial performance and reporting processes of large companies. Mr. Ng transformed East West Bank from a small savings and loan association in Los Angeles into a large, full-service commercial bank with differentiated value offerings. His extensive experience conducting business in Asia provides a valuable perspective to Mattel's Board, particularly given Mattel's manufacturing presence in Asia and its emerging markets initiatives. Additionally, he brings deep business and governmental relationships in the State of California and the greater metropolitan area of Los Angeles, where Mattel is headquartered.

Career Highlights

East West Bancorp, Inc. and East West Bank, a global bank based in California

- Chief Executive Officer and Chairman of the Board since 1998
- President and Chief Executive Officer (1992 – 1998)

Seyen Investment, Inc., a private family investment business

- President (1990 – 1992)

Deloitte & Touche LLP, an accounting firm

- Certified Public Accountant (1980 – 1990)

Other Public Company Directorships

- East West Bancorp, Inc. since 1992
- PacifiCare Health Systems, Inc. (2003 – 2005)
- ESS Technology, Inc. (1998 – 2004)

Additional Leadership Experience and Service

- Chair, 2023 Asia-Pacific Economic Cooperation Business Advisory Council (Co-Chair in 2022, 2024)
- Trustee, Academy Museum of Motion Pictures (2018 – 2024)
- Trustee, University of Southern California since 2014
- Director of the following nonprofit entities and government organizations: California Bankers Association (2002 – 2011, 2016 – 2017); The United Way of Greater Los Angeles (1995 – 2014); Pacific Council on International Policy (2010 – 2013); Los Angeles' Mayor's Trade Advisory Council as Co-Chair (2009 – 2011); and Federal Reserve Bank of San Francisco – Los Angeles Branch (2005 – 2011)



Dr. Judy Olian

Age: **73**

Director Since: **2018**

Mattel Committee Memberships: **Compensation Committee (Chair), Executive Committee, Governance and Social Responsibility Committee**

Other Current Public Directorships: **Ares Management Corporation, United Therapeutics Corp.**

Skills:

- Corporate Citizenship
- Finance, Accounting, or Financial Reporting
- Human Capital Management
- International / Global Operations
- Senior Leadership

Key Experience/Director Qualifications

As the President of Quinnipiac University, and former Dean of the UCLA Anderson School of Management for over 12 years, Dr. Olian brings to Mattel's Board her extensive leadership record in running large organizations, as well as her professional expertise in human resource management, top management teams, and management strategy. She also has extensive board experience in publicly-traded and nonprofit boards. Prior to Dr. Olian's most recent roles, she served as Dean of Penn State's Smeal College of Business, and in various faculty and leadership roles at the University of Maryland. She was also a management consultant at, and Chair of, AACSB International, the premier accrediting and thought leadership organization for global business schools.

Career Highlights

Quinnipiac University

- President since July 2018

UCLA Anderson School of Management

- Dean and John E. Anderson Chair in Management (January 2006 – July 2018)

Other Public Company Directorships

- United Therapeutics Corp. since 2015
- Ares Management Corporation since 2014

Additional Leadership Experience and Service

- Member, New Haven Promise since 2024
- Board Co-Chair, AdvanceCT, appointed by Governor of Connecticut since 2023
- Commission member, Knight Commission on Intercollegiate Athletics since 2023
- Director, Hartford Healthcare System since 2022
- Member, CT Governor's Workforce Commission since 2020
- Board member, Business-Higher Education Forum (2019 – 2023)
- Advisory Board Member, Catalyst Inc. (2011 – 2021)
- Director, UCLA Technology Development Corporation (2014 – 2018)
- Chairman, Loeb Awards for Excellence in Business Journalism (2006 – 2018)
- Member, International Advisory Board, Peking University School of Business (2007 – 2016)



Dawn Ostroff

Age: **65**

Mattel Committee Membership: **Compensation Committee**

Director Since: **2024**

Skills:

- Brand and Marketing
- Entertainment / Media
- Human Capital Management
- Senior Leadership
- Technology / E-Commerce

Key Experience/Director Qualifications

Ms. Ostroff brings to Mattel more than 35 years of experience in media, entertainment, and advertising with a proven track record of growing and transforming companies to meet the expectations of new generations of consumers. Ms. Ostroff was most recently the Chief Content & Advertising Business Officer at Spotify, where she oversaw all global content, content operations, and advertising revenue for the company, more than tripling the company's advertising revenue during her leadership. Prior to her role at Spotify, Ms. Ostroff founded Condé Nast Entertainment, where she served as President and launched its digital video business, built its technology and advertising teams, and established the feature film and television divisions which developed IP from the company's iconic brands.

Career Highlights

Spotify Technology S.A., an audio streaming service

- Chief Content & Advertising Business Officer (2018 – 2023)

Condé Nast Entertainment, an entertainment studio and distribution network

- President (2011 – 2018)

The CW Network, a joint venture of CBS and Warner Bros.

- President of Entertainment (2006 – 2011)

UPN Network, a subsidiary of CBS

- President (2002 – 2006)

Lifetime Television, a cable TV network

- Executive Vice President of Entertainment (1996 – 2002)

Other Public Company Directorships

- Sweetgreen, Inc., nominee for election at the company's 2025 annual meeting
- Paramount Global (May 2023 – June 2024)
- Activision Blizzard, Inc. (August 2020 – October 2023)
- Westfield Corporation (March 2016 – February 2018)

Additional Leadership Experience and Service

- Board Member, New York University since 2014
- Board of Governors, The Paley Center for Media (2020 – 2022)
- Director, Anonymous Content (Emerson Collective Parent Company) (2018 – 2020)

Board Composition and the Director Nomination Process

Identifying and Evaluating Director Nominees

The Board, acting through the Governance and Social Responsibility Committee, is responsible for identifying and evaluating candidates for membership on the Board. The Board's Amended and Restated Guidelines on Corporate Governance (the "Guidelines on Corporate Governance") set forth the process for selecting candidates for director positions, as well as the role of the Governance and Social Responsibility Committee in identifying potential candidates and screening them, with input from the Board Chair.

Under the Guidelines on Corporate Governance and the charter of the Governance and Social Responsibility Committee, the Committee is responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and the perceived needs of the Board at that time, and in accordance with the guidelines established by the Committee.

This review includes an assessment of the talent base, skills, areas of expertise, variety of opinions, perspectives, professional and personal experiences, and backgrounds, as well as other differentiating characteristics, and independence of the Board and its members. Any changes that may have occurred in any director's responsibilities, as well as such other factors as may be determined by the Governance and Social Responsibility Committee to be appropriate for review, are also considered. The Committee also reviews the results of the Board's annual self-evaluation. For more information, please see "Board Evaluations" on page 37.

In conjunction with the annual review of the Board's collective skills, experience, and attributes, the Governance and Social Responsibility Committee actively seeks out qualified director candidates for recommendation to the Board. The Committee, with input from the Board Chair, screens candidates to fill any vacancies on the Board, solicits recommendations from Board members as to such candidates, and considers nominations and recommendations for Board membership submitted by stockholders as described further below. The Committee has the sole authority to retain an independent third-party search firm to identify director candidates who may meet the needs of the Board. Candidates who the Committee expresses interest in pursuing must interview with at least two members of the Committee before being recommended for appointment or nomination to the Board. The Committee recommends to the Board the director nominees for election at each annual meeting of stockholders.

Our Director Nominations Policy describes the methodology for selecting the candidates who are included in the slate of director nominees recommended to the Board and the procedures for stockholders to follow in submitting nominations and recommendations of possible candidates for Board membership.

Under our Director Nominations Policy, each director nominee should, at a minimum, possess the following:

- An outstanding record of professional accomplishment in his or her field of endeavor;
- A high degree of professional integrity, consistent with Mattel's values;
- A willingness and ability to represent the general best interests of all of Mattel's stockholders and not just one particular stockholder or constituency, including a commitment to enhancing stockholder value; and
- A willingness and ability to participate fully in Board activities, including active membership on at least one Board committee and attendance at, and active participation in, meetings of the Board and the committee(s) of which he or she is a member, and no commitments that would, in the judgment of the Governance and Social Responsibility Committee, interfere with or limit his or her ability to do so.

Our Director Nominations Policy also lists the following additional skills, experiences, and qualities that are desirable in director nominees:

- Skills and experiences relevant to Mattel's business, operations, or strategy; and
- Qualities that help the Board achieve a balance of a variety of knowledge, experience, and capability on the Board, and an ability to contribute positively to the collegial and collaborative culture among Board members.

As set forth in the Guidelines on Corporate Governance, the Board maintains limits on the number of outside public company boards that directors may sit on. Ordinarily, directors may not serve on the boards of more than four public companies, including Mattel's Board. Directors who are executive officers of public companies may not serve on the board of more than one other public company, in addition to Mattel's Board. Service on the board of a subsidiary company with no publicly traded stock (or that issues only debt), a nonprofit organization, or a private company is not included in this calculation. Moreover, if a director sits on several mutual fund boards within the same fund family, such service will count as one board for purposes of this calculation. Currently, all ten director nominees are in compliance with these limits. The Guidelines on Corporate Governance also provide that directors should advise the Governance and Social Responsibility Committee in advance of accepting an invitation to serve on the board of another public company. Directors serving on the board of a private company should also advise the Committee when appropriate if the company plans to go public.

Lastly, a nominee's ability to qualify as an independent director of Mattel is considered in terms of both the overall independence of Mattel's Board as well as the independence of its Committees.

The Governance and Social Responsibility Committee reviews the Director Nominations Policy periodically and may amend the policy from time to time as necessary or advisable based on changes to applicable legal requirements and listing standards as well as the evolving needs and circumstances of the business. In addition, the Guidelines on Corporate Governance are reviewed periodically, and may be changed by the Board only upon a determination that such change is in the best interests of the Company and its stockholders and a recommendation of such change is made to the Board by the Committee. For additional information on the Board's selection and evaluation process, see our Director Nominations Policy, which is available on Mattel's corporate website at https://corporate.mattel.com/en-us/investors/corporate-governance.

Stockholder Recommendations of Director Candidates

The Governance and Social Responsibility Committee will consider recommendations for director candidates made by stockholders and evaluate them using the same criteria as other candidates. Under our Director Nominations Policy, any such recommendation must include a detailed statement explaining why the stockholder is making the recommendation, as well as all information that would be required were the stockholder to nominate such person under our Amended and Restated Bylaws (the "Bylaws") or applicable law. For additional information on stockholder recommendations, see our Bylaws and Director Nominations Policy, which are available on Mattel's corporate website at https://corporate.mattel.com/en-us/investors/corporate-governance.

Stockholder recommendations for director candidates should comply with our Director Nominations Policy and should be addressed to:

Governance and Social Responsibility Committee
c/o Secretary, TWR 15-1
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Stockholder Proxy Access Right

Our Bylaws permit a stockholder, or group of up to 20 stockholders, owning at least three percent of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials for an annual meeting of stockholders, director nominees constituting up to the greater of two nominees or 20% of the Board, provided that the stockholder(s) and the director nominee(s) satisfy the requirements specified in the Bylaws. Additional information on the deadlines to submit director nominations pursuant to the proxy access provisions of our Bylaws is set forth on page 92 under "Director Nominations Pursuant to Proxy Access Provisions."

Board Structure

Board Leadership Structure

The Board believes that one of its most important responsibilities is to evaluate and determine the most appropriate Board leadership structure for Mattel so that the Board can best provide effective, independent oversight of management and facilitate its engagement in, and understanding of, Mattel's business. To carry out this responsibility, the Guidelines on Corporate Governance empower the Board to evaluate its leadership structure to foster strong, independent Board leadership that can provide effective oversight of management. The Governance and Social Responsibility Committee, comprised entirely of independent directors, also periodically reviews the Board's leadership structure and recommends changes to the Board as appropriate, and makes a recommendation to the independent directors regarding the election of the Independent Lead Director.

The Board evaluates its structure periodically, as well as when warranted by specific circumstances, such as the appointment of a new CEO, in order to assess which structure is in the best interests of Mattel and its stockholders based on the evolving needs of the Company. This approach provides the Board appropriate flexibility to determine the leadership structure best suited to support the dynamic demands of our business. As set forth in our Guidelines on Corporate Governance, whenever the Board Chair is not an independent director, an Independent Lead Director shall be elected annually by the independent directors.

The Board has determined that the Company and its stockholders are best served by a leadership structure in which Mr. Kreiz serves as Chairman of the Board and CEO, counterbalanced by a strong, independent Board led by an Independent Lead Director. Mr. Kreiz has tremendous expertise across areas critical to Mattel's corporate strategy, including entertainment, digital, and media, and he has been instrumental in driving Mattel's IP-driven strategy during his tenure as Mattel's Chairman and CEO since 2018. The Board has greatly benefited from his contributions and vision for the Company, and continues to believe that this leadership structure leverages executive leadership experience while providing effective independent oversight of Mattel and our management team. Additionally, stockholders, through our engagement program, have expressed continued support for the Board's current leadership structure.

Going forward, the Board will continue to evaluate its leadership structure in order to confirm it aligns with and supports the evolving needs and circumstances of the Company and its stockholders.

Independent Lead Director Responsibilities

The Board recognizes the importance of strong independent Board leadership. As such, the independent directors of the Board annually elect an Independent Lead Director when the Chairman is not independent. Our Independent Lead Director has specifically-enumerated powers and responsibilities, providing the same robust leadership, oversight, and benefits to the Company and Board that would be provided by an independent Chairman.

In 2024, the independent directors of the Board elected Mr. Lynch to serve as the Board's Independent Lead Director.

The Independent Lead Director's duties include the following significant powers and responsibilities:

- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors at the conclusion of Board meetings, at which the CEO and other members of management are not present;
- Provides the Chairman with feedback and counsel concerning the Chairman's engagement with the Board;
- Serves as liaison between the Chairman and the independent directors;
- Approves information sent to the Board;
- Approves Board meeting agendas;
- Approves schedules of meetings to assure that there is sufficient time for discussion of all agenda items;
- Has authority to call meetings of the independent directors;
- If requested by significant stockholders, is available for consultation and direct communication; and
- Assists with the evaluation of the CEO.

Board Independence Determinations

Mattel's Board has adopted Guidelines on Corporate Governance consistent with Nasdaq listing standards that include qualifications for determining director independence. These provisions incorporate Nasdaq's categories of relationships between a director and a listed company that would make a director ineligible to be independent.

The Board has affirmatively determined that each of Mses. Cisneros, Ferguson and Ostroff, Prof. Hertz, Dr. Olian, and Messrs. Genachowski, Laursen, Lynch, and Ng is independent within the meaning of both Mattel's and Nasdaq's director independence standards, as currently in effect, and has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Because Mr. Kreiz is employed by Mattel, he does not qualify as independent. R. Todd Bradley and Ann Lewnes, who each served as a director until February 1, 2024, and Michael Dolan, who served as a director until May 29, 2024, were determined to be independent during the time they served on the Board. Furthermore, the Board has determined that each of the members of our Audit Committee, Compensation Committee, and Governance and Social Responsibility Committee is independent within the meaning of Nasdaq's director independence standards applicable to members of such Committees, as currently in effect.

The Board also determined that the Compensation Committee members qualify as "non-employee directors" within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In making these determinations, the Board considered, among other things, ordinary course commercial relationships with companies at which Board members then served as executive officers (including Condé Nast). The aggregate annual amounts involved in these commercial transactions were less than 1% of the annual consolidated gross revenues of these companies. The Board has determined that none of these relationships are material and that none of these relationships impair the independence of any non-employee director.

Board Committees

The Board has established six principal Committees: the Audit Committee, the Compensation Committee, the Governance and Social Responsibility Committee, the Finance Committee, the Executive Committee, and the Stock Grant Committee. Each of the Audit Committee, the Compensation Committee, and the Governance and Social Responsibility Committee has a written charter that is reviewed annually and revised as appropriate. A copy of each of these Committee's current charter is available on Mattel's corporate website at https://corporate.mattel.com/investors/corporate-governance.

The current chairs and members of these Committees are identified in the following table:

Director	Audit	Compensation	Governance and Social Responsibility	Finance	Executive	Stock Grant
Non-Employee Directors						
Adriana Cisneros			●			
Diana Ferguson†	Chair				●	
Julius Genachowski†	●		●			
Prof. Noreena Hertz			Chair		●	
Soren Laursen†	●			●		
Roger Lynch[ILD]		●		●	Chair	
Dominic Ng†	●			Chair	●	
Dr. Judy Olian		Chair	●		●	
Dawn Ostroff		●				
Employee Director						
Ynon Kreiz						●

Chair — Chair

ILD — Independent Lead Director

† — Audit Committee Financial Expert

● — Member

The primary responsibilities, membership, and meeting information for the Committees of the Board during 2024 are summarized below.

Audit Committee		
	Members:	Diana Ferguson (Chair), Julius Genachowski, Soren Laursen, Dominic Ng
	Meetings in 2024:	13
The Board has determined that each member meets applicable SEC, Nasdaq, and Mattel independence and "financial sophistication" standards and qualifies as an "audit committee financial expert" under applicable SEC regulation.		

Primary Responsibilities

- Assist the Board in fulfilling the Board's oversight responsibilities regarding the accounting and financial reporting processes of the Company, including the quality and integrity of Mattel's financial reporting and the audits of the Company's financial statements, the independence, qualifications, and performance of Mattel's independent registered public accounting firm, the performance of Mattel's internal audit function, and Mattel's compliance with legal and regulatory requirements.
- Oversee the Company's assessment and management of material risks impacting the Company's business and relating to financial reporting and accounting, compliance, and cybersecurity.
- Appoint or replace the independent registered public accounting firm, taking into consideration the results of any vote by stockholders to ratify such decision; directly responsible for the compensation and oversight of the work of the independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work; directly responsible for the evaluation of the qualifications, performance and independence of the independent registered public accounting firm, including consideration of the adequacy of quality controls and the provision of permitted non-audit services.
- Meet with the independent registered public accounting firm and management in connection with each annual audit to discuss the scope of the audit, the staffing of the audit, and the procedures to be followed.
- Review and discuss Mattel's quarterly and annual financial statements with management, the independent registered public accounting firm, and the internal audit group.
- Discuss with management and the independent registered public accounting firm Mattel's practices with respect to risk assessment, risk management, critical accounting policies, and critical audit matters.
- Discuss with management and the independent registered public accounting firm key reporting practices (including the use of non-GAAP measures) and new accounting standards.
- Review periodically with the Chief Legal Officer the implementation and effectiveness of Mattel's compliance and ethics programs.
- Discuss periodically with the independent registered public accounting firm and the senior internal auditing officer the adequacy and effectiveness of Mattel's accounting and financial controls, and consider any recommendations for improvement of such internal control procedures.
- Pre-approve audit services, internal-control-related services, and permitted non-audit services to be performed for Mattel by its independent registered public accounting firm, and establish a policy for the pre-approval for such services.

Compensation Committee		
	Members:	Dr. Judy Olian (Chair), Roger Lynch, Dawn Ostroff
	Meetings in 2024:	14
The Board has determined that each member meets applicable Nasdaq and Mattel independence standards and qualifies as a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act. The Compensation Committee meets in executive session at least once each year without the CEO present.		

Primary Responsibilities

- Develop, evaluate and, in certain instances, approve or determine compensation plans, policies, and programs.
- Review and approve all forms of compensation to be provided to the CEO and all other executives who are subject to Section 16 of the Exchange Act.
- Annually review and approve corporate goals and objectives relevant to the CEO's compensation, and review and evaluate the CEO's performance in light of those goals and objectives.
- Administer short- and long-term cash incentive and stock compensation plans and programs.
- Review and recommend to the Board all forms of compensation to be provided to the non-employee directors.
- Oversee and assess material risks associated with Mattel's compensation structure, policies, plans, and programs generally.
- Report and, as appropriate, make recommendations to the Board regarding executive compensation programs and practices.

- Inform the non-employee directors of the Board of its decisions regarding compensation for the CEO and other senior executives.
- Oversee the Company's engagement with institutional stockholders and proxy advisory firms concerning executive compensation matters.
- Report to the Board annually on succession planning, and assist the Board in nominating and evaluating successors to the CEO and Board Chair positions.

Governance and Social Responsibility Committee	Members:	Prof. Noreena Hertz (Chair), Adriana Cisneros, Julius Genachowski, Dr. Judy Olian
	Meetings in 2024:	6
The Board has determined that each member meets applicable Nasdaq and Mattel independence standards.		

Primary Responsibilities

- Assist the Board by identifying individuals qualified to become Board members, consistent with the criteria approved by the Board, and to select, or to recommend that the Board select, the director nominees for the next annual meeting of stockholders.
- Develop and recommend to the Board the Guidelines on Corporate Governance.
- Lead the evaluation of the Board's performance.
- Evaluate and make recommendations to the Board regarding the independence of the Board members.
- Recommend director nominees for each Committee of the Board.
- Assist the Board with oversight and review of social responsibility matters such as sustainability, corporate citizenship, community involvement, equal opportunity, global manufacturing principles, product quality and safety, public policy, and environmental, health, and safety matters.
- Oversee and review with management risks relating to governance and social responsibility matters.
- Oversee the Company's engagement with institutional stockholders and proxy advisory firms concerning governance and social responsibility matters.
- Oversee philanthropic activities.
- Oversee policies and practices related to political expenditures, and review, on an annual basis, direct and indirect political expenditures, if any.
- Work closely with the CEO and other members of Mattel's management to assure that Mattel is governed effectively and efficiently.
- Review the Board's leadership structure periodically and recommend changes to the Board as appropriate.

Finance Committee	Members:	Dominic Ng (Chair), Soren Laursen, Roger Lynch
	Meetings in 2024:	5

Primary Responsibilities

- Advise and make recommendations to the Board regarding allocation and deployment of available capital, including credit facilities and debt securities, capital expenditures, dividends to stockholders, stock repurchase programs, and hedging transactions.
- Oversee interactions with credit rating agencies.
- Advise and make recommendations to the Board regarding mergers, acquisitions, dispositions, and other strategic transactions.
- Oversee third-party financial risks.

Other Board Committees

The **Executive Committee** did not hold any meetings in 2024. The members of the Executive Committee are Ms. Ferguson, Prof. Hertz, Dr. Olian, and Messrs. Lynch and Ng. Mr. Lynch chairs the Executive Committee. The Executive Committee may exercise all the powers of the Board, subject to limitations of applicable law, between meetings of the Board.

Mattel also has a **Stock Grant Committee** with Mr. Kreiz as the current sole member. The primary function of the Stock Grant Committee is to exercise the limited authority delegated to the Committee by the Board and the Compensation Committee with regard to approving annual and off-cycle stock grants to employees below the EVP level who are not Section 16 officers.

Director Succession Planning

The Board has a robust director succession and search process. The Board retains an independent, third-party search firm to assist with the search for director candidates. The Board has worked diligently to achieve the right balance between long-term, institutional knowledge, and fresh perspectives on the Board. The Board believes that the current mix of director tenures provides Mattel with an optimal balance of knowledge, experience, and capability. In its oversight of management, this mix allows the Board to leverage the new viewpoints, experiences, and ideas of newer directors as well as the deep knowledge of, and experience with, Mattel held by longer-tenured directors. The Board continues to be thoughtful and proactive about this process and will continue to evaluate its composition with respect to skills, experience, and attributes in order to maintain the right balance for effective, independent Board oversight.

New directors participate in an orientation process, which may address, among other topics, the Company's operations, performance, strategic plans, significant business, financial, accounting, legal and risk management matters, compliance programs, code of business conduct and ethics, and corporate governance practices, and includes introductions to members of the Company's senior management and their respective responsibilities. The new directors also receive briefings on the responsibilities, duties, and activities of the Committee(s) on which the director will initially serve. All directors are encouraged to participate in continuing education programs to enhance skills and knowledge relevant to their service as directors, and the Company pays the reasonable expenses of attendance by directors at such programs.

Board Meetings

During 2024, the Board held five meetings. No incumbent director attended less than 75% of the aggregate of all Board meetings and all meetings held by any Committee of the Board on which such director served (in each case, held during the period of time such director served on the Board or the applicable Committee).

Policy Regarding Attendance of Directors at the Annual Meeting of Stockholders

Each member of Mattel's Board is expected, but not required, to attend Mattel's annual meeting of stockholders. There were eleven directors at the time of our 2024 Annual Meeting and eight directors attended the meeting.

Risk Oversight

Board and Committees

Board Oversight

The Board is responsible for overseeing Mattel's ongoing assessment and management of material risks impacting Mattel's business. The Board relies on Mattel's management to identify and report on material risks, and relies on each Board Committee to oversee management of specific risks related to that committee's function. The Board engages in risk oversight throughout the year and specifically focuses on risks facing Mattel each year at a regularly scheduled Board meeting.

Audit Committee

The Audit Committee oversees the Company's assessment and management of Mattel's material risks impacting the Company's business, including those relating to the Company's financial reporting and accounting, compliance, and cybersecurity. The Committee is responsible for overseeing Mattel's compliance risk, which includes risk relating to Mattel's compliance with laws and regulations. The Committee annually reviews and discusses with management the material risks impacting the Company and the steps management has taken to monitor and control these risks.

Compensation Committee

The Compensation Committee oversees and assesses material risks associated with Mattel's compensation structure, policies, and programs generally, including those that may relate to pay mix, selection of performance measures, the goal setting process, and the checks and balances on the payment of compensation. The Committee annually reviews a detailed compensation risk assessment conducted by its independent compensation consultant to confirm that Mattel's compensation programs do not encourage excessive risk taking. See "Compensation Risk Review" on page 64 for a more detailed description of the Committee's review of potential pay risk.

Finance Committee

The Finance Committee oversees and reviews with management risks relating to capital allocation and deployment, including Mattel's credit facilities and debt securities, capital expenditures, dividend policy, mergers, acquisitions, dispositions, and other strategic transactions. The Committee also oversees third-party financial risks, which include risks arising from customers, vendors, suppliers, subcontractors, creditors, debtors, and counterparties in hedging transactions, mergers, acquisitions, dispositions, and other strategic transactions.

Governance and Social Responsibility Committee

The Governance and Social Responsibility Committee oversees and reviews with management risks relating to governance and social responsibility matters, including sustainability, corporate citizenship, community involvement, equal opportunity, global manufacturing principles, product quality and safety, public policy, and environmental, health, and safety matters. The Committee works with the Board to oversee how the Company fosters its culture.

Management

Management

Consistent with their role as active managers of Mattel's business, our senior executives play the most active role in risk management, and the Board looks to such officers to keep the Board apprised on an ongoing basis about risks impacting Mattel's business and how such risks are being managed. Each year as part of Mattel's risk evaluation process performed by its internal audit team, Mattel's most senior executives provide input regarding material risks facing the business group or function that each manages. These risks are presented to the Audit Committee and the Board along with Mattel's strategy for managing such risks. Since much of the Board's risk oversight occurs at the committee level, Mattel believes that this process is important to make all directors aware of Mattel's most material risks.

Board Accountability and Effectiveness

Board Evaluations

The Board conducts an annual self-evaluation process to assess effectiveness at both the Board and Board Committee levels. The Chair of the Governance and Social Responsibility Committee is responsible for leading the annual review and is available for private sessions with Board members during the evaluation process. Comments are aggregated and summarized, and the results are reviewed with the Board and Board Committees. In addition, the Governance and Social Responsibility Committee conducts an annual review of the Board's composition and skills, and makes recommendations to the Board accordingly. This review includes an assessment of the talent base, skills, areas of expertise, variety of opinions, perspectives, professional and personal experiences, and backgrounds, as well as other differentiating characteristics, and independence of the Board and its members, and consideration of any recent changes in a director's outside employment or responsibilities, including the number of outside board commitments a director holds. Mattel's Guidelines on Corporate Governance set forth the limits on the number of outside public company boards that our directors may sit on. We also describe these limits under "Identifying and Evaluating Director Nominees" on page 29.

Key Areas of Focus for the Annual Evaluations

- Board operations and meeting effectiveness
- Board accountability
- Board Committee performance

Improvements in Board Effectiveness Informed by Evaluations

- Enhanced agenda item selection
- Enhanced Board and Committee discussion formats
- Enhanced interaction with management team
- Enhanced opportunity to engage with talent and evaluate succession in the organization

Board Evaluation Process

1 - Questionnaires

Directors provide feedback regarding Board composition and structure, Board interaction with management, meetings and materials, effectiveness of the Board, future agenda items, and director education opportunities.

2 - Committee Review

The Governance and Social Responsibility Committee reviews the results of the evaluations.

3 - Board Review

Evaluation results, which include average ratings, year-over year data, and consolidated written responses are shared and discussed with the Board.

4 - Feedback and Action

Based on the evaluation results, changes in practices or procedures are considered and implemented, as appropriate to address opportunities identified.

Certain Transactions with Related Parties

The Board maintains a written Related Party Transactions Policy regarding the review, approval, and ratification of any transaction required to be reported under Item 404(a) of the SEC's Regulation S-K. Under the policy, a related party transaction (as defined below) may be consummated or may continue only if the Audit Committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. A related party transaction entered into without pre-approval of the Audit Committee is not deemed to violate the policy, or be invalid or unenforceable, so long as the transaction is brought to the Audit Committee as promptly as reasonably practical after it is entered into. The policy provides that management shall present to the Audit Committee each new or proposed related party transaction, including the terms of the transaction, the business purpose of the transaction, and the benefits to Mattel and to the relevant related party. For the purposes of our policy, a "related party transaction" is any transaction or relationship directly or indirectly involving one of our directors (which term includes any director nominee) or executive officers (within the meaning of Rule 3b-7 under the Exchange Act), any person known by us to be the beneficial owner of more than 5% of our common stock, or any person known by us to be an immediate family member of any of the foregoing that would need to be disclosed under Item 404(a) of the SEC's Regulation S-K.

Our directors and executive officers complete questionnaires on an annual basis designed to elicit information about any potential related party transactions. They are also instructed and periodically reminded of their obligation to inform our legal department of any potential related party transactions. In addition, we review information about security holders known by us to be beneficial owners of more than 5% of any class of our voting securities (see "Stock Ownership and Reporting – Principal Stockholders") to determine whether there are any relationships with such security holders that might constitute related party transactions.

We are not aware of any current or proposed related party transactions with any directors, executive officers, more-than-5% security holders, or any person known by us to be an immediate family member of any of the foregoing requiring disclosure under the SEC's rules or our Related Party Transactions Policy.

Code of Conduct

The Board has adopted a Code of Conduct, which is a general statement of Mattel's standards of ethical business conduct. The Code of Conduct applies to all of our employees, including our CEO and CFO. Certain provisions of the Code of Conduct also apply to members of the Board in their capacity as Mattel's directors. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. We intend to disclose any future amendments to certain provisions of our Code of Conduct in accordance with the SEC rules, and any waivers of provisions of the Code of Conduct required to be disclosed under the SEC rules or the Nasdaq listing standards, on Mattel's corporate website at https://corporate.mattel.com/ethics-and-compliance#our-code-of-conduct.

Corporate Governance Documentation and How to Obtain Copies

In addition to our Committee charters and Code of Conduct, current copies of the following materials related to Mattel's corporate governance policies and practices are available publicly on Mattel's corporate website at https://corporate.mattel.com/en-us/investors/corporate-governance:

- Restated Certificate of Incorporation;
- Amended and Restated Bylaws;
- Amended and Restated Guidelines on Corporate Governance;
- Director Nominations Policy;
- Audit Committee Complaint Procedures for Accounting, Internal Accounting Controls, Auditing, and Federal Securities Law Matters;
- Policy on Adoption of a Shareholder Rights Plan; and
- Golden Parachute Policy.

Communications with the Board

The independent directors of Mattel have unanimously approved a process by which stockholders of Mattel and other interested persons may send communications to any of the following: (i) the Board, (ii) any committee of the Board, (iii) the Independent Lead Director, or (iv) the independent directors. Such communications should be submitted in writing by mailing them to the relevant addressee at the following address:

[Addressee]
c/o Secretary, TWR 15-1
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Any such communications will be relayed to the Board members who appear as addressees, except that the following categories of communications will not be so relayed, but will be available to Board members upon request:

- Communications concerning Company products and services;
- Solicitations;
- Matters that are entirely personal grievances; and
- Communications about litigation matters.

Non-Employee Director Compensation

Independent Compensation Consultant Review

On an annual basis, the Compensation Committee reviews, with the assistance of its independent compensation consultant, FW Cook, our non-employee director compensation program. In May 2024, FW Cook conducted an independent review of our non-employee director compensation program and concluded that our non-employee director compensation was slightly below the median of our peer group. As a result, our Compensation Committee recommended, and the Board approved, a $10,000 increase in the value of the annual stock grant, from $165,000 to $175,000, and a $5,000 increase in the annual cash retainer, from $105,000 to $110,000. FW Cook did not recommend any changes to the structure of our non-employee director compensation program, which FW Cook has indicated is aligned with best practices, as set forth below.

Non-Employee Director Compensation Program Elements:

- Retainer-only cash compensation (i.e., no meeting fees)
- Total annual compensation mix slightly weighted in favor of stock versus cash
- Annual stock grants delivered as full value awards based on a fixed-value formula
- Immediate vesting that avoids entrenchment
- Robust stock ownership guidelines
- Flexible voluntary deferral provisions
- Annual total limit on stock and cash compensation in the stockholder approved stock plan
- No major benefits or perquisites other than modest charitable gift matching

Cash Retainers

For 2024, non-employee directors received:

Annual cash retainer	$110,000
Additional cash retainer for the Independent Lead Director	$ 50,000
Additional cash retainer for the Chairs of the Audit and Compensation Committees	$ 20,000
Additional cash retainer for the Chairs of the Executive, Finance, and Governance and Social Responsibility Committees	$ 15,000
Additional cash retainer for members of the Audit Committee, including the Chair	$ 10,000

Directors had the option to receive all or a portion of their annual cash retainer in the form of shares of Mattel common stock and/or defer receipt of all or a portion of their total cash retainer under the Mattel, Inc. Deferred Compensation Plan for Non-Employee Directors ("Director DCP"), as described below under "Narrative Disclosure to Non-Employee Director Compensation Table – Deferred Compensation Plan for Non-Employee Directors." Each of our non-employee directors received his or her total cash retainer shortly after our 2024 Annual Meeting held on May 29, 2024, except Mr. Laursen, who elected to receive stock in lieu of his annual cash retainer. For non-employee directors, cash retainers are pro-rated from the date of commencement of service until the next annual meeting of stockholders.

Stock Compensation

For 2024, non-employee directors received:

Annual stock grant of deferred vested RSUs (intended fixed grant value)	$ 175,000

Each of our non-employee directors elected at our 2024 Annual Meeting received the annual grant of deferred vested RSUs on the 2024 Annual Meeting date. For non-employee directors commencing service on the Board other than at our annual meeting of stockholders, annual stock grants are pro-rated from the date of commencement of service until the next annual meeting of stockholders. Each RSU represents a contingent right to receive one share of Mattel common stock. These RSUs vest immediately, but a non-employee director generally will not receive actual shares of Mattel common stock in settlement of the RSUs until the earlier of the third anniversary of the grant date or the date he or she ceases to be a director. The RSUs have dividend equivalent rights, meaning that for the period before the RSUs are settled in shares, we will pay the director cash equal to any cash dividends that he or she would have received if the RSUs had been an equivalent number of actual shares of Mattel common stock. The directors may also elect to defer the receipt of the RSU shares under the Director DCP and, if they do so, any dividends paid on such shares are also deferred under the Director DCP in the form of Mattel stock equivalents.

The following table shows the compensation of the members of the Board who served at any time during 2024, other than Mr. Kreiz, whose compensation as an executive officer is set forth in the Summary Compensation Table:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	All Other Compensation(4) ($)	Total ($)
Adriana Cisneros	110,000	175,009	7,500	292,509
Diana Ferguson	140,000	175,009	—	315,009
Julius Genachowski	158,333	230,012	—	388,345
Noreena Hertz	130,000	175,009	7,500	312,509
Soren Laursen	123,333	175,009	7,500	305,842
Roger Lynch	160,000	175,009	15,000	350,009
Dominic Ng	135,000	175,009	15,000	325,009
Judy Olian	136,667	175,009	15,000	326,676
Dawn Ostroff	145,000	230,012	15,000	390,012
R. Todd Bradley(3)	—	—	—	—
Michael Dolan(3)	—	—	—	—
Ann Lewnes(3)	—	—	—	—

(1) In addition to the annual cash retainer paid on May 29, 2024, the amounts shown for Mr. Genachowski and Ms. Ostroff also include a pro-rata portion of the annual cash retainer, paid upon their appointments to the Board on February 5, 2024 and based on the number of months they would serve from February 2024 to the date of the 2024 Annual Meeting. The amounts shown for Messrs. Laursen and Genachowski also include pro-rata portions of the Audit Committee retainer, paid upon their appointments to the Audit Committee on February 5, 2024, and the amounts shown for Prof. Hertz and Dr. Olian also include pro-rata portions of the Chair retainer, paid upon their appointments as Chairs of the Governance and Social Responsibility Committee and Compensation Committee, respectively, on February 5, 2024. For Mr. Laursen, his annual retainer was received as 6,268 shares in lieu of cash, per his election, with the number of shares computed based on our closing stock price of $17.55 on May 29, 2024.

(2) Each of our non-employee directors received an annual stock grant of 9,972 RSUs on May 29, 2024, under our Amended and Restated 2010 Equity and Long-Term Compensation Plan (the "Amended 2010 Plan"). In addition, upon their appointments to the Board on February 5, 2024, Mr. Genachowski and Ms. Ostroff also received a pro-rata portion of the annual stock grant of 2,978 RSUs. Amounts in this column represent the grant date fair value of such shares, computed in accordance with FASB ASC Topic 718, based on our closing stock price of $18.47 on February 5, 2024 and $17.55 on May 29, 2024. The table below shows the aggregate number of stock awards outstanding for each of our non-employee directors as of December 31, 2024. Stock awards consist of vested but not settled RSUs and any deferrals of vested RSUs under the Director DCP. Our directors held no outstanding stock option awards as of December 31, 2024.

Name	Aggregate Stock Awards Outstanding as of December 31, 2024
Adriana Cisneros	45,549
Diana Ferguson	25,409
Julius Genachowski	12,950
Noreena Hertz	20,774
Soren Laursen	25,409
Roger Lynch	58,116
Dominic Ng	108,020
Judy Olian	25,409
Dawn Ostroff	12,950
R. Todd Bradley	—
Michael Dolan	—
Ann Lewnes	14,382

(3) Mr. Bradley and Ms. Lewnes resigned from the Board in February 2024 and Mr. Dolan did not stand for re-election at the 2024 Annual Meeting.

(4) The "All Other Compensation" column reflects the charitable contributions made by the Mattel Children's Foundation pursuant to the Board of Directors Recommended Grants and Matching Recommended Grants Program, as described below, for the applicable director.

Narrative Disclosure to Non-Employee Director Compensation Table

Recommended Grants and Matching Recommended Grants Program

Subject to certain limitations, each director may recommend that the Mattel Children's Foundation (the "Foundation") make grants of up to a total of $7,500 per year to one or more nonprofit public charities that help fulfill the Foundation's mission of serving children in need. The Foundation also will match up to $7,500 per year for any personal charitable gifts made by the director, subject to certain limitations. This program may not be used to satisfy any pre-existing commitments of the director or any member of the director's family.

Deferred Compensation Plan for Non-Employee Directors

The Director DCP allows directors to defer their Board cash retainers and the common stock underlying their annual RSU grants. Cash retainers deferred in the Director DCP are maintained in account balances that are deemed invested in one or more of a number of externally managed institutional funds that are similarly available under the executive Mattel, Inc. Deferred Compensation and PIP Excess Plan. Cash retainers deferred into the Mattel Company Stock Fund in the Director DCP are deemed invested in Mattel stock equivalents, which accrue dividend equivalent rights in the same way as RSUs.

Distribution of amounts deferred under the Director DCP may be paid in a lump sum or in ten annual installments, with payment made or commencing in April following the year in which a director ceases service with the Board or the later of the year in which (i) a director ceases service with the Board or (ii) the director achieves a specified age not to exceed 72. As of December 31, 2024, the following directors had the following aggregate number of Mattel stock equivalents in the Director DCP, including deferred RSU shares: Ms. Cisneros: 20,140; Ms. Ferguson: 6,843; Ms. Lewnes (former director): 14,382; Mr. Lynch: 35,504; and Mr. Ng: 187,177.

Expense Reimbursement Policy

Mattel reimburses directors for expenses incurred while traveling for Board business and permits directors to use Company-selected aircraft when traveling for Board business, as well as commercial aircraft, charter flights, and non-Mattel private aircraft. These expenses are not considered perquisites, as they are limited to travel for Board business. In the case of travel by a non-Mattel private aircraft, the amount reimbursed is generally limited to variable costs or direct operating costs relating to travel for Mattel Board business and generally does not include fixed costs such as a portion of the flight crew's salaries, monthly management fee, capital costs, or depreciation.

Non-Employee Director Stock Ownership

The Board has adopted guidelines regarding non-employee director stock ownership. Within five years of joining the Board, non-employee directors must attain stock ownership equivalent in value to five times the annual cash retainer. For this purpose, Mattel common stock holdings are valued at the greater of acquisition value or current market value. Cash retainers and RSU shares deferred into the Mattel Company Stock Fund in the Director DCP receive credit and are valued at the current market value. Each of the Board members has met the targeted stock ownership level other than Prof. Hertz, who joined the Board in 2023, and Mr. Genachowski and Ms. Ostroff, who each joined the Board in 2024, each of whom is within the five-year compliance period.

Audit Matters

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm for the Year Ending December 31, 2025

The Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Mattel's Independent Registered Public Accounting Firm.

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2025 Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement if they desire to do so.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants is not required by our Restated Certificate of Incorporation, our Bylaws, or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification because we believe it is a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may still retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in Mattel's best interests and that of our stockholders.

Report of the Audit Committee

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission ("SEC") or subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the liabilities of Section 18 of the Exchange Act. The Report of the Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent Mattel specifically incorporates it by reference.

The Audit Committee's responsibility is to assist the Board in its oversight of:

- The quality and integrity of Mattel's financial reports;
- The independence, qualifications, and performance of PricewaterhouseCoopers LLP ("PwC"), Mattel's independent registered public accounting firm;
- The performance of Mattel's internal audit function; and
- The compliance by Mattel with legal and regulatory requirements.

Management of Mattel is responsible for Mattel's consolidated financial statements as well as Mattel's financial reporting process and internal control over financial reporting, including Mattel's disclosure controls and procedures. PwC is responsible for performing an integrated audit of Mattel's annual consolidated financial statements and of its internal control over financial reporting.

In this context, the Audit Committee has reviewed and discussed with management, the head of Mattel's internal audit function, and PwC, the audited financial statements of Mattel as of and for the year ended December 31, 2024, Management's Report on Internal Control Over Financial Reporting, and the Report of Independent Registered Public Accounting Firm.

PwC has expressed its opinion that Mattel's consolidated financial statements present fairly, in all material respects, its financial position as of December 31, 2024 and 2023 and its results of operations and cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

In addition, Mattel's Chief Executive Officer and Chief Financial Officer reviewed with the Audit Committee, prior to filing with the SEC, the certifications that were filed pursuant to the requirements of the Sarbanes-Oxley Act and the disclosure controls and procedures management has adopted to support the certifications. The Audit Committee periodically meets in executive sessions and in separate private sessions with management, including the Chief Executive Officer, the Chief Financial Officer, and/or the Chief Legal Officer, the head of Mattel's internal audit function, and PwC. Each of the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer, the head of Mattel's internal audit function, and PwC has unrestricted access to the Audit Committee.

The Audit Committee has discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. In addition, the Audit Committee has received the written disclosures and the letter from PwC required by the PCAOB regarding the firm's communications with the Audit Committee concerning its independence from Mattel, and the Audit Committee has also discussed with PwC the firm's independence from Mattel. The Audit Committee has also considered whether PwC's provision of non-audit services to Mattel is compatible with maintaining the firm's independence from Mattel.

The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving accounting or auditing, including the subject of auditor independence. As such, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Mattel's consolidated financial statements fairly present Mattel's financial position, results of operations and cash flows, and are in conformity with accounting principles generally accepted in the United States of America and applicable laws and regulations. Each member of the Audit Committee is entitled to rely on:

- The integrity of those persons within Mattel and of the professionals and experts (such as PwC) from which the Audit Committee receives information;
- The accuracy of the financial and other information provided to the Audit Committee by such persons, professionals, or experts absent actual knowledge to the contrary; and
- Representations made by management or PwC as to any information technology services of the type described in Rule 2-01(c)(4)(ii) of the SEC's Regulation S-X and other non-audit services provided by PwC to Mattel.

Based on the reports and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in Mattel's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

AUDIT COMMITTEE

Diana Ferguson (Chair), Julius Genachowski, Soren Laursen, and Dominic Ng

March 19, 2025

Fees Incurred for Services by PricewaterhouseCoopers LLP

The following table summarizes the fees accrued by Mattel for audit and non-audit services provided by PwC for fiscal years 2024 and 2023:

Fees	2024 ($)	2023 ($)
Audit fees[(1)]	9,339,000	9,577,000
Audit-related fees[(2)]	98,000	95,000
Tax fees[(3)]	1,156,000	1,523,000
All other fees[(4)]	2,000	18,000
Total	10,595,000	11,213,000

(1) Audit fees consisted of fees for professional services provided in connection with the integrated audit of Mattel's annual consolidated financial statements and the audit of internal control over financial reporting, the performance of interim reviews of Mattel's quarterly unaudited financial information, comfort letters, consents, and statutory audits required internationally.

(2) Audit-related fees consisted primarily of fees related to compliance audits, and other agreed upon procedures.

(3) Tax fees principally included (i) tax compliance and preparation fees (including fees for preparation of original and amended tax returns, claims for refunds, and tax payment-planning services) of $649,000 for 2024 and $820,000 for 2023, and (ii) other tax advice, tax consultation, and tax planning services of $507,000 for 2024 and $703,000 for 2023.

(4) All other fees consisted of software license fees.

The Audit Committee charter provides that the Audit Committee pre-approves all audit services and permitted non-audit services to be performed for Mattel by its independent registered public accounting firm, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act.

In addition, consistent with SEC rules regarding auditor independence, the Audit Committee has adopted a Pre-Approval Policy, which provides that the Audit Committee is required to pre-approve the audit and non-audit services performed by our independent registered public accounting firm. The Pre-Approval Policy sets forth procedures to be used for pre-approval requests relating to audit services, audit-related services, tax services, and all other services and provides that:

- The term of the pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period or the services are specifically associated with a period in time;
- The Audit Committee may consider the amount of estimated or budgeted fees as a factor in connection with the determination of whether a proposed service would impair the independence of the registered public accounting firm;
- Requests or applications to provide services that require separate approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the CFO and Corporate Controller or Senior Vice President, Tax (for tax services), and must include a joint statement as to whether, in their view, the request or application is consistent with the rules of the SEC and PCAOB on auditor independence;
- The Audit Committee may delegate pre-approval authority to one or more of its members, and if the Audit Committee does so, the member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting; and
- The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

All services provided by our independent registered public accounting firm in 2024 and 2023 were pre-approved in accordance with the Audit Committee's Pre-Approval Policy.

Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation ("Say-on-Pay")

The Board recommends a vote FOR approval of the executive compensation of Mattel's named executive officers.

We are asking our stockholders to approve, on a non-binding, advisory basis, the compensation of our NEOs as described in the Compensation Discussion and Analysis and set forth in the executive compensation tables and narrative discussion on pages 49 through 80.

The Board believes that the information provided in the Compensation Discussion and Analysis and the executive compensation tables and narrative discussion demonstrates that our executive compensation programs are designed appropriately, emphasize pay-for-performance, and continue to align senior executives' interests with stockholders' interests to support long-term stockholder value creation.

The Board has determined to hold a "Say-on-Pay" advisory vote every year. In accordance with this determination and Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking our stockholders to approve the following advisory resolution at the 2025 Annual Meeting:

"RESOLVED, that the stockholders of Mattel approve, on an advisory basis, the compensation of Mattel's named executive officers, as disclosed in the Compensation Discussion and Analysis, executive compensation tables, and narrative discussion of this Proxy Statement."

The "Say-on-Pay" vote is advisory and, therefore, not binding on Mattel, the Compensation Committee, or the Board. Although non-binding, the Compensation Committee and the Board will review and consider the voting results when making future decisions regarding our executive compensation programs. At our 2023 Annual Meeting, stockholders approved, on an advisory basis, a frequency of every year for casting "Say-on-Pay" votes. We currently hold "Say-on-Pay" votes every year and expect the next "Say-on-Pay" vote after the 2025 Annual Meeting will be held at our 2026 Annual Meeting.

Executive Officers

The current executive officers of Mattel are as follows:

Name	Age	Position	Executive Officer Since
Ynon Kreiz[(1)]	60	Chairman of the Board and Chief Executive Officer	2018
Anthony DiSilvestro[(2)]	66	Chief Financial Officer	2020
Steve Totzke	55	President and Chief Commercial Officer	2020
Karen Ancira	43	Executive Vice President and Chief People Officer	2024
Jonathan Anschell	57	Executive Vice President, Chief Legal Officer, and Secretary	2021
Roberto Isaias	57	Executive Vice President and Chief Supply Chain Officer	2019



Anthony DiSilvestro
Chief Financial Officer

Mr. DiSilvestro has been Chief Financial Officer since August 2020. From May 2014 to September 2019, he served as Senior Vice President and Chief Financial Officer of Campbell Soup Company, a manufacturer and marketer of branded food and beverage products. Mr. DiSilvestro held several leadership roles at Campbell Soup Company from 1996 to 2014, including Senior Vice President – Finance, Vice President – Controller, Vice President – Finance and Strategy, Campbell International, Vice President – Strategic Planning and Corporate Development, Vice President – Finance, North America Division, and Vice President and Treasurer. Earlier in his career, Mr. DiSilvestro held leadership roles at Scott Paper Company and the Continental Group. Mr. DiSilvestro has served on the Board of FMC Corporation since December 2024.



Steve Totzke
President and Chief Commercial Officer

Mr. Totzke has been President and Chief Commercial Officer since April 2022. From July 2018 to March 2022, he served as Executive Vice President and Chief Commercial Officer. From February 2016 to July 2018, he served as Executive Vice President and Chief Commercial Officer – North America. From May 2014 to February 2016, he served as Senior Vice President, Sales and Shopper Marketing, and from April 2012 to May 2014, he served as Senior Vice President, U.S. Sales. From January 2010 to April 2012, he served as Vice President and General Manager, Australia, and from February 2008 to December 2009, he served as General Manager, Australia/New Zealand. Prior to that, he served as Senior Director of Sales and Vice President, Canada.



Karen Ancira
EVP and Chief People Officer

Ms. Ancira has been Executive Vice President and Chief People Officer since May 2024. From May 2022 to April 2024, she served as Chief People and Culture Officer, KFC, US. From 2018 to 2022, she served as Chief People and Culture Officer, KFC South Pacific. From 2016 to 2018, she served as Chief People Officer, KFC Latin America and the Caribbean. From 2013 to 2015, she served as Director, Organizational Development, KFC UK and Ireland. Prior to that, Ms. Ancira served in HR leadership positions at PepsiCo in Monterrey, Mexico.



Jonathan Anschell
EVP, Chief Legal Officer, and Secretary

Mr. Anschell has been Executive Vice President, Chief Legal Officer, and Secretary since January 2021. From December 2019 to December 2020, he served as Executive Vice President and General Counsel, ViacomCBS Media Networks, a mass media company. From January 2016 to December 2019, he served as Executive Vice President, Deputy General Counsel and Secretary of CBS Corporation. From September 2004 to December 2019, he served as Executive Vice President and General Counsel of CBS Broadcasting Inc. Prior to that, Mr. Anschell was a partner with the law firm White O'Connor Curry.



Roberto Isaias
EVP and Chief
Supply Chain Officer

Mr. Isaias has been Executive Vice President and Chief Supply Chain Officer since February 2019. From April 2014 to February 2019, he served as Senior Vice President and Managing Director Latin America. From December 2011 to April 2014, he served as Senior Vice President and General Manager Latin America (except Brazil). From September 2007 to December 2011, he served as Vice President and General Manager Mexico. From March 2005 to September 2007, he served as General Manager Latin America – South Cone (Chile, Argentina, Peru, Uruguay, Paraguay, and Bolivia). From August 2002 to March 2005, he was Senior Sales & Trade Marketing Director – Mexico. From August 2001 to August 2002, he served as Head of Commercial for Traditional Trade at Procter & Gamble Mexico. Prior to that, he served as Associate Director for the Modern Trade, Drug Distributors, and Key Regions at Procter & Gamble Mexico. Mr. Isaias' full legal name is Roberto J. Isaias Zanatta.

(1) Information regarding Mr. Kreiz is provided in the "Proposal 1 – Election of Directors" section of this Proxy Statement.

(2) As described in our Form 8-K filed on January 16, 2025, on January 13, 2025, Mr. DiSilvestro informed the Company of his intent to retire as CFO effective May 15, 2025. The Company has retained an executive search firm to assist with its CFO search. To support the transition of his role to a successor, Mr. DiSilvestro has agreed to serve as an advisor to the Company for a period of 90 days following such retirement. In exchange for such services, the Company will pay Mr. DiSilvestro an advisory fee in the amount of $50,000 per month.

Compensation Discussion and Analysis

2024 Named Executive Officers

Our fiscal year 2024 Named Executive Officers, or NEOs, were:



Ynon Kreiz
Chairman and Chief Executive Officer



Anthony DiSilvestro
Chief Financial Officer



Steve Totzke
President and Chief Commercial Officer



Jonathan Anschell
EVP, Chief Legal Officer, and Secretary



Roberto Isaias
EVP and Chief Supply Chain Officer

2024 Business Overview

2024 was another successful year for Mattel, as we continued to execute our multi-year strategy to grow our IP-driven toy business and expand our entertainment offering. Our priorities were to grow profitability, expand gross margin, and generate strong free cash flow.[1] We achieved all three objectives, demonstrating strong operational excellence. Our results were driven by cost savings, lower inventory management costs, supply chain efficiencies, and foreign currency exchange favorability and other factors, which more than offset the prior year benefit associated with the Barbie movie.

Full year net sales were down 1% versus the prior year, with significant gross margin expansion of 330 basis points, Earnings per share growth of 163%, and free cash flow of nearly $600 million. We ended 2024 with the strongest balance sheet we have had in years, including $1.4 billion in cash. Aligned with our capital allocation priorities, we repurchased $400 million of our common stock, following $203 million of repurchases in 2023.

We continued to improve operations, announcing a new Optimizing for Profitable Growth cost savings program targeting $200 million of annualized gross cost savings between 2024 and 2026. The program is tracking ahead of schedule, having achieved $83 million of savings in 2024.

(1) Free cash flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations" on page 94.

Key Elements of Our 2024 Executive Compensation Programs

Compensation Components	Characteristics	2024 Actions/Results
Base Salary	• Provide fixed cash compensation based on individual role, skill set, market data, performance, criticality to the Company, and internal pay parity	Increased Mr. Kreiz's 2024 base salary in recognition of his outstanding performance and the criticality and impact of his role as CEO, supported by competitive market practices based on data provided by FW Cook and our pay-for-performance philosophy, as discussed on page 55.
Annual Cash Incentive (MIP)	• Incentivize and motivate senior executives to achieve our short-term strategic and financial objectives that we believe will drive long-term stockholder value • Our 2024 MIP financial measures focused on improving profitability, topline performance, and improving our working capital position. The 2024 MIP was structured as follows: ◦ 65% MIP-Adjusted EBITDA Less Capital Charge ◦ 20% MIP-Adjusted Net Sales ◦ 15% MIP-Adjusted Gross Margin ◦ Multiplier based on Individual Performance	Increased Mr. Totzke's 2024 target MIP opportunity in recognition of the criticality and impact of his role as President & Chief Commercial Officer, supported by competitive market practices based on data provided by FW Cook and our pay-for-performance philosophy, as discussed on page 55. The Company financial performance earnout for the 2024 MIP was 177.1% of target opportunity, as discussed on page 54.
Stock-Based Long-Term Incentives (LTIs)	• Aimed at focusing our senior executives on achieving our key long-term financial objectives, while rewarding relative growth in stockholder value that is sustained over several years	Set 2024 LTI values at levels supported by competitive market practices based on data provided by FW Cook and reflective of individual roles and performance, as well as our pay-for-performance philosophy, as discussed on page 58.
• **Performance Units**	• Incentivize and motivate senior executives to achieve key long-term financial objectives and stock price outperformance • The Performance Units granted under the three-year LTIP cycles are structured as follows: ◦ Three-Year Cumulative Adjusted Free Cash Flow ◦ Multiplier based on Three-Year relative TSR vs. S&P 500 constituents • Mr. Kreiz also received the one-time Retention Performance Grant, subject to a five-year vesting period, as discussed on page 52	The payout for the 2022-2024 LTIP was 46% of target Performance Units granted, as discussed on page 59.
• **RSUs**	• Encourage senior executive stock ownership • Support stockholder-aligned retention • Vest in annual installments over three years	

Pay-For-Performance Philosophy

Our executive compensation programs reflect our pay-for-performance philosophy.

The guiding principles of our executive compensation programs include:

- Paying for performance
- Aligning executives' financial interests with stockholders' interests
- Attracting and retaining the best talent
- Upholding compensation governance best practices
- Recognizing leadership behaviors that support Mattel's purpose, mission, strategy, and values

The Compensation Committee has designed our executive compensation programs so that a significant percentage of annual compensation is performance-based and at-risk, with incentive earnouts based on Company financial, individual, and stock price performance. Further, a large portion of this performance-based annual compensation is delivered in the form of stock-based incentives, rather than cash, which motivates our executives to think and act like owners, rewarding them when value is created for stockholders. Our compensation programs are designed to recruit, incentivize, and retain the best talent in the industry and promote alignment with stockholders' interests by creating incentives for long-term performance and stockholder value creation.

Pay-For-Performance

In 2024, our executive compensation decisions and programs continued to reflect our commitment to pay-for-performance and compensation governance best practices.

Our compensation programs continued to reflect our commitment to pay-for-performance and long-term stockholder value creation by emphasizing at-risk performance-based compensation in the form of an annual cash incentive (MIP) and annual LTIs.

As a result, our CEO's annual target TDC continued to be delivered primarily in the form of performance-based LTIs, with an annual LTI mix of 75% Performance Units and 25% RSUs. Our other NEOs received an annual LTI mix of 50% Performance Units and 50% RSUs. The chart below shows the 2024 target TDC* mix for our CEO, and the average 2024 target TDC* mix for our other NEOs:

Significant Portion of 2024 Target TDC* At-Risk

CEO



Base Salary 10%
MIP 21%
LTIs 69%
90%
Performance-Based

Average of other NEOs



Base Salary 24%
MIP 19%
LTIs 57%
76%
Performance-Based

* 2024 target TDC is the sum of 2024 year-end annual base salary, MIP target incentive opportunity, and annual LTIs (i.e., grant value of Performance Units granted under the 2024-2026 LTIP and RSUs). Target TDC does not include, and the charts above do not reflect, any special or one-time stock awards granted during the year.

2024 CEO Retention Performance Grant

On September 11, 2024, the Compensation Committee approved a one-time Retention Performance Grant consisting entirely of Performance Units to our CEO, Ynon Kreiz, in order to incentivize retention and drive significant Company stock price performance and market outperformance. The Committee made this grant in recognition of Mr. Kreiz's track record of strong performance and the importance of his continued leadership at Mattel as the driving force behind the Company's transformation to become an IP-driven toy business with an expanding entertainment offering. Highlights of Mr. Kreiz's tenure as CEO that the Committee considered included:

- Strong improvement in financial results across key metrics;
- Significantly increased market share in the major categories Dolls and Vehicles, and for Mattel's leading power brands, Barbie and Hot Wheels;
- Successfully executed cost savings programs, achieving over $1.3 billion of savings;
- Achieved an investment grade credit rating and significantly strengthened financial position and flexibility;
- Resumed share repurchases, including a $1 billion dollar share repurchase authorization in early 2024; and
- Initiated and continues to lead strategy to capture the full value of Mattel's IP, including the launch of Mattel Films and Mattel Television Studios; Mattel Films has announced 16 motion pictures in active production or development with major studio partners. The Company's first movie, "Barbie," achieved the largest global box-office in 2023 and became the industry's 15th highest grossing movie of all time. The Barbie movie was nominated for eight Academy Awards including Best Picture, and received the Oscar for Best Original Song.

Considering Mr. Kreiz's track record of strong performance, high visibility as an industry-leading CEO, and the importance of his ongoing leadership to Mattel's continued execution of key growth initiatives to drive value creation, the Compensation Committee sought to structure an incentive that would effectively retain Mr. Kreiz and drive his continued execution of key growth initiatives, while aligning any additional incentive opportunity directly to Mattel's stock price performance and stockholder value creation. Following thoughtful deliberations and careful consultation with its independent compensation consultant, the Compensation Committee developed the following Retention Performance Grant structure:

Retention Performance Grant Structure

Target Value

- $15 million, with the maximum number of Performance Units that may be earned equal to 200% of the target Performance Units
- The Compensation Committee sought a target value that reflected:
  - The retentive qualities of the stock grants in Mattel's annual compensation program versus the retentive qualities the Committee believed are necessary to successfully retain a high-profile CEO with a strong track record
  - The time horizon for the grant and corresponding commitment required to earn the grant – five years
  - The rigorous performance criteria within the grant, including both absolute stock price hurdles and relative TSR metrics
- The target value of the Retention Performance Grant is approximately 1.5x Mr. Kreiz's annual total target stock grant value, though it includes a significantly longer performance period and vesting term than our annual stock grants and has substantially more rigorous performance goals

Performance Period

- Five-year vesting period from September 30, 2024 to September 30, 2029 (such five-year vesting period referred to as the "performance measurement period")

Performance Goals

- 100% performance-based, with no portion earned unless the Company achieves rigorous performance goals:
  - 50% of the grant subject to vesting based on achievement of stock price hurdles during final three years of the performance measurement period
  - 50% of the grant subject to vesting based on relative TSR as compared to the S&P 500 over the performance measurement period

Stock Price Hurdle	% of Target Earned	Relative TSR	% of Target Earned
$27.00	0%	<55th Percentile	0%
$33.50	50%	55th Percentile	50%
$40.00	100%	85th Percentile	100%

The $27.00 stock price threshold would represent a 42% increase from the $19.05 stock price on grant date and a new high stock price during Mr. Kreiz's tenure as CEO

A stock price hurdle will be deemed achieved if the average closing price of a share of the Company's common stock for any consecutive thirty trading-day period during the final three years of the five-year performance measurement period equals or exceeds the applicable stock price hurdle set forth above. No portion of the Retention Performance Grant that is based on achievement of the stock price hurdles will vest unless the average closing price of a share of the Company's common stock for any consecutive thirty trading-day period during the final three years of the five-year performance measurement period exceeds $27.00 per share, which represents a 48% increase in the trading price of the Company's common stock as compared to the closing price on the date of approval of the Retention Performance Grant. To the extent that the highest thirty trading-day average closing price during the final three years of the five-year performance measurement period falls between a stock price hurdle, the number of Performance Units earned with respect to the stock price hurdles will be calculated using linear interpolation.

Relative TSR will be measured over the five-year performance measurement period based on the Company's performance as compared to the companies comprising the S&P 500 as of September 30, 2024. Importantly, no portion of the Retention Performance Grant that is based on achievement of relative TSR will vest unless the Company's total stockholder return over the five-year performance measurement period equals or exceeds the 55th percentile when compared to the companies comprising the S&P 500 as of September 30, 2024.

There is no acceleration or continued vesting of the Retention Performance Grant in the event of Mr. Kreiz's termination of employment for any reason other than in connection with (i) his death or disability, (ii) a qualifying termination of employment that occurs during the final three years of the five-year performance measurement period, or (iii) a qualifying termination following a change of control. Mr. Kreiz will need to remain employed by the Company through the settlement date following the end of the five-year performance measurement period to receive any benefit under the Retention Performance Grant as discussed on page 73, and further described in the Form 8-K filed on September 13, 2024.

Stockholder Input and 2024 "Say-on-Pay" Advisory Vote

As part of its annual compensation review process, the Compensation Committee carefully considers both the input received from stockholders on our executive compensation programs through our ongoing and active stockholder engagement program and the results of our annual "Say-on-Pay" vote. Our most recent "Say-on-Pay" proposal received the support of over 98% of the votes cast.

During this year's annual stockholder engagement program, the Committee sought to understand stockholder perspectives on the Retention Performance Grant to Mr. Kreiz, as well as our annual compensation program and other topics of interest. As such, following the Compensation Committee's granting of the award in September 2024, we reached out to top stockholders representing 71% of shares outstanding and the proxy advisors to request engagement. Mr. Lynch, Mattel's Independent Lead Director and member of the Compensation Committee, met with each investor who accepted the invitation to engage, representing 56% of shares outstanding, as well as Institutional Shareholder Services and Glass Lewis.

During these engagements, investors and proxy advisors expressed interest in hearing the Compensation Committee's considerations behind the Retention Performance Grant, and generally expressed understanding of the Compensation Committee's rationale to incentivize retention and drive significant Company stock price performance and market outperformance. Investors also noted appreciation for the long-term performance structure and rigorous stock price hurdles of the grant. Investors encouraged robust disclosure in this year's proxy statement of the Compensation Committee's decision-making process and rationale for granting the one-time Retention Performance Grant.

In addition, stockholders expressed their general support for the current design and structure of our annual executive compensation programs. We believe our stockholders' support for Mattel's executive compensation programs reflects our continued focus on closely aligning pay with performance and maintaining compensation governance best practices. Going forward, the Compensation Committee will continue to prioritize input from our stockholders when considering potential refinements to Mattel's executive compensation programs. For more information on Mattel's ongoing and active stockholder engagement program, see "Proxy Summary – Ongoing Stockholder Engagement Program" above.

2024 Pay Outcomes Reflect Our Pay-For-Performance Philosophy

MIP

2024 MIP earnout reflects successful execution of financial and operating plan that significantly exceeded our profitability and operational targets.

Outcomes of our compensation programs in 2024 reflect the successful execution of our financial and operating plan. Our priorities for the year were to grow profitability, expand gross margin, and generate strong free cash flow,[1] and we achieved all three objectives.

We significantly exceeded our MIP-Adjusted EBITDA Less Capital Charge* target, driven by cost savings, lower inventory management costs, supply chain efficiencies, and foreign currency exchange favorability and other factors, which more than offset the prior year benefit associated with the Barbie movie. We also significantly exceeded our MIP-Adjusted Gross Margin* target, driven by the same factors. MIP-Adjusted Net Sales* performance was slightly below target.

For our NEOs, the 177.1% Company financial performance earnout under the MIP was based on maximum achievement against the goals for MIP-Adjusted EBITDA Less Capital Charge and MIP-Adjusted Gross Margin. MIP-Adjusted Net Sales was slightly below target. The Company financial performance earnout was then adjusted by a multiplier ("Individual Performance Multiplier") of 0% to 125% based on our CEO's assessment of each executive's performance, and the Compensation Committee's assessment of our CEO's performance, against pre-established individual goals linked to the execution of our strategy. For 2024, the Individual Performance Multiplier for our CEO was 110% and for our other NEOs ranged from 100% to 125%. Please see "2024 Individual Performance Assessments" on page 57.

Company Financial Performance Earnout of 2024 MIP Target Opportunity: 177.1%

LTIP

2022-2024 LTIP earnout reflects below-target Adjusted Free Cash Flow* generation and below-threshold relative TSR over the three-year performance period.

We achieved three-year cumulative Adjusted Free Cash Flow* of $1,617 million, below the target goal of $1,811 million and resulting in a below-target financial performance earnout of 69%, due to below-target Adjusted Free Cash Flow performance in 2022, partially offset by stronger performance in 2023 and 2024. Our relative TSR over the three-year performance period was at the 20th percentile of the S&P 500 constituents, resulting in a relative TSR multiplier of 67%, and a total payout of 46% of target Performance Units granted.

Payout of 2022-2024 LTIP Target Performance Units: 46%

* MIP-Adjusted EBITDA Less Capital Charge, MIP-Adjusted Gross Margin, MIP-Adjusted Net Sales, and Adjusted Free Cash Flow are non-GAAP measures under the SEC's rules. These measures are an integral part of the pre-established plan parameters for the MIP and LTIP, which were approved by the Compensation Committee and are intended to ensure that events outside the control of management do not unduly influence the achievement of the performance measures, and that employees are not penalized or benefited by the impact of unusual items that are unforeseeable or unquantifiable at the time the respective plan parameters are set, while also aligning them with stockholders' interests. Please see "Management Incentive Non-GAAP Financial Measures" on page 95 for definitions of these measures and a description of the adjustments under the MIP and LTIP.

(1) Free cash flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations" on page 94.

Elements of Compensation

Base Salary

The base salary component of our annual executive compensation provides fixed cash compensation based on individual role, skill set, market data, performance, criticality to the Company, and internal pay parity.

2024 Pay Decisions

The Compensation Committee approved an annual base salary increase of 6.7% to $1,600,000 for Mr. Kreiz, in recognition of his outstanding performance and the criticality and impact of his role as CEO, supported by competitive market practices based on data provided by FW Cook and our pay-for-performance philosophy. The base salaries of all other NEOs remained unchanged for 2024. The Compensation Committee made this determination based on a review of competitive market practices data provided by FW Cook.

Annual Cash Incentive (MIP)

Our annual cash incentive plan, the MIP, provides our NEOs and over 8,000 other global employees with the opportunity to earn annual cash incentive compensation based on the achievement of the Company's short-term strategic and financial objectives, as well as individual goals, that are intended to drive long-term stockholder value creation over time. A comprehensive performance assessment against the pre-established individual goals for each of our NEOs differentiates performance and encourages accountability by linking pay to the execution of our strategy not otherwise rewarded or incentivized in the MIP financial measures. These goals also are linked to our objective to amplify our culture and purpose through responsible leadership, aligned with our strategy.

The guiding principles of the MIP include:

- Linking pay to financial and individual performance, resulting in a meaningful portion of compensation at-risk based on financial and individual success
- Incentivizing and motivating employees to achieve our short-term strategic and financial objectives on an annual basis, which we believe over time will drive long-term stockholder value creation
- Providing a competitive target annual cash incentive opportunity to attract and retain key talent
- Promoting team orientation by encouraging collaboration across the organization to achieve Company-wide objectives
- Providing appropriate payout levels for threshold to maximum performance

2024 MIP Payout Formula

Target Opportunity ($) x **Financial Performance Earnout (%)** x **Individual Performance Multiplier (%)** = **MIP Payout ($)***

* NEOs' payouts could not exceed 200% of MIP target opportunity and were subject to a profitability-based funding requirement based on achievement of the MIP-Adjusted EBITDA component of MIP-Adjusted EBITDA Less Capital Charge. MIP-Adjusted EBITDA threshold performance of $870 million was required to trigger funding of the MIP, which was achieved.

2024 MIP Target Opportunity

The Compensation Committee conducted a robust analysis of competitive market practices alongside its independent compensation consultant, FW Cook, taking into consideration the criticality and impact of Mr. Totzke's role as President and Chief Commercial Officer, supported by competitive market practices based on data provided by FW Cook and our pay-for-performance philosophy, and determined to increase his MIP target opportunity from 80% to 90% of base salary in 2024. There were no changes to 2024 MIP target opportunities for our other NEOs.

Name and Position	2024 MIP Target Opportunity as a % of Base Salary
Ynon Kreiz, Chairman and Chief Executive Officer	200
Anthony DiSilvestro, Chief Financial Officer	100
Steve Totzke, President and Chief Commercial Officer	90
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	70
Roberto Isaias, EVP and Chief Supply Chain Officer	70

2024 MIP Financial Performance Measures & Weightings

To align with our strategic priorities, the Compensation Committee approved an annual cash incentive design under the MIP with the following performance measures and weightings:


MIP

Why This Measure Was Chosen

65% MIP-Adjusted EBITDA Less Capital Charge
Directly linked to our strategic priority of continuing to improve profitability

20% MIP-Adjusted Net Sales
Directly linked to our focus on topline performance

15% MIP-Adjusted Gross Margin
Balances our approach to profitable growth, aligning with our cost savings programs

The amount that could be earned under each financial measure was 35% of target for threshold performance, 100% for target performance, and 200% of target for maximum performance, with linear interpolation between such performance levels, however, no amount could be earned under any individual financial measure if we failed to achieve threshold performance for such measure.

In addition, no amount could be earned under the MIP unless Mattel achieved MIP-Adjusted EBITDA threshold performance of $870 million, which was achieved.

2024 MIP Financial Performance Goals and Results

The Compensation Committee set the Company's 2024 financial measure performance goals and performance bands (range of threshold and maximum goals from target) as follows:

- The 2024 MIP-Adjusted EBITDA Less Capital Charge target goal was set at $677 million ($30 million higher than the 2023 result of $647 million), with a performance band range of +/- $120 million
- The 2024 MIP-Adjusted Net Sales target goal was set at $5,487 million ($115 million higher than the 2023 result of $5,372 million), with a performance band range of +/- 5%
- The 2024 MIP-Adjusted Gross Margin target goal was set at 48.6% (120 basis points higher than the 2023 result of 47.4%), with a performance band range of +/- 125bps

In setting the above goals, the Compensation Committee focused on establishing financial performance targets under the MIP that would be challenging but achievable under then-current economic assumptions and conditions. Specifically, the Compensation Committee was intentional in the use of adjusted financial measures to exclude stock-based compensation from the metric calculations, to accurately measure management's actions to drive growth. We believe this adjustment is appropriate and generally understood by our stockholders as helping to present the most accurate illustration of Mattel's underlying operating and financial performance.

The following table sets forth the pre-established threshold, target, and maximum performance goals and weightings, and the performance results, for the 2024 MIP financial measures:

Financial Measure	Weighting	Threshold (35% earned)	Target (100% earned)	Maximum (200% earned)	% Earned before weighting	% Earned after weighting
MIP-Adjusted EBITDA Less Capital Charge*	65%	$557 Threshold	$677 Target	$796 Max; Result: $807	200%	130.0%
MIP-Adjusted Net Sales*	20%	$5,212 Threshold	$5,487 Target; Result: $5,425	$5,761 Max	85%	17.1%
MIP-Adjusted Gross Margin*	15%	47.4% Threshold	48.6% Target	49.9% Max; Result: 50.8%	200%	30.0%
Total Earnout						**177.1%**

($ in millions)

* The table above reflects Mattel's 2024 performance with respect to MIP-Adjusted EBITDA Less Capital Charge, MIP-Adjusted Net Sales, and MIP-Adjusted Gross Margin, which are non-GAAP measures under the SEC's rules. These measures are an integral part of the pre-established plan parameters for the MIP, which were approved by the Compensation Committee and are intended to ensure that events outside the control of management do not unduly influence the achievement of the performance measures, and that employees are not penalized or benefited by the impact of unusual items that are unforeseeable or unquantifiable at the time the plan parameters are set, while also aligning them with stockholders' interests. Please see "Management Incentive Non-GAAP Financial Measures" on page 95 for definitions of these measures and a description of the adjustments under the MIP.

2024 Individual Performance Assessments

For each of our NEOs, the Company financial performance earnout under the MIP was then adjusted by an Individual Performance Multiplier of 0% to 125%:

- 0% earned for Missed Expectations rating
- 90% earned for Approached Expectations rating
- 100% earned for Accomplished Expectations rating
- 110% earned for Above Expectations rating
- 125% earned for Exceeded Expectations rating

In no event, however, could an NEO's payout exceed 200% of target MIP opportunity.

As in prior years, the Compensation Committee utilized pre-established individual goals in order to ensure a comprehensive performance assessment of our NEOs, differentiate individual performance, and encourage accountability. The individual goals included key actions linked to the execution of our strategy not otherwise rewarded or incentivized in the MIP financial measures. In addition, the Compensation Committee measured NEO performance against individual goals linked to our objective to amplify our culture and purpose through responsible leadership, aligned with our strategy.

In an executive session, without the presence of our CEO, Mr. Kreiz, or management, the Compensation Committee evaluated Mr. Kreiz's 2024 performance and, with input from FW Cook, our independent compensation consultant, determined his performance rating and associated Individual Performance Multiplier. The Committee took into consideration, among other key results, Mr. Kreiz's leadership in:

- achieving Mattel's key priorities to grow profitability, expand gross margin, and generate strong free cash flow;[1]
- achieving $83 million of Optimizing for Profitable Growth cost savings in 2024, out of $200 million target by end of 2026;
- successfully relaunching catalog IP, strengthening relationships with major entertainment partners and key retailers, and creating new, innovative, and inspiring product lines;
- making significant progress in scaling our portfolio, optimizing operations, evolving demand creation, and strengthening franchise brands;

(1) Free cash flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations" on page 94.

- continuing to advance our entertainment strategy, across film, TV, digital, entertainment, and publishing; and
- executing over $400 million in share repurchases and ending the year with $1.4 billion in cash.

Our CEO performed an assessment of each NEO's 2024 performance against their individual goals. He presented his assessments and recommendations regarding performance ratings and associated Individual Performance Multipliers to the Compensation Committee, who concurred with the CEO's assessments and recommendations, taking into consideration, among other key results, the following accomplishments for each NEO:

- Mr. DiSilvestro's leadership in achieving sustained improvement in profitability; generating significant free cash flow; executing the Optimizing for Profitable Growth savings program; implementing key business structure transformation plans; and continuing to advance key finance organization initiatives.
- Mr. Totzke's leadership in growing market share in our three leader categories, Dolls, Vehicles, and Infant, Toddler, and Preschool, as well as in Building Sets; strengthening our relationships with licensing partners; expanding our internal marketing capabilities to evolve demand creation and customer engagement; and advancing our direct-to-consumer capabilities.
- Mr. Anschell's leadership in providing expert counsel and strategic guidance to the Board and management on a variety of key commercial, litigation, and regulatory matters; optimizing and enhancing in-house capabilities for key legal functions; and devising and implementing solutions to support the expansion of our direct-to-consumer capabilities.
- Mr. Isaias' leadership in driving supply chain productivity and operational efficiency to support business growth; maintaining consistent and strong retail partner service levels; achieving a high match rate of supply to demand; increasing item productivity; and optimizing and diversifying our manufacturing footprint, resulting in significant cost savings.

The following table summarizes the resulting cash incentive earnouts expressed as a percentage of target MIP opportunity, and the payouts under the MIP:

Name and Position	Financial Performance Earnout (%)	Individual Performance Multiplier (%)	Total % of Target MIP Opportunity Earned (%)	MIP Payout ($)
Ynon Kreiz, Chairman and Chief Executive Officer	177.1	110	194.8	6,233,920
Anthony DiSilvestro, Chief Financial Officer	177.1	100	177.1	1,593,900
Steve Totzke, President and Chief Commercial Officer	177.1	100	177.1	1,275,120
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	177.1	100	177.1	929,775
Roberto Isaias, EVP and Chief Supply Chain Officer	177.1	125	200.0	980,000

Stock-Based Long-Term Incentives (LTIs)

Our LTIs are stock-based and aimed at focusing our senior executives on achieving our key long-term financial objectives, while rewarding relative growth in stockholder value that is sustained over several years. We believe our stock-based LTIs align our senior executives' interests with stockholders' interests, emphasize long-term stockholder value creation, and provide important retention value.

Our 2024 portfolio approach to LTIs was comprised of two components:

Performance Units

Performance Units are granted under our LTIP and earned based on the Company's performance against a three-year financial performance measure, cumulative Adjusted Free Cash Flow, modified by our relative TSR over the three-year performance period, and subject to continued service through the vesting date after the three-year period.

RSUs

RSUs assist in meeting stock ownership requirements and serve as a stockholder-aligned retention tool. Our RSUs vest in installments on each of the first three anniversaries of the grant date, subject to continued service through such date. We do not provide dividend equivalents on these RSUs.

2024 LTI Mix

To emphasize pay-for-performance alignment and incentivize long-term stockholder value creation, the Compensation Committee determined in April 2024 to provide our CEO with an LTI mix that is primarily performance-based and at-risk with 75% Performance Units and 25% RSUs. The Compensation Committee also determined that the 2024 LTI mix for each other senior executive would be composed of 50% Performance Units and 50% RSUs.

2024 LTI Values

2024 LTI values reflect changes over 2023 as a result of the Compensation Committee's robust analysis of competitive market practices alongside its independent compensation consultant, FW Cook, taking into consideration competitive market practices based on data provided by FW Cook and our pay-for-performance philosophy.

Annual stock awards were granted to the NEOs (and other grant-eligible employees) on April 25, 2024. This grant date aligns with the timing of our LTIP goal setting, while also ensuring that the grant occurs during an open trading window under Mattel's Insider Trading Policy.

The following table summarizes the 2024 LTI values set and granted by the Compensation Committee and reflects the allocation of Performance Units granted under the 2024-2026 LTIP and RSU grants:

Name and Position	2024-2026 Performance Units* ($)	2024 RSUs ($)	2024 Total LTI Value ($)
Ynon Kreiz, Chairman and Chief Executive Officer	7,950,000	2,650,000	10,600,000
Anthony DiSilvestro, Chief Financial Officer	1,250,000	1,250,000	2,500,000
Steve Totzke, President and Chief Commercial Officer	1,125,000	1,125,000	2,250,000
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	700,000	700,000	1,400,000
Roberto Isaias, EVP and Chief Supply Chain Officer	750,000	750,000	1,500,000

* Mr. Kreiz also received the Retention Performance Grant, as discussed on page 73.

Long-Term Incentive Program (LTIP)

In March 2024, the Compensation Committee approved the design of the 2024-2026 LTIP consistent with prior LTIP cycles, employing three-year cumulative Adjusted Free Cash Flow as the financial measure and a three-year relative TSR multiplier.

LTIP Payout Formula

Target Performance Units Granted (#) × **Three-Year Cumulative Adjusted Free Cash Flow Performance Earnout (%)** × **Three-Year Relative TSR Performance Multiplier (%)** = **LTIP Payout (#)**

The earnout percentage resulting from the three-year cumulative Adjusted Free Cash Flow performance measure is 37% for threshold performance, 100% for target performance, and 150% for maximum performance, with linear interpolation between such performance levels. No amount can be earned under the LTIP for below threshold performance for the Adjusted Free Cash Flow measure. The Adjusted Free Cash Flow earnout percentage is then adjusted based on our three-year relative TSR performance versus the S&P 500 constituents, with a multiplier ranging from 67% for performance at or below the 25th percentile to 133% for performance at or above the 75th percentile, and linear interpolation between such performance levels. The relative TSR performance measure continues to provide a balance between absolute and relative performance measures in the LTIP. No amount can be earned above 200% of target Performance Units granted, consistent with the MIP, and the minimum amount that can be earned based on threshold performance is 25% of target Performance Units granted (unless threshold performance for the Adjusted Free Cash Flow measure is not achieved, in which case no amount can be earned).

The outstanding Performance Units have dividend equivalent rights that are converted to shares of Mattel common stock only when and to the extent the underlying Performance Units are earned and paid. Dividend equivalents are accumulated in shares of stock attributed to each Performance Unit based upon the number of shares earned, assuming each dividend is reinvested in shares at the closing stock price on the ex-dividend date and participate in future dividend distributions for all dividends during the three-year performance period.

2022-2024 LTIP Financial Performance Goals and Results

We achieved three-year cumulative Adjusted Free Cash Flow of $1,617 million, below the target goal of $1,811 million and resulting in a below-target financial performance earnout of 69% for the three-year performance period ended December 31, 2024, due to below-target Adjusted Free Cash Flow performance in 2022, partially offset by stronger performance in 2023 and 2024. As of the end of the performance period, our relative TSR was at the 20th percentile of the S&P 500 constituents, resulting in a relative TSR multiplier of 67%, and a total payout of 46% of target Performance Units granted.

Financial Measure	Threshold (37% Earned)	Target (100% Earned)	Maximum (150% Earned)	% Earned
Three-Year Cumulative Adjusted Free Cash Flow*	$1,412 Threshold	$1,811 Target	$2,115 Max	69%

Result: $1,617

($ in millions)

Effect of Relative TSR Multiplier

Mattel TSR Relative to S&P 500	≤25th	50th	≥75th	20th
TSR Multiplier	67%	100%	133%	67%
Total Payout				**46%**

* Adjusted Free Cash Flow is a non-GAAP measure under the SEC's rules. This measure is an integral part of the pre-established plan parameters for the LTIP, which were approved by the Compensation Committee and are intended to ensure that events outside the control of management do not unduly influence the achievement of the performance measure, and that employees are not penalized or benefited by the impact of unusual items that are unforeseeable or unquantifiable at the time the plan parameters are set, while also aligning with stockholders' interests. Please see "Management Incentive Non-GAAP Financial Measures" on page 95 for a description of the adjustments under the LTIP.

The Compensation Committee approved financial performance goals for the 2022-2024 LTIP that were expected to be challenging, but achievable, at the time of grant and required meaningful free cash flow[1] growth over the three-year performance period.

The following table summarizes the 2022-2024 LTIP payout:

Name	Target Performance Units Granted	LTIP Payout (Shares Earned)
Ynon Kreiz, Chairman and Chief Executive Officer	270,782	124,560
Anthony DiSilvestro, Chief Financial Officer	44,030	20,254
Steve Totzke, President and Chief Commercial Officer	35,224	16,203
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	22,895	10,532
Roberto Isaias, EVP and Chief Supply Chain Officer	21,134	9,722

(1) Free cash flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations" on page 94.

Other Forms of Compensation

Perquisites and Other Personal Benefits

We offer the following perquisites to our NEOs to attract and retain key executive talent:

- Car Allowance – We provide a monthly car allowance to allow our senior executives to fulfill their job responsibilities that involve travel to the offices of customers and business partners. The monthly amount of the allowance is a set amount based on the executive's job level. We provide the use of a Company car instead of a car allowance to our CEO.
- Financial Counseling and Tax Return Services – We provide to our CEO and CFO an annual reimbursement of up to $10,000 for financial counseling and tax return preparation services through a company of the executive's choice. We believe that providing these services gives our most senior executives a better understanding of their compensation and benefits, allowing them to focus their attention on Mattel's future success.
- Executive Physical – We provide our senior executives with comprehensive executive physical examinations and diagnostic services, which we believe help ensure the health of our executives and provide a retention tool at a reasonable cost to Mattel.
- Relocation Assistance – We provide relocation assistance to newly hired and current senior executives who must relocate to accept our job offer or a new role within Mattel. Such relocation assistance is generally pursuant to Mattel's relocation program, which is designed to cover the costs directly resulting from the Company-requested relocation, including travel, shipment of household goods, two months of temporary housing, and direct reimbursement of certain costs, up to a maximum, on the sale of the executive's home. On limited occasions, in order to recruit new hires or promote or transfer into new positions, we will provide additional, special relocation payments. None of our NEOs received relocation assistance in 2024.

  The executives are required to repay all or a portion of the relocation program benefits and payments if they resign or their employment is terminated for cause within one year or two years of the relocation date, respectively. Our relocation program and special relocation payments benefit Mattel, are business-related, and are primarily intended to eliminate or lessen the expenses that the executive incurs as a result of the Company's request to relocate. These benefits are important tools for us to recruit and retain key management talent and allocate our talent as best fits Mattel's needs.

Retirement Plans

Our NEOs participate in the same broad-based benefit plans as our other U.S. employees. In addition, we provide our NEOs certain executive benefits to promote tax efficiency or to replace benefit opportunities that are not available to executives because of regulatory limits. This includes the Mattel, Inc. Deferred Compensation and PIP Excess Plan ("DCP"), our non-qualified deferred compensation plan, which generally provides our U.S.-based executives with a mechanism to defer compensation in excess of the amounts that are permitted to be deferred under the 401(k) Plan. Together, the 401(k) Plan and the DCP allow participants to set aside amounts as tax-deferred savings for their retirement. Similar to the 401(k) Plan, the DCP provides for Company automatic and matching contributions, both of which are at the same levels as the Company contributions in the 401(k) Plan. The Compensation Committee believes the opportunity to defer compensation under the DCP is a competitive benefit that enhances our ability to attract and retain talented executives while strengthening plan participants' long-term commitment to Mattel. The return on the deferred amounts is linked to the performance of market-based investment choices made available in the DCP.

No Poor Pay Practice Tax Gross-Ups on Perquisites and Benefits

Mattel generally does not provide tax gross-up payments to our senior executives in connection with perquisites and benefits. Mattel, however, does provide to senior executives and other employees tax gross-up payments for relocation assistance costs under our relocation program, and any related international tax compliance and tax equalization costs and payments, because such expenses are incurred as a result of the Company's request to relocate.

Severance and Change-of-Control Benefits

Severance Plan reflects the following best practice provisions:

- **Double-trigger** cash severance and stock grant acceleration that requires both a change of control and a qualifying termination of employment
- **Severance benefits** set at competitive levels not greater than 2x the sum of annual base salary and annual bonus
- **No excise tax gross-ups**

We maintain the Mattel, Inc. Amended and Restated Executive Severance Plan B (the "A&R Severance Plan") pursuant to which our NEOs are eligible to receive severance payments and benefits in the event of certain qualifying terminations of employment. The Compensation Committee adopted the A&R Severance Plan to provide for uniform and consistent severance treatment for our eligible executives, with the level of benefits under the A&R Severance Plan determined based on the eligible executive's designated tier. The Compensation Committee believes that the benefits provided under the A&R Severance Plan are reflective of current compensation market practices for our peer group, and are key to our ability to recruit, retain, and develop key, high-quality management talent in a competitive market because such benefits provide reasonable protection to the executive in the event he or she is not retained under specific circumstances. We do not pay any excise tax gross-up payments under our A&R Severance Plan.

More details regarding our A&R Severance Plan are provided below under "Potential Payments Upon Termination or Change of Control" on page 72.

How Compensation is Determined

Roles and Expert Independent Advice

Independent Compensation Committee

Our executive compensation programs are designed and administered under the direction and control of the Compensation Committee. The Compensation Committee is comprised solely of independent directors, who review and approve our overall executive compensation plans, programs, and practices, and set the compensation of our EVPs and above, and other Section 16 officers.

Independent Compensation Consultant

The Compensation Committee has the authority to retain independent legal or other advisors, to the extent it deems necessary or appropriate, and has retained FW Cook as its independent compensation consultant since August 2007 to provide the Committee with advice and guidance on the design of our executive compensation levels, plans, programs, and practices. FW Cook has not performed and does not currently provide any services to management or Mattel. Each year the Compensation Committee reviews the independence of the compensation consultant and other advisors who provide advice to the Compensation Committee, employing the independence factors specified in the Nasdaq listing standards. The Compensation Committee has determined that FW Cook is independent within the meaning of the Compensation Committee's charter and the Nasdaq listing standards, and the work of FW Cook for the Compensation Committee has not raised any conflicts of interest. FW Cook attends Compensation Committee meetings when invited and meets with the Compensation Committee without management. FW Cook provides the Compensation Committee with third-party data and analysis as well as advice and expertise on competitive compensation practices and trends, executive compensation plan and program designs, and proposed executive and non-employee director compensation levels. FW Cook reports directly to the Compensation Committee and, as directed by the Compensation Committee, works with management and the Chair of the Compensation Committee. In 2024, FW Cook assisted the Compensation Committee on the following matters:

- Analyze and advise on:
  - The base salaries, annual cash incentives, annual LTIs, TDC, and all other compensation for EVPs and above as compared to the market and compensation of their counterparts in our peer group
  - Our MIP and LTI designs, provisions, and practices
  - The compensation of the Board as compared to the board compensation at our peer group companies
- Review and advise on the composition of our peer group
- Assess whether our compensation plans, policies, and programs present potential material risk to the Company
- Review and advise on our Clawback Policy, A&R Severance Plan, and Amended 2010 Plan
- Review and advise on our 2024 Proxy Statement
- Provide executive compensation regulatory and legislative updates
- Advise with respect to proxy advisory firms' voting policies and market trends
- Review and advise on the CEO Retention Performance Grant

CEO and the People and Culture Function

While the Compensation Committee has overall responsibility for establishing the elements, levels, and administration of our executive compensation programs, our CEO and members of our People and Culture function (formerly referred to as Human Resources) routinely participate in this process. Our CEO makes recommendations to the Compensation Committee for EVPs and above regarding base salary, annual cash incentives, and annual LTIs, which are driven primarily by his evaluation of impact and criticality of role, individual experience and performance, market data provided by FW Cook, and internal pay parity. When appropriate, the Compensation Committee meets in executive session without management, including when CEO compensation is being approved. The Compensation Committee also reports and, as appropriate, makes recommendations to the Board regarding our executive compensation programs and practices, and informs the Board of its decisions regarding compensation for EVPs and above, and other Section 16 officers.

Reviews and Process

Market Competitiveness and Peer Group Review

The Compensation Committee annually evaluates the overall competitiveness of annual target TDC for EVPs and above, comprised of annual base salary, annual cash target incentive opportunity, and annual LTIs, as well as the composition of our peer group. The Compensation Committee remains focused on promoting pay and performance alignment, which incentivizes actions that support our strategic priorities and drive long-term stockholder value.

Every year, FW Cook evaluates annual target TDC of EVPs and above as compared to the annual target TDC of similarly-situated senior executives in our peer group, based on information from their most recent SEC filings and, if applicable, custom selections of certain appropriate market surveys. FW Cook's report includes the base salaries, annual cash target incentives, annual LTIs, and target TDC, as well as short- and long-term incentive program design and aggregate LTI grant practices, in our peer group and custom surveys, where available.

The Compensation Committee, in conjunction with FW Cook, reviews the makeup of our peer group annually and makes adjustments as it deems appropriate. Our peer group companies are intended to be similar to us in their orientation, business model, cost structure, size (as measured by revenue, net income growth, number of employees, and market capitalization), and global reach, and are considered to compete with us for executive talent or investor capital. The Compensation Committee believes it is appropriate to utilize a more diverse peer group beyond toy companies, as there are not enough publicly-reporting toy companies that are comparable to us in size. In addition, the Compensation Committee considers whether the companies in our peer group have similar pay models and reasonable compensation practices, as well as whether the companies are listed as peers of our peer group companies or in peer groups used for us by proxy advisory firms. Our peer group is used to evaluate the market competitiveness of our compensation but is not used for financial performance goal comparisons under our incentive plans.

When setting target amounts for CEO compensation, the Compensation Committee takes into consideration the Company's global compensation framework, which incorporates market-competitive compensation programs and pay ranges based on an objective set of factors, such as local market demand for each position and years of experience for all Company employees. Global pay parity is a key component of our ongoing total pay approach so that pay decisions are applied consistently and in line with our pay-for-performance philosophy, designed to drive results, and reward individual and Company achievements, while maintaining a competitive pay position. We remain committed to maintaining pay parity for all employees performing similar work globally.

Peer Group Composition

Our peer group for 2024 target TDC decisions remained unchanged as compared to the prior year and was comprised of the following 19 companies:

- The Campbell's Company (formerly Campbell Soup Company)
- Church & Dwight Co., Inc.
- The Clorox Company
- Electronic Arts Inc.
- Hanesbrands Inc.
- Hasbro, Inc.
- iHeartMedia, Inc.
- The J.M. Smucker Company
- Lions Gate Entertainment Corp.
- Live Nation Entertainment, Inc.
- Newell Brands Inc.
- Paramount Global (formerly ViacomCBS)
- PVH Corp.
- Ralph Lauren Corporation
- Spectrum Brands, Inc.
- Spin Master Corp.
- Take-Two Interactive Software, Inc.
- Tapestry, Inc. (formerly Coach, Inc.)
- Warner Music Group Corp.

As of September 2023, when the relevant peer group was approved, Mattel's revenue was at the 24th percentile of the peer group and our 8-quarter average market capitalization was at the 35th percentile of the peer group.

Important Policies, Governance, and Guidelines

Stock Ownership Guidelines

We have stock ownership guidelines for our NEOs and other executives at the level of EVP and above. Under our current stock ownership guidelines, the targeted stock ownership is established as shares of Mattel common stock with a value equal to a multiple of base salary, as set forth below for each NEO.

Name and Position	Salary Multiple	Deadline
Ynon Kreiz, Chairman and Chief Executive Officer	6x	4/30/2023
Anthony DiSilvestro, Chief Financial Officer	4x	6/30/2025
Steve Totzke, President and Chief Commercial Officer	3x	1/31/2024
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	3x	1/31/2026
Roberto Isaias, EVP and Chief Supply Chain Officer	3x	2/29/2024

Generally, executives have five years from the date of promotion or hire to meet the guidelines. For this purpose, Mattel common stock holdings are valued at the greater of acquisition value or current market value. If the targeted ownership levels are not met within the compliance deadline, the executives are required to retain 100% of after-tax shares acquired from stock grants until the guidelines are met. Based on input from FW Cook, the Compensation Committee believes that our stock ownership guidelines align with best practices. All of our NEOs are in compliance with the guidelines either because they have attained the targeted ownership level or are still within their compliance period.

Shares counted toward the guidelines include shares of Mattel common stock directly owned, beneficially owned, or held in the Mattel Stock Fund of the 401(k) Plan, and phantom shares of Mattel common stock held in the Mattel Stock Fund of the DCP. Shares subject to vested or unvested unexercised stock options, or unvested and/or unearned stock grants do not count toward the guidelines.

Compensation Risk Review

At the request of the Compensation Committee, FW Cook annually conducts a detailed compensation risk assessment of our executive compensation plans, policies, and programs (our "Compensation Programs") to confirm that they do not encourage excessive risk taking. FW Cook employed a framework to assist the Compensation Committee in ascertaining any potential material adverse risks and how they may link with our Compensation Programs. The results of FW Cook's assessment were presented to our Compensation Committee in September 2024. FW Cook advised the Compensation Committee that our Compensation Programs did not present any risks that are reasonably likely to have a material adverse effect on Mattel. As part of its review and assessment, our Compensation Committee also considered the following characteristics of our Compensation Programs, among others, that discourage excessive or unnecessary risk taking:

- Our Compensation Programs appropriately balance short- and long-term incentives and fixed and variable pay.
- LTIs provide a portfolio approach using Performance Units and RSUs.
- Under our MIP, we use performance measures from the income statement and balance sheet that are defined at the beginning of the performance period, with specific adjustments addressed in detail. In addition, performance against individualized strategic goals is taken into account.
- Our Compensation Committee may apply negative discretion in determining annual cash incentives earned under our MIP.
- Cash and shares earned under our MIP and LTIP, respectively, are capped.
- An established performance evaluation approach based on quantitative and qualitative performance is used on a Company-wide basis.
- We have market competitive stock ownership guidelines for our most senior executives, which are reviewed annually by our Compensation Committee for individual compliance.
- We have a Clawback Policy, Insider Trading Policy, and formal stock grant process in place.

Based on this assessment, the Compensation Committee believes that our Compensation Programs do not present any risk that is reasonably likely to have a material adverse effect on the Company.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other disposition of securities by our directors, officers, employees, and other covered persons. We believe this policy and the procedures that Mattel follows are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as the exchange listing standards applicable to us. A copy of Mattel's Insider Trading Policy is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

No Hedging or Pledging Permitted

Mattel's Insider Trading Policy prohibits Board members, officers, and employees from (i) engaging in hedging, monetization, or speculative transactions in Mattel common stock (including zero-cost collars, forward sale contracts, short sales, transactions in publicly-traded options and other derivative securities), and (ii) holding Mattel shares in a margin account, pledging Mattel shares, or using Mattel shares as collateral for loans.

Recoupment of Compensation

Our Clawback Policy provides for forfeiture or reimbursement of certain cash and stock incentive compensation that was paid, granted, or vested based on financial results that, when recalculated to include the impact of a material financial restatement, were not achieved. The Clawback Policy applies to all current and former Section 16 officers and other officers at the level of EVP and above, and covers incentive compensation (cash and stock) paid, granted, vested, or earned based wholly or in part upon the achievement of a financial reporting measure and was received (i.e., when the applicable financial reporting was attained) during the three completed fiscal years preceding the material financial restatement. The amount of incentive compensation to be recovered will be the amount that exceeds the amount that otherwise would have been received had it been determined based upon the financial restatement.

In addition, our Amended 2010 Plan provides that, subject to certain limitations, Mattel may terminate outstanding grants, rescind exercises, payments, or deliveries of shares pursuant to grants, and/or recapture proceeds of a participant's sale of shares of Mattel common stock delivered pursuant to grants if the participant violates specified confidentiality and IP requirements or engages in certain activities against the interest of Mattel or any of its subsidiaries and affiliates. These provisions apply only to grants made to participants for services as employees, and they do not apply to participants following any severance that occurs within 24 months after a change of control.

Stock Grant Process

The Compensation Committee has adopted the following stock grant process:

- Annual Stock Grants – The Compensation Committee approves annual stock grants to EVPs and above and other Section 16 officers, and the Stock Grant Committee (the "SGC") approves annual stock grants to Senior Vice Presidents ("SVPs") and below, other than Section 16 officers. Specific recommendations regarding the aggregate annual stock grant pool to be allocated to employees, the value and mix of grant types to be granted to employees per job level, as well as the methodology for converting those grant values to shares or units, are reviewed by FW Cook and presented to the Compensation Committee for approval, which for 2024 occurred at its February 2024 meeting.
- Stock Grant Committee – For stock grants to SVPs and below, other than Section 16 officers, the Board has delegated the authority to the SGC to, subject to certain limitations, approve annual and off-cycle stock grants (such as grants to employees who are newly hired). The Board generally appoints our CEO as the sole member of the SGC. Accordingly, Mr. Kreiz has been the sole member of the SGC since April 2018.
- Off-Cycle Stock Grants – The Compensation Committee approves new-hire or other off-cycle stock grants to EVPs and above, and other Section 16 officers, and the grant date is the last trading day of the month of the later of the (i) hire date or (ii) Compensation Committee approval date.
- The SGC approves new-hire stock grants to SVPs and below, other than Section 16 officers, with a grant date of: (i) for Vice Presidents and above, the last trading day of the month of hire, and (ii) for employees below the Vice President level, the last trading day of the month following the month of hire. For other off-cycle stock grants, the grant date is the last trading day of the month in which the SGC approval occurs.
- During fiscal year 2024, we did not provide any stock grants in the form of stock options to NEOs. We did not provide any stock grants to an NEO during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that disclosed material nonpublic information, and we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation for any NEO stock grants in fiscal year 2024.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code imposes an annual deduction limit of $1 million on the amount of compensation paid to each of the CEO, the CFO, and certain other current or former named executive officers. Compensation to these officers over this limit is nondeductible.

Mattel accounts for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments (including stock options granted prior to 2024 and currently outstanding and other forms of stock compensation). The impact of FASB ASC Topic 718 is taken into account by the Compensation Committee in determining to use a portfolio approach to stock grants, including Performance Units and RSUs.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information concerning total compensation earned by or paid/granted to our NEOs:

Name, Principal Position, and Year	Salary[(1)] ($)	Bonus ($)	Stock Awards[(2)] ($)	Option Awards[(2)] ($)	Non-Equity Incentive Plan Compensation[(3)] ($)	All Other Compensation[(4)] ($)	Total ($)
Ynon Kreiz Chairman and Chief Executive Officer							
2024	1,600,000	—	29,828,352	—	6,233,920	140,319	37,802,591
2023	1,500,000	—	8,559,377	2,853,125	5,857,500	178,384	18,948,385
2022	1,500,000	—	7,687,501	2,562,503	—	140,383	11,890,387
Anthony DiSilvestro Chief Financial Officer							
2024	900,000	—	2,499,999	—	1,593,900	104,927	5,098,826
2023	900,000	—	2,406,250	343,748	1,546,380	109,226	5,305,604
2022	900,000	—	2,187,503	312,503	—	195,560	3,595,566
Steve Totzke President and Chief Commercial Officer							
2024	800,000	—	2,250,010	—	1,275,120	98,870	4,424,000
2023	800,000	—	1,924,993	274,998	1,249,600	96,000	4,345,591
2022	800,000	—	1,750,021	250,003	—	98,320	2,898,344
Jonathan Anschell EVP, Chief Legal Officer, and Secretary							
2024	750,000	—	1,400,005	—	929,775	98,484	3,178,264
2023	750,000	—	1,430,002	—	902,055	99,589	3,181,646
2022	700,000	—	1,137,477	162,495	—	87,000	2,086,972
Roberto Isaias EVP and Chief Supply Chain Officer							
2024	700,000	—	1,499,988	—	980,000	143,202	3,323,190
2023	700,000	—	1,540,009	—	956,725	116,393	3,313,127

(1) Salary. Represents all amounts earned as base salary during the applicable year.

(2) Amounts shown represent the grant date fair value of RSUs and Performance Units granted in the year indicated as computed in accordance with FASB ASC Topic 718.

Stock Awards. Amounts shown under the "Stock Awards" column for 2024 include the grant date fair value for RSUs as well as Performance Units under the 2024-2026 LTIP granted in 2024, and, for Mr. Kreiz, the Retention Performance Grant. The RSUs are valued based on our closing stock price of $18.47 on April 25, 2024. The 2024-2026 Performance Units are valued based on our closing stock price of $18.47 on April 25, 2024, the probable outcome of the performance-related component over the three-year performance period (target performance), and the fair value of the market-related component over the three-year performance period, as determined using a Monte Carlo simulation in accordance with applicable accounting rules. The market-related component could result in up to a 133% adjustment, for a maximum earnout of 200% of target Performance Units. Assuming that the maximum level of performance conditions will be achieved for all Performance Units, the grant date fair values for Messrs. Kreiz, DiSilvestro, Totzke, Anschell, and Isaias would be $15,899,986, $2,500,009, $2,250,004, $1,400,020, and $1,499,990 respectively. For Mr. Kreiz, the Retention Performance Grant is valued using a Monte Carlo simulation in accordance with applicable accounting rules. Assuming that the maximum level of performance conditions were achieved, the aggregate market value for the Retention Performance Grant would be $30,000,016.

(3) Non-Equity Incentive Plan Compensation. Amounts shown represent the performance-based annual cash compensation earned under the MIP, our annual cash incentive plan. See "Compensation Discussion and Analysis – Elements of Compensation – Annual Cash Incentive (MIP)" for a more complete description of the MIP.

(4) All Other Compensation. Amounts shown for 2024 consist of Company contributions to the 401(k) Plan of $24,150, $34,500, $31,050, $34,500, and $25,500 for Messrs. Kreiz, DiSilvestro, Totzke, Anschell, and Isaias respectively, and Company contributions to the DCP of $83,677, $36,427, $40,950, $37,615, and $42,481 for Messrs. Kreiz, DiSilvestro, Totzke, Anschell, and Isaias, respectively. Amounts shown also represent perquisites and personal benefits, including a monthly car allowance (or use of a Company car for Mr. Kreiz), financial counseling and tax return services (for Messrs. Kreiz and DiSilvestro), and executive physical examinations. Also, for Mr. Isaias, the amount includes transitional tax assistance and associated tax gross-up of $24,577 related to his relocation from Mexico to the United States in 2020 under our relocation program. In addition, for Mr. Kreiz, the amount shown includes attributable income under the Board of Directors Recommended Grants and Matching Recommended Grants Program fostering charitable contributions, which is more fully described in the "Non-Employee Director Compensation" section of this Proxy Statement.

Grants of Plan-Based Awards in 2024

The following table shows information about the non-equity incentive awards and equity-based awards granted to our NEOs in 2024:

Name, Position, and Grant Date	Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Market Value of Stock and Option Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold	Target	Maximum		
Ynon Kreiz Chairman and Chief Executive Officer									
		1,120,000	3,200,000	6,400,000					
4/25/2024					99,325	397,301	794,602		7,949,993
4/25/2024	4/25/2024							143,476	2,650,002
9/30/2024	9/11/2024				—	787,402	1,574,804		19,228,357
Anthony DiSilvestro Chief Financial Officer									
		315,000	900,000	1,800,000					
4/25/2024	4/25/2024				15,617	62,469	124,938		1,250,005
4/25/2024	4/25/2024							67,677	1,249,994
Steve Totzke President and Chief Commercial Officer									
		252,000	720,000	1,440,000					
4/25/2024	4/25/2024				14,056	56,222	112,444		1,125,002
4/25/2024	4/25/2024							60,910	1,125,008
Jonathan Anschell EVP, Chief Legal Officer, and Secretary									
		183,750	525,000	1,050,000					
4/25/2024	4/25/2024				8,746	34,983	69,966		700,010
4/25/2024	4/25/2024							37,899	699,995
Roberto Isaias EVP and Chief Supply Chain Officer									
		171,500	490,000	980,000					
4/25/2024	4/25/2024				9,370	37,481	74,962		749,995
4/25/2024	4/25/2024							40,606	749,993

(1) The awards shown represent the potential value of annual cash incentive awards that could be earned for fiscal year 2024 (and paid in 2025) under the MIP for each NEO assuming threshold performance (35% of target MIP opportunity), target performance (100% of target MIP opportunity), and maximum performance (200% of target MIP opportunity). See the “Compensation Discussion and Analysis – Elements of Compensation – Annual Cash Incentive” section of this Proxy Statement for a more complete description of the MIP.

(2) The threshold amounts shown represent 25% of the Performance Units under the 2024-2026 LTIP that may be earned at threshold Adjusted Free Cash Flow performance of 37% multiplied by 67% for threshold relative TSR performance. The target amounts shown represent the number of Performance Units under the 2024-2026 LTIP that may be earned if target performance is achieved. The maximum amounts shown represent 200% of the Performance Units under the 2024-2026 LTIP that may be earned at maximum Adjusted Free Cash Flow performance of 150% multiplied by 133% for maximum relative TSR performance. See the “Compensation Discussion and Analysis – Elements of Compensation – Stock-Based Long-Term Incentives” section of this Proxy Statement for a more complete description of the 2024-2026 LTIP. For the Retention Performance Grant awarded to Mr. Kreiz on September 30, 2024, the threshold amount shown represents 0% of the Performance Units granted that may be earned at threshold performance. The target amount shown represents the number of Performance Units that may be earned if target performance is achieved. The maximum amount shown represents 200% of the Performance Units that may be earned at maximum performance.

(3) The awards shown are RSUs granted under our Amended 2010 Plan that vest as to one-third of the shares subject thereto on each of the first three anniversaries of the grant date. These RSUs do not earn dividend equivalents.

(4) Amounts shown represent the fair market value per share as of the grant date of the award determined pursuant to FASB ASC Topic 718 multiplied by the number of shares (at target, for the Performance Units). The RSUs are valued based on our closing stock price of $18.47 on April 25, 2024. See footnote (2) to the Summary Compensation Table for more information on the grant date fair value of the 2024-2026 LTIP Performance Units and the Retention Performance Grant.

Outstanding Equity Awards at 2024 Year End

The following tables show the outstanding equity-based awards that were held by our NEOs as of December 31, 2024:

		Stock Awards			
Name and Position	Grant Date for Stock Awards	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]($)
		RSUs		Performance Units	
Ynon Kreiz Chairman and Chief Executive Officer					
	9/30/2024			787,402[2]	13,960,637
	4/25/2024	143,476[6]	2,543,829		
	4/25/2024			397,301[3]	7,044,147
	4/28/2023			882,410[4]	15,645,129
	4/29/2022			124,560[5]	2,208,449
Anthony DiSilvestro Chief Financial Officer					
	4/25/2024	67,677[6]	1,199,913		
	4/25/2024			62,469[3]	1,107,575
	4/28/2023	38,386[7]	680,584		
	4/28/2023			141,752[4]	2,513,263
	4/29/2022	13,112[8]	232,476		
	4/29/2022			20,254[5]	359,103
Steve Totzke President and Chief Commercial Officer					
	4/25/2024	60,910[6]	1,079,934		
	4/25/2024			56,222[3]	996,816
	4/28/2023	30,709[7]	544,471		
	4/28/2023			113,402[4]	2,010,617
	4/29/2022	10,490[8]	185,988		
	4/29/2022			16,203[5]	287,279
Jonathan Anschell EVP, Chief Legal Officer, and Secretary					
	4/25/2024	37,899[6]	671,949		
	4/25/2024			34,983[3]	620,249
	4/28/2023	26,614[7]	471,866		
	4/28/2023			73,712[4]	1,306,914
	4/29/2022	6,819[8]	120,901		
	4/29/2022			10,532[5]	186,732
Roberto Isaias EVP and Chief Supply Chain Officer					
	4/25/2024	40,606[6]	719,944		
	4/25/2024			37,481[3]	664,538
	4/28/2023	28,662[7]	508,177		
	4/28/2023			79,382[4]	1,407,443
	4/29/2022	6,294[8]	111,593		
	4/29/2022			9,722[5]	172,371

		Option Awards				
Name and Position	Grant Date for Option Awards	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date
Ynon Kreiz Chairman and Chief Executive Officer						
	4/28/2023	105,671	214,545(7)		18.00	4/28/2033
	4/29/2022	146,555	75,499(8)		24.31	4/29/2032
	8/2/2021	265,957			21.91	8/2/2031
	7/31/2020	523,575			11.11	7/31/2030
	8/1/2019	467,221			13.59	8/1/2029
	8/1/2018	376,369			15.78	8/1/2028
Anthony DiSilvestro Chief Financial Officer						
	4/28/2023	12,731	25,849(7)		18.00	4/28/2033
	4/29/2022	17,872	9,208(8)		24.31	4/29/2032
	8/2/2021	55,851			21.91	8/2/2031
	6/30/2020	133,249			9.67	6/30/2030
Steve Totzke President and Chief Commercial Officer						
	4/28/2023	10,185	20,679(7)		18.00	4/28/2033
	4/29/2022	14,298	7,366(8)		24.31	4/29/2032
	8/2/2021	53,191			21.91	8/2/2031
	7/31/2020	82,237			11.11	7/31/2030
	8/1/2019	88,063			13.59	8/1/2029
	8/1/2018	54,745			15.78	8/1/2028
	8/1/2017	122,616			19.72	8/1/2027
	8/1/2016	67,073			32.72	8/1/2026
	7/31/2015	64,767			23.21	7/31/2025
Jonathan Anschell EVP, Chief Legal Officer, and Secretary						
	4/29/2022	9,293	4,788(8)		24.31	4/29/2032
	8/2/2021	17,287			21.91	8/2/2031
	1/29/2021	14,981			18.12	1/29/2031
Roberto Isaias EVP and Chief Supply Chain Officer						
	4/29/2022	8,578	4,420(8)		24.31	4/29/2032
	8/2/2021	13,963			21.91	8/2/2031
	7/31/2020	28,783			11.11	7/31/2030
	8/1/2019	25,685			13.59	8/1/2029
	2/28/2019	22,978			14.42	2/28/2029
	8/1/2016	36,585			32.72	8/1/2026
	7/31/2015	52,073			23.21	7/31/2025

(1) Amounts are calculated by multiplying the number of units shown in the table by $17.73 per share, which was the closing price of our common stock on December 31, 2024, the last trading day of fiscal year 2024.

(2) The numbers shown represent the Retention Performance Grant, which is earned based on achievement of stock price hurdles during the final three years of the performance measurement period and relative TSR as compared to the S&P 500 over the performance measurement period. Per SEC rules, based on Company performance as compared to the S&P 500 through December 31, 2024 below the target goal, and because the award is not yet in the final three years of the performance measurement period, the amount shown reflects the target number of units that may be earned at the end of the performance measurement period. See the “Compensation Discussion and Analysis – 2024 Business Overview – 2024 CEO Retention Performance Grant” section of this Proxy Statement for a more complete description of the Retention Performance Grant.

(3) The numbers shown represent the 2024-2026 Performance Units, which are earned based on the Company’s achievement of cumulative Adjusted Free Cash Flow and relative TSR for the period from January 1, 2024 to December 31, 2026. Per SEC rules, based on Company performance for Adjusted Free Cash Flow and relative TSR for the first year of the performance period (through December 31, 2024) between minimum and target goals, the amounts shown reflect the target number of units that may be earned at the end of the three-year performance period. See the “Compensation Discussion and Analysis – Elements of Compensation – Stock-Based Long-Term Incentives” section of this Proxy Statement for a more complete description of the LTIP.

(4) The numbers shown represent the 2023-2025 Performance Units, which are earned based on the Company's achievement of cumulative Adjusted Free Cash Flow and relative TSR for the period from January 1, 2023 to December 31, 2025. Per SEC rules, based on Company performance for Adjusted Free Cash Flow and relative TSR for the first and second year of the performance period (through December 31, 2024) between target and maximum goals, the amounts shown reflect the maximum number of units that may be earned at the end of the three-year performance period. See the "Compensation Discussion and Analysis – Elements of Compensation – Stock-Based Long-Term Incentives" section of this Proxy Statement for a more complete description of the LTIP.

(5) The numbers shown represent the number of 2022-2024 Performance Units, which were earned, but subject to continued employment through the settlement date of February 3, 2025, based on the Company's achievement of cumulative Adjusted Free Cash Flow and relative TSR for the period from January 1, 2022 to December 31, 2024. The Performance Units were settled and paid in shares on February 3, 2025 and are thus no longer outstanding. See the "Compensation Discussion and Analysis – Elements of Compensation – Stock-Based Long-Term Incentives" section of this Proxy Statement for a more complete description of the LTIP.

(6) 33% vests on April 24, 2025, 33% vests on April 25, 2026, and 34% vests on April 25, 2027.

(7) 50% vests on April 28, 2025, and 50% vests on April 28, 2026.

(8) 100% vests on April 29, 2025.

Option Exercises and Stock Vested in 2024

For each of our NEOs, the following table provides information for options exercised and stock awards vested in 2024:

	Option Awards		Stock Awards	
Name and Position	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2) ($)
Ynon Kreiz, Chairman and Chief Executive Officer	—	—	330,642	6,106,958
Anthony DiSilvestro, Chief Financial Officer	—	—	86,070	1,591,554
Steve Totzke, President and Chief Commercial Officer	—	—	77,150	1,426,992
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	—	—	62,280	1,151,457
Roberto Isaias, EVP and Chief Supply Chain Officer	—	—	49,481	915,233

(1) Number of shares acquired on vesting represent RSUs and Performance Units that vested in 2024, and do not include any of the Performance Units under the 2022-2024 LTIP, as these Performance Units did not vest, and the underlying shares were not issued, until the settlement date of February 3, 2025.

(2) Amounts are calculated by multiplying the number of shares underlying RSUs by our closing stock price on the date of vesting, or if the stock market was closed on the date of vesting, by our closing stock price on the preceding day on which the stock market was open.

2024 Nonqualified Deferred Compensation

The following table provides the benefits accrued under the DCP by our NEOs as of December 31, 2024:

Name and Position	Executive Contributions in 2024(1) ($)	Company Contributions in 2024(2) ($)	Aggregate Earnings in 2024(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at End of 2024(4) ($)
Ynon Kreiz, Chairman and Chief Executive Officer	—	83,677	28,174	—	539,472
Anthony DiSilvestro, Chief Financial Officer	—	36,427	8,920	—	185,073
Steve Totzke, President and Chief Commercial Officer	347,728	40,950	339,143	—	3,174,802
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	20,942	37,615	41,380	—	432,630
Roberto Isaias, EVP and Chief Supply Chain Officer	948,026	42,481	650,601	—	3,684,981

(1) Represents the amounts that our NEOs elected to defer in 2024 under the DCP. These amounts represent compensation earned by our NEOs in 2024 and, therefore, are also reported in the appropriate columns in the Summary Compensation Table above.

(2) Represents the amounts credited in 2024 as Company contributions to the accounts of our NEOs under the DCP. These amounts represent automatic contributions and matching contributions as described in the narrative disclosure below. These amounts are also reported in the Summary Compensation Table above in the "All Other Compensation" column.

(3) Represents the net amounts credited to the DCP accounts of our NEOs as a result of the performance of the investment vehicles in which their accounts were deemed invested, as more fully described in the narrative disclosure below. These amounts do not represent above-market earnings, and thus are not reported in the Summary Compensation Table.

(4) Represents the amounts of the DCP account balances at the end of 2024 for each of our NEOs. The amounts that were previously reported as compensation for each NEO in the Summary Compensation Table in years prior to 2024 are as follows:

Name and Position	Aggregate Amounts Previously Reported ($)
Ynon Kreiz, Chairman and Chief Executive Officer	400,627
Anthony DiSilvestro, Chief Financial Officer	133,942
Steve Totzke, President and Chief Commercial Officer	1,473,703
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	301,064
Roberto Isaias, EVP and Chief Supply Chain Officer	575,589

Description of Deferred Compensation and PIP Excess Plan

The DCP allows participants to defer the amounts listed below. All amounts deferred under the DCP are reflected in bookkeeping accounts. Under the DCP, participants may elect to defer:

- up to 20% of base salary that cannot be deferred under the 401(k) Plan due to Internal Revenue Code limitations;
- up to 75% of base salary; and
- up to 100% of annual cash incentive compensation (MIP).

Company automatic contributions are made equal to the automatic contributions that would have been made to the 401(k) Plan, but for Internal Revenue Code limitations. The formula for these contributions currently is a percentage of base salary, based on the participant's age, as follows:

- under 40 years: 3%;
- at least 40 but less than 45 years: 4%;
- at least 45 but less than 50 years: 5%;
- at least 50 but less than 55 years: 6%; or
- 55 years or more: 7%.

Company matching contributions of 50% of the first 6% of the participant's base salary deferrals are made in coordination with the Company's 401(k) Plan.

The amounts deferred under each participant's DCP accounts are deemed to be invested by the participant from a range of choices established by the plan administrator. Currently, the available choices include: (i) deemed investment in Mattel common stock (sometimes referred to as "phantom stock"); (ii) deemed investment in any of 20 externally-managed institutional funds, including equity and bond mutual funds; and (iii) pre-constructed portfolios with investment strategies aligned with five different risk profiles. The rates of return of the investment options under the DCP, for the periods in 2024 that each investment was available to plan participants, ranged from (6.09)% to 25.02%. Mattel retains the right to change, at its discretion, the available investment options.

The investment options and their rates of return (for the periods in 2024 that each investment was available to plan participants) are contained in the following tables.

Name of Investment Option	Rate of Return: 1/1/2024 - 12/31/2024 (%)
Arrowstreet International Equity ACWI ex US CIT Class A	7.28
BlackRock LifePath® Index 2030 Fund O	9.11
BlackRock LifePath® Index 2035 Fund O	10.88
BlackRock LifePath® Index 2040 Fund O	12.61
BlackRock LifePath® Index 2045 Fund O	14.26
BlackRock LifePath® Index 2050 Fund O	15.56
BlackRock LifePath® Index 2055 Fund O	16.20
BlackRock LifePath® Index 2060 Fund O	16.23
BlackRock LifePath® Index 2065 Fund O	16.26
BlackRock LifePath® Index Retirement Fund O	7.07
Blended Stable Value	2.33
Bond Index Fund	3.09
Extended Market Index Fund	16.90
Fidelity® Strategic Real Return Fund Class K6	6.02
Mattel Stock Fund	(6.09)
Non-U.S. Equity Index Fund	5.11
PIMCO Income Fund Institutional Class	5.42
S&P 500 Equity Index Fund	25.02
SMID Cap Research Equity (Series 4) Portfolio	16.74

Name of Investment Option	Rate of Return: 1/1/2024 - 9/30/2024 (%)
BlackRock LifePath® Index 2025 Fund O	9.87

The participant and Company contributions are credited to bookkeeping accounts for the participants, and the balances of these accounts are adjusted to reflect, in the case of participants who chose the fixed rate fund, the applicable interest rate, and in the case of participants who chose the Mattel Company Stock Fund or any of the eight externally managed investment funds or 11 risk-based portfolios, the gains or losses that would have been obtained if the contributions had actually been invested in Mattel common stock or the applicable externally managed institutional fund, respectively.

We set aside funds to cover our obligations under the DCP in a trust. The assets of the trust, however, belong to Mattel and are subject to the claims of Mattel's creditors in the event of bankruptcy or insolvency.

Generally, participants make annual deferral elections, and the DCP allows distributions on a scheduled withdrawal date, death, permanent disability, retirement, or other termination of employment, with distributions payable in lump sum or up to 15 annual installments. Certain additional rules apply in the event of a change of control, hardship, or, in the case of contributions before 2005, non-hardship accelerated distributions.

Potential Payments Upon Termination or Change of Control

As of December 31, 2024, each of our NEOs was eligible to participate in the A&R Severance Plan.

We summarize below the severance and change-of-control provisions in effect as of December 31, 2024, pursuant to the terms of other plans and agreements with relevant severance and change-of-control provisions (e.g., our Amended 2010 Plan, stock grant agreements, and the MIP).

Amended and Restated Severance Plan

Involuntary Termination

Under the A&R Severance Plan, if a participating NEO's employment is terminated by Mattel without cause or by the executive for good reason, other than in connection with a change of control (an "involuntary termination"), the executive generally will be entitled to the following benefits, which are more fully described in the footnotes to the Estimated Potential Payments table below: (i) a cash payment equal to a multiple of the sum of the participant's base salary and target bonus, payable in installments over the applicable severance period, (ii) a pro-rata annual bonus based on actual performance for the entire performance period pro-rated based on the number of days employed during the performance period, (iii) for LTI awards granted prior to the time the participant became eligible to participate in the A&R Severance Plan (the participant's "eligibility date"), treatment will be as set forth in the applicable equity plan and related grant agreement, and for equity awards granted on or following a participant's eligibility date, equity awards will vest pro-rata based on the number of whole months employed during the vesting period provided that time-based awards will accelerate at the time of termination and performance-based equity awards will vest based on actual performance at the end of the applicable performance period, (iv) continued health and welfare payments during the applicable severance period, and (v) up to $50,000 in outplacement benefits for a period of up to 2 years or, if earlier, until the participant secures new employment. The applicable multiples and severance periods are as follows: 2x and 24 months for Mr. Kreiz, 1.5x and 18 months for Mr. DiSilvestro and Mr. Totzke, and 1x and 12 months for Messrs. Anschell and Isaias. Further, pursuant to participation letter agreements entered into under the A&R Severance Plan with Messrs. Kreiz and DiSilvestro, with respect to time-based stock option awards, in lieu of the treatment described in (iii) above, such time-based stock options will be eligible for full acceleration and up to a 3 year post-termination exercise period (or, if earlier, until the expiration date of the award), which treatment is consistent with their participation in the Original Severance Plan as in effect prior to the adoption of the A&R Severance Plan.

Involuntary Termination Following Change of Control

Under the A&R Severance Plan, if a participating NEO's employment is involuntarily terminated on or within the two-year period following a change of control, the executive will be entitled to the following benefits, which are more fully described in the footnotes to the Estimated Potential Payments table below: (i) a cash payment equal to 2x times the sum of the participant's base salary and target bonus, payable in a lump sum, (ii) a pro-rata target annual bonus pro-rated based on the number of days employed during the performance period, (iii) for equity awards granted prior to the participant's eligibility date, treatment will be as set forth in the applicable equity plan and related grant agreement, and for equity awards granted on or following a participant's eligibility date, equity awards will accelerate in full and, if applicable, the post-termination exercise period will be 2 years (or, if earlier, until the expiration date of the award), provided that any equity awards subject to performance conditions will vest in accordance with the terms of the equity grant agreements (which currently provide for vesting based on the greater of target or actual performance), (iv) continued health and welfare payments for 2 years, and (v) up to $50,000 in outplacement benefits for a period of up to 2 years or, if earlier, until the participant secures new employment. Pursuant to the participation letter agreements entered into with Messrs. Kreiz and DiSilvestro, with respect to time-based stock option awards, in lieu of the post-termination exercise period described in

(iii) above, such awards will remain exercisable for up to 3 years (or, if earlier, until the expiration date of the award), which treatment is consistent with their participation in the Original Severance Plan as in effect prior to the adoption of the A&R Severance Plan.

No tax gross-ups are provided under the A&R Severance Plan. Participants in the A&R Severance Plan are not entitled to be indemnified for any excise tax imposed as a result of severance or other payments deemed made in connection with a change of control. Instead, they will be required either to pay the excise tax or have such payments reduced to an amount that would not trigger the excise tax if it would be more favorable to them on an after-tax basis.

In order to be entitled to severance payments and benefits under the A&R Severance Plan, the executive is required to execute a general release agreement with Mattel and, in certain circumstances, comply with post-employment covenants to (i) protect our confidential information, (ii) not accept employment with or provide services to a competitor, (iii) not solicit our employees, and (iv) not disparage or otherwise impair our reputation, goodwill, or commercial interests or any of our affiliated entities or their officers, directors, employees, stockholders, agents, or products.

Stock Plan and Grant Agreements

Stock Options and RSUs

Unless otherwise provided in an individual grant agreement or severance arrangement, the Amended 2010 Plan provides for accelerated vesting of stock grants and extended option exercisability under specified terminations of employment, including a qualifying termination in connection with a change of control.

Amended 2010 Plan

- Awards that have been assumed or substituted in a change of control will vest in full if the participant's employment is terminated without cause within 24 months following the change of control, and options will remain exercisable for the lesser of 2 years following the termination of employment or their remaining term. Awards that are not assumed or substituted in a change of control generally will vest in full upon the change of control, and outstanding RSUs generally will be settled immediately.
- In accordance with the terms of the grant agreements adopted under the Amended 2010 Plan, in the event of a termination of employment due to Retirement (as defined in the Amended 2010 Plan), death, or permanent disability, unvested stock options that have been outstanding at least 6 months receive full vesting and would remain exercisable for the lesser of 5 years or their remaining term. In the event of involuntary Retirement, death, or permanent disability, unvested RSUs that have been outstanding at least 6 months receive full vesting. The grant agreements for the participants in the A&R Severance Plan incorporate these provisions as well as certain vesting and exercise provisions under the A&R Severance Plan, as described above.

Performance Units

In the event of a change of control, if the Performance Units are assumed or substituted by the acquirer and the participant's employment is involuntarily terminated within 24 months following the change of control, then the vesting of the Performance Units will be fully accelerated based on the greater of the target level award opportunity or the actual performance through the most recent completed fiscal year prior to the termination of employment, payable within 60 days of such termination. If the Performance Units are not assumed or substituted by the acquirer, then the vesting of the Performance Units will be accelerated based on the greater of (a) pro-rated target level award opportunity based on the number of full months during the three-year performance period to the date of the change of control, or (b) the actual performance through the most recent completed fiscal year prior to the change of control, payable within 60 days of such event.

Under the 2023-2025 and 2024-2026 LTIP cycles, in the event of a participant's termination due to Retirement, death, or permanent disability that is at least 6 months after the start of the performance cycle, the participant will receive pro-rated vesting based on the number of full months the participant was employed during the three-year performance period, payable at the end of the three-year period based on our achievement of the performance measures.

Retention Performance Grant

There is no acceleration or continued vesting of the Retention Performance Grant in the event of Mr. Kreiz's termination of employment for any reason other than in connection with (i) his death or disability, (ii) a qualifying termination of employment that occurs during the final three years of the five-year performance measurement period, or (iii) a qualifying termination following a change of control. Mr. Kreiz will need to remain employed by the Company through the settlement date following the end of the five-year performance measurement period to receive any benefit under the Retention Performance Grant.

If Mr. Kreiz's employment terminates during the five-year performance measurement period and prior to the occurrence of a change of control (as defined in the Amended 2010 Plan) due to his death or disability, (i) the achievement of the stock price hurdles will be measured on the date of termination and to the extent any stock price hurdle has been achieved, a pro-rated number of shares subject to the Retention Performance Grant, determined based on the length of service completed during the five-year performance measurement period, will vest in connection with such termination of employment, and (ii) following the end

of the full five-year performance measurement period, the Compensation Committee will determine the relative TSR achievement for the full five-year performance measurement period and to the extent any relative TSR goal has been achieved, a pro-rated number of shares subject to the Retention Performance Grant, determined based on the length of service completed during the five-year vesting period, will vest in connection with such termination of employment.

If Mr. Kreiz's employment terminates due to death or disability following the completion of the five-year performance measurement period but prior to the occurrence of a change of control and prior to the settlement date, the number of shares subject to the Retention Performance Grant that are earned will be determined based on achievement of the performance goals through the end of the full five-year performance measurement period and will vest in connection with such termination of employment without the need to remain employed through the settlement date. If Mr. Kreiz experiences a qualifying termination in the final three years of the five-year performance measurement period and prior to the occurrence of a change of control, (i) the achievement of the stock price hurdles will be measured on the date of termination and to the extent any stock price hurdle has been achieved, the corresponding number of shares subject to the Retention Performance Grant will vest in connection with such termination of employment and (ii) following the end of the full five-year performance measurement period, the Compensation Committee will determine the relative TSR achievement for the full five-year performance measurement period and to the extent any relative TSR goal has been achieved, the corresponding number of shares subject to the Retention Performance Grant will vest at such time. If a change of control occurs during the five-year performance measurement period and Mr. Kreiz remains employed until at least immediately prior to the occurrence of such change of control, the Retention Performance Grant will be eligible to convert into time-based RSUs based on achievement of the stock price hurdles and relative TSR based on the price paid per share of common stock in the change of control (or, with respect to achievement of the stock price hurdles, the actual achievement level during the last three years of the five-year performance measurement period, if higher), and such time-based RSUs, if any, will vest at the end of the five-year performance measurement period subject to continued employment through such date.

In the event that performance through the date of the change of control results in fewer than the maximum number of units becoming time-based RSUs, the remaining shares subject to the Retention Performance Grant will be forfeited; provided, however, that if the Company's common stock (or the common stock of the acquiring or surviving entity in such change of control) continues to be publicly traded on a national stock exchange following such change of control, and Mr. Kreiz remains continuously employed following such change of control until the settlement date, the remaining shares subject to the Retention Performance Grant will remain outstanding and eligible to vest (the "Continuing Performance Units") based on the achievement of the stock price hurdles and relative TSR during the five-year performance measurement period (with such goals equitably adjusted as necessary to reflect the change of control). Notwithstanding the foregoing, if, following the occurrence of a change of control and prior to the end of the five-year performance measurement period, Mr. Kreiz experiences a termination of employment due to death or disability, any such time-based RSUs will vest in full as of the date of such termination and any Continuing Performance Units will be treated as described above with respect to a termination due to death or disability. Further, in the event of Mr. Kreiz's qualifying termination that occurs following a change of control and prior to the end of the five-year performance measurement period, any such time-based RSUs will vest in full at the time of such termination and any Continuing Performance Units will vest based on achievement of the stock price hurdles and relative TSR as of the date of such termination.

MIP

The terms of the MIP provide that upon a change of control, each participant who is employed by Mattel immediately prior to such change of control will be paid any unpaid annual cash incentive with respect to any performance period that concluded prior to the closing date of the change-of-control transaction. With respect to any performance period that includes the closing date, if the participant executes a waiver of the right to any duplicate cash payments under the A&R Severance Plan or the Compensation Committee uses its discretion to reduce the cash payment made under the MIP by the amount paid under the A&R Severance Plan, such participant shall be paid an amount equal to the greater of (i) the amount that such participant would have received under the MIP with respect to the performance period as if the target-level performance goals had been achieved, pro-rated based on the number of months that elapsed from the start of the performance period to the closing date (the "Adjusted Performance period"), or (ii) if determinable, the amount that such participant would have received under the MIP with respect to the Adjusted Performance period, measuring for such purposes, the actual achievement of the performance goals for the Adjusted Performance period as of the closing date. Any such amounts must be paid within 30 days following the closing date.

Estimated Potential Payments

The table below sets forth the estimated current value of payments and benefits to each of our NEOs upon a change of control, involuntary termination, involuntary termination following a change of control ("COC Termination"), Retirement, death, or permanent disability, assuming that such event occurred on December 31, 2024 (the last trading day of fiscal year 2024), when our closing stock price was $17.73.

For all our NEOs, the amounts shown do not include: (i) benefits earned during the term of our NEOs' employment that are available to all benefit-eligible salaried employees, and (ii) benefits previously accrued under the DCP and 401(k) Plan. For information on amounts payable under the DCP, see the "2024 Nonqualified Deferred Compensation" table. The actual amounts of payments and benefits that would be provided can only be determined at the time of the NEO's termination of employment.

Name, Position, and Trigger	Severance: Multiple of Salary and Bonus[(1)] ($)	Current Year Bonus[(2)] ($)	Value of Performance Units[(3)] ($)	Valuation of Equity Vesting Acceleration[(4)] ($)	Value of Other Benefits[(5)] ($)	Total Value ($)
Ynon Kreiz, Chairman and Chief Executive Officer						
Change of Control	—	6,233,920	—	—	—	6,233,920
Involuntary Termination	9,600,000	6,233,920	9,307,115	565,303	118,156	25,824,494
COC Termination	9,600,000	6,233,920	19,745,901	—	118,156	35,697,977
Retirement[(6)]	—	—	2,208,449	—	—	2,208,449
Death/Permanent Disability	—	—	9,307,115	2,543,829	—	11,850,944
Anthony DiSilvestro, Chief Financial Officer						
Change of Control	—	1,593,900	—	—	—	1,593,900
Involuntary Termination	2,700,000	1,593,900	1,493,203	652,269	84,015	6,523,386
COC Termination	3,600,000	1,593,900	3,157,429	2,112,973	95,353	10,559,655
Retirement	—	—	—	—	—	—
Death/Permanent Disability	—	—	1,493,203	2,112,973	—	3,606,176
Steve Totzke, President and Chief Commercial Officer						
Change of Control	—	1,275,120	—	—	—	1,275,120
Involuntary Termination	2,280,000	1,275,120	1,223,370	1,810,393	100,652	6,689,534
COC Termination	3,040,000	1,275,120	2,636,699	1,810,393	117,536	8,879,747
Retirement[(6)]	—	—	1,223,370	—	—	1,223,370
Death/Permanent Disability	—	—	1,223,370	1,810,393	—	3,033,763
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary						
Change of Control	—	929,775	—	—	—	929,775
Involuntary Termination	1,275,000	929,775	788,010	308,183	72,676	3,373,644
COC Termination	2,550,000	929,775	1,686,176	1,264,716	95,353	6,526,020
Retirement	—	—	—	—	—	—
Death/Permanent Disability	—	—	788,010	1,264,716	—	2,052,726
Roberto Isaias, EVP and Chief Supply Chain Officer						
Change of Control	—	980,000	—	—	—	980,000
Involuntary Termination	1,190,000	980,000	818,984	1,339,714	84,078	4,412,777
COC Termination	2,380,000	980,000	1,750,004	1,339,714	118,156	6,567,875
Retirement[(6)]	—	—	818,984	—	—	818,984
Death/Permanent Disability	—	—	818,984	1,339,714	—	2,158,698

(1) For these purposes, the bonus portion of the severance payment is determined in accordance with the A&R Severance Plan as the target MIP opportunity for 2024, the year in which the termination of employment occurs.

(2) The A&R Severance Plan provides that upon an involuntary termination (not within two years following a change of control), executives will receive an amount representing a pro-rated (based on days employed) annual cash incentive under the MIP that the executive would have received had the executive remained employed through the MIP annual cash incentive payment date, based on actual performance. Thus, the table shows the actual payouts under the 2024 MIP in the event of an involuntary termination based on actual 2024 financial and individual performance results.

Upon a COC Termination, the A&R Severance Plan provides that a pro-rated amount is paid based on the executive's current target MIP opportunity. However, under the MIP, upon a change of control, the greater of the actual MIP amounts earned or target MIP is paid if the individual is employed by Mattel immediately prior to the change of control. On December 31, 2024, actual MIP amounts are greater and would be paid (with no duplication under the A&R Severance Plan), and therefore the amounts shown upon a COC Termination reflect actual MIP amounts earned for the year ended December 31, 2024.

(3) We assume that in the event of a change of control only, the LTIP Performance Units are assumed or substantially similar new rights are substituted therefor by the acquirer. If such Performance Units are not assumed or substantially similar new rights are not substituted in a change of control, the vesting of such Performance Units will be accelerated, based on the greater of target-level award opportunity or the actual performance through the most recent completed year prior to the date of change of control. For a COC Termination, we have shown performance at target for the 2022-2024 LTIP Performance Units since actual performance was below target. Since actual performance is trending above target for the 2023-2025 LTIP (based on 2022-2024 actual and 2025 estimate), we have shown actual performance for the 2023-2025 LTIP Performance Units. Since actual performance is trending below target for the 2024-2026 LTIP (based on 2024 actual and 2025-2026 estimate), we have shown performance at target for the 2024-2026 LTIP Performance Units.

In the event of Retirement, involuntary termination (for the A&R Severance Plan), death, or permanent disability, we have also shown the actual values earned under the 2022-2024 LTIP Performance Units and the values based on performance of 101% in the case of the 2023-2025 LTIP Performance Units and 78% in the case of the 2024-2026 LTIP Performance Units. In accordance with the terms of the LTIP cycles and the A&R Severance Plan, the pro-rated amount that each NEO would receive would be based on the number of full months employed during the 36-month performance period. Thus, the pro-rated amount would generally be two-thirds for the 2023-2025 LTIP and one-third for the 2024-2026 LTIP. Amounts shown are valued based on our closing stock price of $17.73 on December 31, 2024, the last trading day of fiscal year 2024. For a discussion of the achievement of Adjusted Free Cash Flow and relative TSR with respect to the 2022-2024 LTIP, see the “Compensation Discussion and Analysis - Elements of Compensation - Stock-Based Long-Term Incentives” section of this Proxy Statement.

There is nothing reported in the table above with respect to Mr. Kreiz’s Retention Performance Grant. We have assumed that, in the event of a change of control or COC Termination, the Company and the acquiring entity would cease to be publicly traded and, because none of the stock price hurdles were met as of December 31, 2024 and the Company’s relative TSR performance through such date was below threshold, none of the Performance Units would have converted into time-based RSUs and the entire Retention Performance Grant would have been forfeited. In the event Mr. Kreiz had died or become disabled as of December 31, 2024, the portion of the Retention Performance Grant subject to the stock price hurdles would have been forfeited because such hurdles had not been met and, following the completion of the full five-year performance period, the Company would determine the actual relative TSR achievement and, to the extent any relative TSR goal is achieved at such time, Mr. Kreiz (or his estate, as the case may be), would become entitled to a pro-rated number of shares based on whole months employed in the performance period and such achievement. In the event Mr. Kreiz had experienced an involuntary termination or retirement on December 31, 2024, the entire award would have been forfeited.

(4) Stock Options. We assume that in the event of a change of control only, the outstanding options are assumed or substantially similar new rights are substituted therefor by the acquirer. If such options are not assumed or substantially similar new rights are not substituted for the outstanding awards, then the vesting of such options will be fully accelerated. For all other scenarios, amounts shown include the value of any option acceleration. Amounts shown assume that all stock options would be exercised immediately upon termination of employment. Stock option values represent the excess of the value of the option shares for which vesting is accelerated over the exercise price for those option shares, using our closing stock price of $17.73 on December 31, 2024, the last trading day of fiscal year 2024. All accelerated stock options were underwater as of December 31, 2024, and thus no value is attributed to the acceleration of such stock options. If the stock options were not immediately exercised, the value realized by the executives could differ from that disclosed. However, this value is not readily ascertainable since it depends upon a number of unknown factors, such as the date of exercise and the value of the underlying Mattel common stock on that date.

RSUs. In the event of a termination of employment due to death or permanent disability, unvested RSUs that were outstanding at least six months will fully vest. For participants in the A&R Severance Plan, in the event of an involuntary termination, unvested RSUs vest pro-rata (based on the number of full months of employment during the vesting period).

We assume that in the event of a change of control only, the outstanding RSUs under the Amended 2010 Plan are assumed or substantially similar new rights are substituted therefor by the acquirer. If such RSUs are not assumed or substantially similar new rights are not substituted for the outstanding awards, then the vesting of such RSUs will be fully accelerated. Amounts shown include the value of the RSUs for which vesting would have been accelerated under all applicable scenarios (other than a change of control only), based on our closing stock price of $17.73 on December 31, 2024, the last trading day of fiscal year 2024.

(5) Other benefits include: (i) up to two years of outplacement services up to an aggregate maximum cost of $50,000 for each NEO, and (ii) payment of a monthly amount equivalent based on the then current COBRA premium for the applicable severance period for each executive. In the event that the executive obtains employment, the other benefits described above will terminate; however, amounts shown represent the maximum period of continuation.

(6) In the event of termination due to retirement (as defined under the Amended 2010 Plan), Messrs. Totzke and Isaias will receive accelerated vesting of outstanding Performance Units. Vesting will be pro-rated based on the number of full months the participant was employed during each three-year performance period, payable at the end of each three-year period based on our achievement of the performance measures. Additionally, in the event of termination due to retirement, Mr. Kreiz would receive accelerated vesting of unvested stock options granted prior to April 2023 and Messrs. Totzke and Isaias would receive accelerated vesting of all unvested stock options. No value is attributed to these stock options, as they were underwater as of December 31, 2024.

Pay Ratio of CEO to Median Employee

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of the SEC's Regulation S-K, we are providing information about the relationship of the annual total compensation of our median employee and the annual total compensation of Mr. Kreiz, our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of the SEC's Regulation S-K.

In determining the median employee in 2024, we continued to employ December 31 as the date for determining the employees to be considered in computing the pay ratio and employed 2024 as the measurement period. We continued to use "base pay" as our consistently applied compensation measure, which was determined as base salary or base hourly wage multiplied by regularly scheduled hours, or, in the case of temporary employees, estimated hours. No cost-of-living adjustments were made. Based on our consistently applied compensation measure, a large number of our employees were at the median compensation level. The median employee was determined using a statistical sampling of this group. "Total Annual Compensation" of our CEO and median employee for purposes of the pay ratio was based on compensation reportable in the Summary Compensation Table, according to applicable rules, instructions, and interpretations.

As of December 31, 2024, we had approximately 34,300 worldwide employees (including temporary and seasonal employees) with a significant global manufacturing labor workforce of approximately 25,100 employees (73% of our total workforce). Approximately 29,600 employees (86% of our total workforce) are located outside the United States, a majority of whom are employed in our manufacturing plants. Market levels of pay and wage rates are dramatically lower for foreign countries in which Mattel has manufacturing facilities. The Total Annual Compensation of our global median employee, determined in accordance with Item 402(u) of the SEC's Regulation S-K, was $9,384. The global median employee worked in our manufacturing facility in China.

The 2024 Total Annual Compensation of our CEO was $37,802,590, as reported in the Summary Compensation Table, which resulted in a pay ratio of 4,028:1 when compared to the 2024 Total Annual Compensation for our global median employee of $9,384.

We believe that there are a number of reasons why our pay ratio is not comparable to that of other companies, including that other companies may have a median employee that works in the United States, may outsource manufacturing, may have different types of workforces, may operate in different countries, or may utilize different compensation practices. Further, in calculating their own pay ratios, other companies may utilize methodologies, exclusions, estimates, and assumptions that substantially differ from Mattel's calculation methodology.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for Principal Executive Officer ("PEO")(1) ($)	Compensation Actually Paid to PEO(2) ($)	Average Summary Compensation Total for Non-PEO NEOs(3) ($)	Average Compensation Actually Paid to Non-PEO NEOs (4) ($)	Total Stockholder Return(5) ($)	Peer Group Total Stockholder Return(6) ($)	Net Income(7) ($)	MIP-Adjusted EBITDA Less Capital Charge (8) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	37,802,591	31,437,589	4,006,070	3,555,437	131	194	542	807
2023	18,948,385	30,825,128	4,573,625	4,036,440	139	149	214	647
2022	11,890,387	(6,690,512)	3,553,671	242,561	132	104	394	521
2021	16,128,895	26,713,850	5,152,260	7,128,999	159	166	903	699
2020	15,623,432	34,545,403	4,192,671	6,239,631	129	133	124	449

(1) The amounts reported in column (b) are the amounts reported for Mr. Kreiz (our CEO) for each of the corresponding years in the "Total" column of the Summary Compensation Table. Refer to the "Summary Compensation Table."

(2) The amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Kreiz, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by Mr. Kreiz. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown in the table immediately below with respect to fiscal year 2024. Equity award values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values were determined in a consistent manner and did not materially differ from those disclosed at the time of grant, other than for outstanding Performance Units, which uses actual performance achievement of 46% of target for the 2022-2024 LTIP Performance Units and assumes performance achievement of 101% and 78% of target for the 2023-2025 LTIP Performance Units and 2024-2026 LTIP Performance Units, respectively.

Compensation Actually Paid to PEO	2024	2023	2022	2021	2020
Summary Compensation Table Total	37,802,591	18,948,385	11,890,387	16,128,895	15,623,432
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(29,828,352)	(11,412,502)	(10,250,004)	(9,999,997)	(9,550,000)
Less, Change in Pension Value reported in Summary Compensation Table	—	—	—	—	—
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	26,941,037	15,658,508	1,652,156	10,349,756	23,292,943
Plus, fair value as of vesting date of equity awards granted and vested in the year	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(3,097,151)	4,327,221	(10,536,425)	9,714,985	5,668,878
Plus (less), change in fair value from prior year-end to vesting date of equity awards granted in prior years that vested in the year	(380,537)	3,303,515	553,375	520,211	(489,850)
Less, prior year-end fair value for any equity awards forfeited in the year	—	—	—	—	—
Plus, pension service cost for services rendered during the year	—	—	—	—	—
Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the Summary Compensation Table Total for the covered fiscal year	—	—	—	—	—
Compensation Actually Paid to PEO	31,437,589	30,825,128	(6,690,512)	26,713,850	34,545,403

(3) The amounts reported in column (d) represent the average of the amounts reported for our NEOs as a group (excluding Mr. Kreiz) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2024, Messrs. DiSilvestro, Totzke, Anschell, and Isaias; (i) for 2023, Messrs. DiSilvestro, Totzke, Anschell, and Isaias, and Richard Dickson, our former President and Chief Operating Officer; (ii) for 2022, Messrs. Dickson, DiSilvestro, Totzke, and Anschell; (iv) for 2021, Messrs. Dickson, DiSilvestro, Totzke, and Anschell and (v) for 2020, Messrs. Totzke, DiSilvestro, and Isaias, and Joseph Euteneuer, our former Chief Financial Officer.

(4) The amounts reported in column (e) represent the average amount of "compensation actually paid" to our NEOs as a group (excluding Mr. Kreiz), as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect average "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown below with respect to fiscal year 2024. Equity award values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values were determined in a consistent manner and did not materially differ from those disclosed at the time of grant, other than for outstanding Performance Units, which uses actual performance achievement of 46% of target for the 2022-2024 LTIP Performance Units and assumes performance achievement of 101% and 78% of target for the 2023-2025 LTIP Performance Units and 2024-2026 LTIP Performance Units, respectively.

Average Compensation Actually Paid to Non-PEO NEOs	2024	2023	2022	2021	2020
Average Summary Compensation Table Total	4,006,070	4,573,625	3,553,671	5,152,260	4,192,671
Less, average value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(1,912,500)	(2,794,003)	(2,575,001)	(2,643,751)	(1,830,001)
Less, average Change in Pension Value reported in Summary Compensation Table	—	—	—	—	—
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	1,888,554	2,007,385	916,155	2,729,679	4,075,981
Plus, average fair value as of vesting date of equity awards granted and vested in the year	—	—	—	—	—
Plus (less), average year over year change in fair value of outstanding and unvested equity awards granted in prior years	(375,644)	550,875	(1,812,180)	1,501,416	574,009
Plus (less), change in average fair value from prior year-end to vesting date of equity awards granted in prior years that vested in the year	(51,043)	(39,557)	159,916	389,395	(398,984)
Less, prior year-end fair value for any equity awards forfeited in the year	—	(261,885)	—	—	(374,046)
Plus, average pension service cost for services rendered during the year	—	—	—	—	—
Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the Summary Compensation Table Total for the covered fiscal year	—	—	—	—	—
Average Compensation Actually Paid to Non-PEO NEOs	3,555,437	4,036,440	242,561	7,128,999	6,239,631

(5) TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2019.

(6) The peer group used for this purpose is the following published industry index: S&P 500 Consumer Discretionary Index.

(7) The amounts reported represent the amount of Net Income, in millions, reflected in the Company's audited financial statements for the applicable year.

(8) The amounts reported represent the amount MIP-Adjusted EBITDA Less Capital Charge, in millions. For a description of the adjustments under MIP-Adjusted EBITDA Less Capital Charge, please see "Management Incentive Non-GAAP Financial Measures" on page 95.

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation programs reflect a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid, Cumulative TSR, and Peer Group TSR



Pay Versus TSR 2020 - 2024
Indexed Total Shareholder Return
Compensation Actually Paid ($ Mil.)
$200
$150
$100
$50
$0
$40
$30
$20
$10
$0
$(10)
$35
$6
$133
$129
$27
$7
$166
$159
$(7)
$0
$132
$104
$31
$4
$149
$139
$33
$4
$194
$131
2020
2021
2022
2023
2024
CAP to PEO
Mattel TSR
Avg. CAP to non-PEO NEOs
S&P 500 - Consumer Disc., TSR

Compensation Actually Paid and Net Income



Pay Versus Net Income 2020 - 2024
Annual Net Income ($ Mil.)
Compensation Actually Paid ($ Mil.)
$1,000
$750
$500
$250
$0
$50
$40
$30
$20
$10
$0
$(10)
$124
$35
$6
$903
$27
$7
$394
$(7)
$0
$214
$31
$4
$542
$33
$4
2020
2021
2022
2023
2024
Net Income
CAP to PEO
Avg. CAP to non-PEO NEOs

Compensation Actually Paid and MIP-Adjusted EBITDA Less Capital Charge


Pay Versus MIP-Adjusted EBITDA Less Capital Charge 2020 - 2024
Annual MIP-Adjusted EBIDTA less Capital Charge ($ Mil.)
Compensation Actually Paid ($ Mil.)
$750
$500
$250
$0
$80
$70
$60
$50
$40
$30
$20
$10
$0
$(10)
$449
$35
$6
$699
$27
$7
$521
$(7)
$0
$647
$31
$4
$807
$33
$4
2020
2021
2022
2023
2024
MIP-Adjusted EBITDA Less Capital Charge
CAP to PEO
Avg. CAP to non-PEO NEOs

Financial Performance Measures

As described in greater detail under "Compensation Discussion and Analysis," the Company's executive compensation programs reflect a variable pay-for-performance philosophy. The metrics that the Company uses for both our short- and long-term incentives are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

1. MIP-Adjusted EBITDA Less Capital Charge
2. MIP-Adjusted Net Sales
3. MIP-Adjusted Gross Margin

Report of the Compensation Committee

The Compensation Committee reviewed and discussed Mattel's Compensation Discussion and Analysis with Mattel's management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into Mattel's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

COMPENSATION COMMITTEE

Dr. Judy Olian (Chair)
Roger Lynch
Dawn Ostroff

March 19, 2025

Amendment to Restated Certificate of Incorporation

Proposal 4: Approval of an Amendment to Our Restated Certificate of Incorporation to Provide for Officer Exculpation as Permitted by Delaware Law

The Board recommends a vote FOR approval of the amendment to our Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law

The State of Delaware, where the Company is incorporated, amended the Delaware General Corporation Law in 2022 to permit Delaware corporations to exculpate certain of their officers, thereby enabling companies to eliminate the monetary liability of certain officers in certain circumstances, similar to, but more limited than, the protection already afforded to directors under our current Restated Certificate of Incorporation (the "Certificate"). In line with the update to Delaware law, we are seeking stockholder approval to amend the Certificate to extend exculpation to the Company's officers to the fullest extent permitted by Delaware law (the "Proposed Amendment"). While the Proposed Amendment also includes conforming changes to the existing exculpation provision related to the Company's directors as set forth in Article SIXTH of the Certificate, the current exculpation protections provided to the directors will remain unchanged as a result of the Proposed Amendment.

Purpose and Effect of the Proposed Amendment

The Proposed Amendment is a result of the Board's ongoing review of corporate governance best practices taking into account recent changes in Delaware law. In developing the Proposed Amendment, the Board (including all members of the Governance and Social Responsibility Committee) carefully considered the effect of amending the Certificate to provide for officer exculpation as permitted by Delaware law.

In order to better position the Company to continue to attract and retain qualified and experienced officers, the Board believes that it is important to extend exculpation protection to officers, to the fullest extent permitted by Delaware law. In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit.

The nature of their role often requires officers to make decisions on crucial matters, frequently in response to time-sensitive opportunities and challenges, which can create substantial risk of lawsuits that seek to impose liability with the benefit of hindsight, irrespective of their merit. Aligning the exculpation protections provided to our officers with those provided to our directors, to the extent such protections are permitted by Delaware law, will further empower officers to exercise their business judgment and advance stockholder interests, without the potential distractions posed by the risk of personal liability.

The Board believes that the Proposed Amendment strikes the appropriate balance between furthering our goals of attracting and retaining quality officers and promoting accountability to stockholders because, consistent with the update to Delaware law, the Proposed Amendment would exculpate officers only in connection with direct claims brought by stockholders, including class actions, but would not eliminate or limit liability with respect to any of the following:

- breach of fiduciary duty claims brought by the Company itself;
- derivative claims brought by stockholders in the name of the Company;
- any claims involving breach of the duty of loyalty to the Company or our stockholders;
- any claims involving acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; or
- any claims involving transactions from which the officer derived an improper personal benefit.

Consistent with the provision currently applicable to our directors, the Proposed Amendment also provides that if Delaware law is further amended to eliminate or limit the liability of officers, the liability of such officers will be limited or eliminated to the fullest extent permitted by law, as so amended.

Additionally, in accordance with Delaware law, under the Proposed Amendment, the only officers who would be eligible for exculpation would be (i) anyone serving as our President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Accounting Officer, Controller, or Treasurer, (ii) any other named executive officers, and (iii) any other officer who has consented to service of process in Delaware by written agreement.

Taking into account the narrow class and type of claims for which officers would be exculpated and the benefits the Board believes would accrue to the Company and our stockholders, which include (i) enhancing our ability to continue to attract and retain talented officers and (ii) potentially reducing future litigation costs associated with frivolous lawsuits, the Board has declared the Proposed Amendment to be advisable and has determined that it is in the best interests of the Company and our stockholders.

Additional Information

The general description of the Proposed Amendment set forth above is qualified in its entirety by reference to the text of the Proposed Amendment, which is attached as Appendix A to these proxy materials.

The Proposed Amendment is binding. If Proposal 4 is approved, the Company intends to file a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which will become effective at the time of the filing. The Board reserves the right to elect to abandon the Proposed Amendment at any time before it becomes effective even if it is approved by the stockholders. If Proposal 4 is not approved by the requisite vote, then a Restated Certificate of Incorporation will not be filed with the Secretary of State of the State of Delaware, Article SIXTH will remain unchanged, and our officers will not be entitled to exculpation under the Delaware General Corporation Law.

Stockholder Proposal

Proposal 5: Stockholder Proposal to Disclose Plan to Reduce Total Contribution to Climate Change

The Board recommends a vote AGAINST Proposal 5.

John Chevedden, whose address is 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, has requested that the following proposal be included in this Proxy Statement and has indicated that he intends to bring such proposal before the 2025 Annual Meeting of Stockholders. Mr. Chevedden has submitted documentation indicating that he is the beneficial owner of at least 200 shares of Mattel common stock and has advised Mattel that he intends to continue to hold the requisite amount of shares through the date of the 2025 Annual Meeting. Mr. Chevedden's proposal and his related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

Proposal 5 - Disclose Plan to Reduce Total Contribution to Climate Change

FOR *Shareholder Rights*

WHEREAS: The Intergovernmental Panel on Climate Change has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 in order to limit global warming to 1.5 °C. Every incremental increase in temperature above 1.5 °C will entail increasingly severe physical, transition, and systemic risks for companies and investors alike. Up to 18% of global economic value could be lost by 2050.[1]

In its 10-K, Mattel ("the Company") acknowledges that "the effects of global climate change create financial, operational, and reputational risks to Mattel's business," such as potential supply chain disruptions and increased production costs. Despite acknowledging these risks, the proponent believes the Company's mitigation strategy falls short of what is needed to shield Mattel and its investors from climate-related risks.

While Mattel has set emissions reduction targets covering its scope 1 and 2 emissions, the Company does not disclose its scope 3 emissions and has not set scope 3 targets. By contrast, competitors like Hasbro and LEGO have set targets validated by the Science Based Targets initiative (SBTi) that cover both their operational and value chain emissions. LEGO's scope 3 emissions comprise almost 99% of its total emissions footprint, and, in order to mitigate the associated climate risk, LEGO is requiring its largest suppliers to set GHG reduction targets by 2026.[2] Similar to LEGO, the majority of Mattel's emissions likely also stem from the Company's value chain.

Enhanced climate disclosure and risk mitigation measures may help Mattel prepare for upcoming climate disclosure requirements. Regulations such as climate disclosure laws in California and the European Union's Corporate Sustainability Reporting Directive may require the Company to disclose its scope 3 emissions and additional information about how it is mitigating climate risk.

The proponent believes that actions such as disclosing material value chain emissions and adopting science-based emissions reduction targets will help investors better understand the Company's climate-related risks and opportunities and may help Mattel reap benefits from increased efficiency, lower energy costs, more resilient supply chains, and better preparation for climate-related regulations.

RESOLVED: Shareholders request that Mattel issue a report (at reasonable cost, omitting proprietary information) describing if, and how, it plans to increase the scale, pace, and rigor of its efforts to reduce its total contribution to climate change and align with the Paris Agreement's ambition of limiting global temperature rise.

SUPPORTING STATEMENT: In the report shareholders seek information, at board and management discretion, on the relative benefits and drawbacks of integrating the following actions:

- Disclosing material scope 3 emissions;
- Adopting science-based GHG emission reduction targets for the Company's full range of operational and value chain emissions, taking into consideration criteria used by advisory groups like the SBTi;
- Adopting supporting targets for supply chain engagement, renewable energy, energy efficiency, or other measures deemed appropriate by management.

(1) https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

(2) https://trellis.net/article/lego-sets-stricter-emissions-reductions-requirements-suppliers/

Board’s Statement AGAINST Stockholder Proposal

The Board recommends that stockholders vote AGAINST this stockholder proposal for the following reasons:

Mattel Already Maintains—and is Executing Against—A Well-Tailored and Evolving Climate Strategy That Supports Our Business Objectives and Stockholder Value Creation

Mattel is committed to being a responsible corporate citizen. We believe that Mattel can create value for our stockholders and, at the same time, contribute to a better future for the next generation. For example, by promoting Responsible Sourcing and Production, we aim to foster a safe and healthy workplace, increase energy efficiency, and optimize our resource use, which are important to supporting supply chain resiliency and driving operational efficiencies.

We describe these efforts on our dedicated webpage at https://corporate.mattel.com/responsible-sourcing-and-production. These disclosures include detail on how we continue to strive to optimize our resource use in operations to reduce environmental impact throughout our supply chain, in support of our goal to reduce absolute Scope 1 and 2 greenhouse gas (“GHG”) emissions 50% by 2030 compared to a 2019 baseline.[1] To achieve this, we are currently using multiple levers, including reducing the amount of energy we consume through building and equipment upgrades, more automated controls, as well as purchasing electricity (through power purchase agreements) from renewable sources. In addition, we continue to look for ways to enhance the energy efficiency of our operations, including exploring innovative solutions such as installing solar panels and upgrading buildings.

Mattel Provides Meaningful Disclosures Regarding our Efforts to Mitigate Climate-Related Risks, and in 2025 Began Disclosing Scope 3 GHG Emissions and Obtained Third-Party Limited Assurance Covering All GHG Scopes

We recognize the importance of sharing our climate-related strategy, goals, and progress with stockholders and other stakeholders. Over the past several years, Mattel has published our goals and progress on our operational (Scope 1 and 2) GHG emissions. Additionally, we regularly communicate and solicit feedback on our strategy as part of our robust stockholder engagement efforts.

Our most recent climate-related disclosures, which are published on our website at https://corporate.mattel.com/operating-with-care, mark a significant milestone and specifically address key requests of the proposal, as we have expanded GHG emissions reporting beyond Scope 1 and 2 to include absolute value chain (Scope 3) GHG emissions and obtained third-party limited assurance letters covering each of Scope 1, 2, and 3 GHG emissions. Our Scope 3 reporting, which we began disclosing in February 2025, establishes a baseline for measuring Scope 3 GHG emissions progress going forward. These disclosures also detail the key performance indicators that help us track and work toward reducing our environmental impact, consistent with consumer expectations.

The Proposal is Unnecessary and Preparation of the Requested Report Would Divert Management and Board Attention and Company Assets

Through the efforts of our employees and management, and under the oversight of the Board’s Governance and Social Responsibility Committee, Mattel has already established a well-tailored climate-related strategy and reporting process aligned with our business objectives, including quantitative and time-bound goals, which support our efforts to be a responsible corporate citizen and promote transparency on our climate-related strategy, goals, and progress.

In light of our existing disclosure and reporting regarding our sustainability strategy, after careful consideration of the proposal, the Board believes that the additional reporting and initiatives requested by the proposal are unnecessary and would not provide stockholders with meaningful additional information. Moreover, the Board does not believe that preparation of the additional report would further enhance our sustainability strategy or our efforts to proactively address climate-related risk or help inform strategic decision-making. Instead, producing another report regarding Mattel’s sustainability practices is unnecessary and would divert the time and attention of management and the Board, as well as company resources, from our ongoing efforts to implement our sustainability strategy, which we believe best serves the interests of our stockholders.

(1) Absolute Scope 1 and 2 GHG emissions is defined as total Scope 1 GHG emissions from on-site fossil fuel consumption, fleet fuel consumption, and fugitive emissions from refrigerants, and total Scope 2 GHG emissions from purchased electricity, steam, heat, or cooling. Applies to all Mattel-owned and/or -operated sites, including manufacturing facilities, dormitories, distribution centers, warehouses, retail stores, and corporate locations over 20,000 square feet.

Recommendation

THE BOARD RECOMMENDS A VOTE AGAINST THE PROPOSAL.

Stock Ownership and Reporting

Principal Stockholders

As of March 17, 2025, the only persons known by Mattel to own beneficially, or to be deemed to own beneficially, more than 5% of Mattel common stock were as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Owned[(1)]
EdgePoint Investment Group Inc. 150 Bloor Street West, Suite 500 Toronto, Ontario M5S 2X9, Canada	46,174,919 [(2)]	14.3 %
PRIMECAP Management Company 177 E. Colorado Blvd., 11th Floor Pasadena, California 91105	41,178,489 [(3)]	12.8%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	34,718,241 [(4)]	10.8 %
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	30,397,405 [(5)]	9.4 %

(1) The percentages shown are based on 322,907,308 shares of Mattel common stock outstanding as of March 17, 2025 and may differ from the percentages reflected in the filings referenced below.

(2) As reported in a Schedule13G/A, filed with the SEC on February 14, 2025 by EdgePoint Investment Group Inc., reporting beneficial ownership as of December 31, 2024. The Schedule13G/A states that EdgePoint Investment Group Inc. has sole voting power as to 33,739,547 shares, shared voting power as to 12,435,372 shares, sole dispositive power as to 33,739,547 shares, and shared dispositive power as to 12,435,372 shares.

(3) As reported in a Schedule 13G, filed with the SEC on February 12, 2024 by PRIMECAP Management Company, reporting beneficial ownership as of December 31, 2023. The Schedule 13G states that PRIMECAP Management Company has sole voting power as to 40,527,173 shares and sole dispositive power as to 41,178,489 shares.

(4) As reported in a Schedule 13G/A, filed with the SEC on June 10, 2024 by The Vanguard Group, reporting beneficial ownership as of December 31, 2023. The Schedule 13G/A states that The Vanguard Group has shared voting power as to 123,103 shares, sole dispositive power as to 34,250,010 shares, and shared dispositive power as to 468,231 shares.

(5) As reported in a Schedule 13G/A, filed with the SEC on January 25, 2024 by BlackRock, Inc., reporting beneficial ownership as of December 31, 2023. The Schedule 13G/A states that BlackRock, Inc. has sole voting power as to 29,682,861 shares and sole dispositive power as to 30,397,405 shares.

Security Ownership of Management and the Board

The following table sets forth information regarding the beneficial ownership of Mattel common stock as of March 17, 2025, by (i) our NEOs, as described under the section "Compensation Discussion and Analysis," (ii) each current non-employee director, and (iii) all current directors and executive officers of Mattel as a group:

Name of Beneficial Owner	Current Position with Mattel	Amount and Nature of Beneficial Ownership(1)(2)	Percent Owned(3)
NEOs			
Ynon Kreiz	Chairman and Chief Executive Officer	3,561,451	1.1 %
Anthony DiSilvestro	Chief Financial Officer	495,667	*
Steve Totzke	President and Chief Commercial Officer	736,344	*
Jonathan Anschell	EVP, Chief Legal Officer, and Secretary	141,253	*
Roberto Isaias	EVP and Chief Supply Chain Officer	341,951	*
Current Non-Employee Directors			
Adriana Cisneros	Director	22,232	*
Diana Ferguson	Director	18,957	*
Julius Genachowski	Director	—	*
Prof. Noreena Hertz	Director	—	*
Soren Laursen	Director	57,787	*
Roger Lynch	Director	15,347	*
Dominic Ng	Director	9,500	*
Dr. Judy Olian	Director	43,861	*
Dawn Ostroff	Director	—	*
All current Directors and Executive Officers, as a group (15 persons)		5,444,350	1.7 %

*Represents less than 1% of the outstanding shares of Mattel common stock as of March 17, 2025.

(1) Except as otherwise noted, the directors and executive officers named above have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable, as of March 17, 2025. None of the shares listed are pledged shares in accordance with Mattel's Insider Trading Policy.

(2) Includes (i) shares which the individuals shown have the right to acquire upon vesting of RSUs, or upon exercise of vested stock options, as of March 17, 2025 or within 60 days thereafter, including deferred RSUs that would be acquired in connection with the individual's separation from service, and (ii) shares held through the Mattel Company Stock Fund of the Mattel, Inc. Personal Investment Plan, a 401(k) tax-qualified savings plan, as set forth in the following table.

Name of Beneficial Owner and Current Position with Mattel	Stock Options	RSUs	401(k) Shares
NEOs			
Ynon Kreiz, Chairman and Chief Executive Officer	2,066,518	47,347	—
Anthony DiSilvestro, Chief Financial Officer	241,642	54,351	—
Steve Totzke, President and Chief Commercial Officer	574,726	45,715	19,099
Jonathan Anschell, EVP, Chief Legal Officer, and Secretary	46,349	32,433	—
Roberto Isaias, EVP and Chief Supply Chain Officer	193,065	33,810	—
Current Non-Employee Directors			
Adriana Cisneros	—	—	—
Diana Ferguson	—	—	—
Julius Genachowski	—	—	—
Prof. Noreena Hertz	—	—	—
Soren Laursen	—	—	—
Roger Lynch	—	—	—
Dominic Ng	—	—	—
Dr. Judy Olian	—	—	—
Dawn Ostroff	—	—	—
All current Directors and Executive Officers, as a group (15 persons)	3,122,300	213,656	19,099

(3) The percentages shown are based on 322,907,308 shares of Mattel common stock outstanding as of March 17, 2025.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 regarding existing compensation plans under which equity securities of Mattel are authorized for issuance.

Plan Category	(a) Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[1]	22,319,381 [2]	$ 19.69 [3]	22,776,729 [4]
Equity compensation plans not approved by security holders[5]	181,812 [6]	—	—
Total	22,501,193	$ 19.69 [3]	22,776,729

(1) Consists of the Amended 2010 Plan.

(2) Represents (i) 10,566,211 shares of Mattel common stock to be issued upon exercise of outstanding options, (ii) 6,241,596 shares subject to outstanding RSUs, (iii) 271,620 shares issued from outstanding Performance Units on February 3, 2025 that were earned as of December 31, 2024 under the 2022-2024 LTIP but required continued employment through the issuance date, and (iv) 5,239,954 shares issuable from outstanding Performance Units assuming maximum achievement of performance-related conditions. Comparatively, there would be 2,619,977 shares issuable from outstanding Performance Units if target performance were assumed.

(3) Represents the weighted-average exercise price of outstanding options and is calculated without taking into account the shares of common stock subject to outstanding RSUs and Performance Units that become issuable without any cash payment required for such shares.

(4) Represents the number of securities remaining available for issuance under our Amended 2010 Plan assuming maximum achievement of performance goals in the case of outstanding and unearned Performance Units. Comparatively, there would be 26,706,694 shares available for issuance if we assumed target achievement of applicable performance goals with respect to outstanding and unearned Performance Units.

(5) Consists of the DCP and Director DCP (collectively, the “Deferred Compensation Plans”). Under our Deferred Compensation Plans, participating employees and directors may elect to defer compensation and, under the DCP, participating employees are credited with contributions from Mattel. Participants in the Deferred Compensation Plans may direct the manner in which the deferred amounts will be deemed invested, including in a Mattel stock equivalent account representing hypothetical shares of Mattel common stock, which are “purchased” based on the market price prevailing at the time of the deemed purchase. When distributions are made in accordance with the Deferred Compensation Plans, the portion attributable to a participant’s Mattel stock equivalent account is distributed in the form of shares of Mattel common stock.

(6) Represents 181,812 shares credited to the accounts of participants under our Deferred Compensation Plans.

2025 Annual Meeting and Voting Information

General Meeting Information

Mattel's 2025 Annual Meeting will be conducted exclusively via live webcast on May 28, 2025 at 1:00 p.m. (Los Angeles time).

Stockholders of record as of the close of business on March 31, 2025 will be able to attend the 2025 Annual Meeting, vote, and submit questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/MAT2025. To participate in the meeting, stockholders of record must have the 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials ("Notice") or on your proxy card if you receive the proxy materials by mail. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the http://www.ProxyVote.com website, then you may access, participate in, and vote at the 2025 Annual Meeting with the 16-digit control number indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the 2025 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the 2025 Annual Meeting. You will not be able to attend the 2025 Annual Meeting in person.

Stockholders participating in Mattel's 2025 Annual Meeting may, after entering the 16-digit control number on the Notice or proxy card, submit questions during the meeting. After the business portion of the meeting concludes and the meeting is adjourned, we will answer questions submitted during the 2025 Annual Meeting that are pertinent to the Company and that comply with the meeting rules of conduct, as time permits. If there is not sufficient time to answer all proper questions received at the meeting (if pertinent to Company matters and otherwise appropriate under Mattel's rules of conduct), we will post responses on our Investor Relations website following the 2025 Annual Meeting.

The Board is soliciting proxies to be voted at the 2025 Annual Meeting. As permitted by the SEC, Mattel is providing most stockholders with access to our proxy materials over the Internet rather than in paper form. Accordingly, on April 3, 2025, we will begin mailing a Notice containing instructions on how to access the proxy materials over the Internet to most stockholders, and mail printed copies of the proxy materials to the rest of our stockholders. A similar notice will be sent by brokers, banks, and other nominees to beneficial owners of shares for which they are the record holder. If you received a Notice by mail, you will not receive a printed copy of the proxy materials by mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and the 2024 Annual Report. The Notice also instructs you on how you may submit your proxy to vote via the Internet. If you received the Notice and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such printed materials contained in the Notice.

To assist us in saving money and to serve you more efficiently, we encourage you to have all your accounts registered in the same name and address by contacting Mattel's transfer agent, Computershare Trust Company, N.A., at 1-888-909-9922.

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting

This Proxy Statement and our 2024 Annual Report are available on our website at https://investors.mattel.com/financials/annual-reports. This website address contains the following documents: this Proxy Statement, the Notice of the 2025 Annual Meeting, and our 2024 Annual Report. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

Additional copies of the 2024 Annual Report are available at no charge on written request. To obtain additional copies of the 2024 Annual Report, please contact us at:

c/o Secretary
TWR 15-1
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Log-in Instructions and Access to the 2025 Annual Meeting

To attend the 2025 Annual Meeting, stockholders will need to log in to www.virtualshareholdermeeting.com/MAT2025 using the 16-digit control number on the Notice or proxy card.

The live audio webcast of the 2025 Annual Meeting will begin promptly at 1:00 p.m. (Los Angeles time). Online access to the audio webcast will open approximately 15 minutes prior to the start of the meeting to allow time for stockholders to log in and test their devices' audio system. We encourage our stockholders to access the meeting in advance of the designated start time.

Who is Entitled to Vote

The Board has set March 31, 2025 as the record date for the 2025 Annual Meeting. If you were a stockholder at the close of business on the record date, then you are entitled to receive notice of, and to vote at, the 2025 Annual Meeting.

As of the close of business on the record date, 322,913,303 shares of Mattel common stock were outstanding. At the 2025 Annual Meeting, each share of common stock will be entitled to one vote on each matter.

How to Vote if You are the Record Holder of Your Stock

If you are the record holder of your stock, you may submit your proxy to vote via the Internet, by telephone, or by mail or you may attend the virtual meeting and vote electronically during the meeting.

Internet and Telephone Voting Before the Virtual Meeting

To submit your proxy via the Internet, follow the instructions on the Notice or go to the Web address stated on your proxy card. To submit your proxy by telephone, call the toll-free number on your proxy card.

Voting by Mail Before the Virtual Meeting

As an alternative to submitting your proxy by telephone or via the Internet, you may submit your proxy by mail. If you received only the Notice, you may follow the procedures outlined in such Notice to request a paper copy of the proxy materials, including a proxy card to submit your proxy by mail.

If you received a paper copy of the proxy materials and wish to submit your proxy by mail, simply mark your proxy card, date, sign, and return it in the postage-prepaid envelope provided. If you do not have the prepaid envelope, please mail your completed proxy card to the following address: Mattel, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

Voting During the Virtual Meeting

During the meeting, stockholders may, after demonstrating proof of stock ownership by entering the 16-digit control number on the Notice or proxy card, vote their shares online at www.virtualshareholdermeeting.com/MAT2025.

How to Vote if a Bank, Broker, or Other Nominee is the Record Holder of Your Stock

If a bank, broker or other nominee was the record holder of your stock on the record date, you will be able to instruct your bank, broker, or other nominee on how to vote by following the instructions on the voting instruction form or notice that you receive from your bank, broker or other nominee.

Broker Voting and Broker Non-Votes

The term "broker non-votes" refers to shares held by a bank, broker or other nominee (for the benefit of its client) that are represented at the 2025 Annual Meeting, but with respect to which such bank, broker or nominee has not been instructed to vote by the beneficial holder on a particular proposal and does not have discretionary authority to vote on that proposal (or has discretionary voting power but chooses not to exercise it). Banks, brokers, and nominees do not have discretionary voting authority on certain matters and, accordingly, may not vote on such matters absent instructions from you, as the beneficial holder.

Broker non-votes are not considered as votes cast and will not be counted in determining the outcome on the election of directors or on any other proposals. If you hold your shares in "street name" or through a broker, it is important that you give your broker your voting instructions by following the instructions on the voting instruction form or notice that you receive from your bank, broker, or other nominee or vote your shares yourself by submitting a legal proxy from your broker or other nominee as the record holder authorizing you to vote the shares and a letter from your broker or other nominee showing that you were the beneficial owner of your shares on the record date.

Quorum and How Votes are Counted

In order for there to be a vote on any matter at the 2025 Annual Meeting, there must be a quorum. In order to have a quorum, the holders of a majority of the voting power of shares of stock entitled to vote at the 2025 Annual Meeting must be present online at the virtual meeting or by proxy. In determining whether we have a quorum at the 2025 Annual Meeting, we will count shares that are voted as well as abstentions and broker non-votes. If we fail to obtain a quorum at the 2025 Annual Meeting, the chair of the 2025 Annual Meeting or the holders of a majority of the shares of stock entitled to vote, present online or by proxy, may adjourn the meeting to another place, date, or time.

Technical Assistance

Beginning 15 minutes prior to the start of and during the 2025 Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the meeting during check-in or during the meeting, please call the technical support number that will be posted on the log-in page at www.virtualshareholdermeeting.com/MAT2025.

Votes Required to Elect Directors and Adopt Other Proposals

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

Matter		The Board's Recommendation	Voting Standard	Abstentions	Broker Non-Votes
Proposal 1	Election of the ten director nominees named in the Proxy Statement: Adriana Cisneros, Diana Ferguson, Julius Genachowski, Prof. Noreena Hertz, Ynon Kreiz, Soren Laursen, Roger Lynch, Dominic Ng, Dr. Judy Olian, and Dawn Ostroff	**FOR** each Director Nominee	Majority of votes cast	No effect	No effect
Proposal 2	Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2025	**FOR**			
Proposal 3	Advisory vote to approve named executive officer compensation ("Say-on-Pay")	**FOR**			
Proposal 4	Approval of an amendment to our Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law	**FOR**	Majority of outstanding shares	Against	Against
Proposal 5	Stockholder proposal to disclose plan to reduce total contribution to climate change	**AGAINST**	Majority of votes cast	No effect	No effect

Election of Directors

Under our Bylaws, in any "uncontested election" of directors (i.e., an election where the number of nominees does not exceed the number of directors to be elected), as is the case in this election, each director will be elected by the vote of a "majority of the votes cast," assuming a quorum is present, meaning that the number of votes cast "for" a director's election must exceed 50% of the total votes cast ("for" plus "against") with respect to that director's election. Abstentions and broker non-votes do not count as votes cast "for" or "against" a director's election and, consequently, will have no effect on a director's election.

In accordance with our Bylaws, any director nominee who fails to receive a majority of the votes cast for his or her election in an uncontested election will not be elected. Under Delaware law, however, each director holds office until his or her successor is duly elected and qualified. For this reason, any nominee currently serving on the Board who fails to receive a majority of the votes cast for his or her election in an uncontested election will not automatically cease to be a director, but instead will continue to serve on the Board as a "holdover director" until his or her successor is elected and qualified, or until his or her earlier resignation or removal. To address this situation, our Bylaws provide that if any incumbent nominee is not elected at an annual meeting of stockholders and no successor has been elected at the annual meeting, that director must tender his or her resignation to the Board promptly following the certification of the election results. The Governance and Social Responsibility Committee will make a recommendation to the Board as to whether or not to accept the tendered resignation. Taking into account the Committee's recommendation, the Board will decide whether to accept the resignation and will publicly announce its decision within 90 days from the date the election results are certified. Any director who tenders his or her resignation will not participate in the recommendation of the Committee or the decision of the Board with respect to his or her resignation. The Committee, in making its

recommendation, and the Board, in making its decision, may consider any factors or information that they consider appropriate and relevant. If the Board declines to accept a director's resignation, that director will continue to serve on the Board until his or her successor is elected and qualified, or until the director's earlier resignation or removal. If the Board accepts a director's resignation, then the Board may fill any resulting vacancy by majority vote of the remaining directors or decrease the size of the Board in accordance with our Bylaws and applicable law.

Ratification of the Selection of PricewaterhouseCoopers LLP, Say-on-Pay Vote, and Stockholder Proposal

For the ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm, the advisory Say-on-Pay vote, and the stockholder proposal to disclose plan to reduce total contribution to climate change, each proposal requires the affirmative vote of the holders of a majority of the votes cast on such proposal, meaning that the number of votes "for" such proposal must exceed 50% of the total votes cast ("for" plus "against") with respect to that proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast "for" or "against" a proposal and, consequently, will have no effect on the outcome of any of the proposals to be considered at the 2025 Annual Meeting.

Approval of an Amendment to our Restated Certificate of Incorporation to Provide for Officer Exculpation as Permitted by Delaware Law

For the approval of an amendment to our Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law, the proposal requires the majority of votes shares outstanding, meaning that the number of votes "for" such proposal must exceed 50% of the outstanding shares of Mattel common stock. Abstentions and broker non-votes, if any, will be counted as votes "against" the proposal.

How Your Proxy Will be Voted

If you are a record holder and submit your proxy without instructions as to how it is to be voted, the proxy holders identified on the proxy will vote your shares as follows:

- **"FOR"** proposal 1, the election as directors of the ten nominees named in this Proxy Statement;
- **"FOR"** proposal 2, ratification of Mattel's independent registered public accounting firm;
- **"FOR"** proposal 3, the advisory Say-on-Pay vote;
- **"FOR"** proposal 4, an amendment to our Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law; and
- **"AGAINST"** proposal 5, a stockholder proposal to disclose plan to reduce total contribution to climate change.

If you indicate voting instructions when you submit your proxy, the proxy holders will follow your instructions in casting votes.

Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. As a result, if you hold your shares through a broker, we recommend you submit your proxy with instructions as soon as possible.

The Board does not know of any matters that will come before the 2025 Annual Meeting other than those described in the Notice of 2025 Annual Meeting. If any other matters are properly presented for consideration at the 2025 Annual Meeting, then the proxy holders will have discretion to vote on such matters as they see fit. This includes, among other things, considering any motion to adjourn the 2025 Annual Meeting to another time and/or place, including for the purpose of soliciting additional proxies for or against a given proposal.

How to Change Your Vote or Revoke Your Proxy

If you are the record holder of your stock, you may revoke your proxy at any time before it is voted by:

- Delivering to the Secretary of Mattel, at or before the taking of the vote at the 2025 Annual Meeting, a written notice of revocation bearing a later date than your proxy;
- Signing a later-dated proxy relating to the same shares and delivering it to the Secretary of Mattel at or before the taking of the vote at the 2025 Annual Meeting;
- If you submit your proxy by telephone or via the Internet, calling the telephone voting number or visiting the Internet voting site again and changing your voting instructions, up to 8:59 p.m. (Los Angeles time) or 11:59 p.m. (Eastern time) on May 27, 2025 or for holders of Mattel common stock in the Mattel, Inc. Personal Investment Plan, up to 8:59 p.m. (Los Angeles time) or 11:59 p.m. (Eastern time) on May 22, 2025; or

- Participating in the 2025 Annual Meeting online and voting, although online attendance at the 2025 Annual Meeting will not, by itself, revoke a proxy.

If you are mailing a written notice of revocation or a later proxy, send it to: Secretary, TWR 15-1, Mattel, Inc., 333 Continental Boulevard, El Segundo, CA 90245-5012.

If you hold your shares through a broker, you must follow directions received from the broker in order to change your voting instructions or to vote at the 2025 Annual Meeting.

Solicitation of Proxies

Mattel will pay the cost of soliciting proxies for the 2025 Annual Meeting. We expect that proxies will be solicited principally by mail. Officers and regular employees of Mattel may solicit proxies personally or by telephone, email, or special letter, but they will not receive any additional compensation for these efforts.

In addition, Mattel has retained MacKenzie Partners, Inc. to assist in connection with the solicitation of proxies from stockholders whose shares are held in nominee name by various brokerage firms. We estimate the cost of this solicitation to be $18,500, plus out-of-pocket costs, and expenses. Representatives of Broadridge Financial Solutions, Inc. will tabulate votes and act as Inspector of Election at the 2025 Annual Meeting.

Mattel will reimburse banks, brokerage houses, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding proxy materials or the Notice to the beneficial owners of the shares held by them.

Householding

The SEC rules permit us to deliver a single set of Mattel's proxy materials to one address shared by two or more of our stockholders. This delivery method is referred to as "householding" and can result in significant cost savings to Mattel. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. Each record stockholder that receives paper copies of the proxy materials will receive a separate proxy card or voting instruction form. Also, householding will not in any way affect dividend check mailings.

We agree to deliver promptly, upon written or oral request, a separate copy of Mattel's proxy materials, as requested, to any stockholder at the shared address to which a single copy of those documents was delivered, at no cost to you. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. at 1-800-542-1061 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

Deadline for 2026 Proposals and Nominations

Stockholder Proposals and Director Nominations

If a stockholder wishes to have a proposal included in the Company's proxy materials for the 2026 annual meeting of stockholders ("2026 Annual Meeting"), the proposal must be received by our Secretary at the address set forth below no later than 5:00 p.m. (Los Angeles time) (the "close of business") on December 4, 2025 and must otherwise comply with Rule 14a-8 under the Exchange Act.

Director Nominations Pursuant to Proxy Access Provisions

If a stockholder or group of stockholders wishes to nominate one or more director nominees to be included in the Company's proxy materials for the 2026 Annual Meeting pursuant to the proxy access provisions of our Bylaws, proper written notice of any such nomination must be received by our Secretary at the address set forth below no earlier than the close of business on November 4, 2025 and not later than the close of business on December 4, 2025, and the nominating stockholder(s) and director nominee(s) must otherwise comply with the requirements specified in our Bylaws. If the date of the 2026 Annual Meeting is more than 30 days before or more than 60 days after the anniversary of the 2025 Annual Meeting, such notice must be received no earlier than the close of business on the 150th day prior to such meeting and not later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in our Bylaws.

Proposals to Conduct Business and Director Nominations Pursuant to Advance Notice Provisions

Under the advance notice provisions of our Bylaws, if a stockholder wishes to present a proposal or nominate a director nominee at the 2026 Annual Meeting that will not be included in our proxy materials pursuant to Rule 14a-8 or the proxy access provisions of our Bylaws, proper written notice of such proposal or nomination must be received by our Secretary at the address set forth below no earlier than the close of business on January 28, 2026 and not later than the close of business on February 27, 2026. If the date of the 2026 Annual Meeting is more than 30 days before or more than 60 days after the anniversary of the 2025 Annual Meeting, such notice must be received by our Secretary no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in our Bylaws (which includes information required under Rule 14a-19).

All notices of proposals or nominations for the 2026 Annual Meeting must comply with our Bylaws and applicable law and must be addressed to:

Secretary, TWR 15-1
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

The chair of the annual meeting of stockholders has the sole authority to determine whether any nomination or other proposal has been properly brought before the meeting in accordance with our Bylaws. If we receive a proposal other than pursuant to Rule 14a-8 or a nomination for the 2026 Annual Meeting, and such nomination or other proposal is not delivered within the time frame specified in our Bylaws, then the person(s) appointed by the Board and named in the proxies for the 2026 Annual Meeting may exercise discretionary voting power if a vote is taken with respect to that nomination or other proposal.

Corporate Information

Corporate Headquarters:	333 Continental Boulevard, El Segundo, California 90245-5012
Corporate Website:	https://corporate.mattel.com/
Investor Relations Website:	https://investors.mattel.com/
State of Incorporation:	Delaware
Stock Symbol:	NASDAQ: MAT

Glossary of Non-GAAP Financial Measures and Non-GAAP Reconciliations

Mattel presents certain non-GAAP financial measures within the meaning of the SEC's Regulation G in this Proxy Statement.

Mattel uses these measures to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance, and each is discussed below. Mattel believes that the disclosure of non-GAAP financial measures provides useful supplemental information to stockholders to be able to better evaluate ongoing business performance and certain components of Mattel's results. These measures are not, and should not be viewed as, substitutes for GAAP financial measures and may not be comparable to similarly titled measures used by other companies. Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth below.

Free Cash Flow

Free cash flow represents Mattel's net cash flows from for operating activities less capital expenditures. Mattel believes free cash flow is useful supplemental information for investors to gauge Mattel's liquidity and performance and to compare Mattel's business performance to other companies in our industry. Free cash flow does not represent cash available to Mattel for discretionary expenditures.

Reconciliation of GAAP and Non-GAAP Financial Measures

(In millions)[1]

Free Cash Flow	**2024**
Net Cash Flows Provided by Operating Activities	$ 800.6
Capital Expenditures	(202.6)
Free Cash Flow	$ 597.9

(1) Amounts may not sum due to rounding.

Management Incentive Non-GAAP Financial Measures

Mattel presents certain management incentive non-GAAP financial measures in accordance with the plan terms of the 2024 annual cash incentive plan ("MIP") or the 2022-2024 LTIP, 2023-2025 LTIP, or 2024-2026 LTIP, as applicable. Each of these management incentive non-GAAP financial measures reflect adjustments for certain items as compared to the comparable GAAP financial measures. Mattel believes it is important for our stockholders to understand how the management incentive non-GAAP financial measures were calculated, which are solely utilized to evaluate management performance and compensation.

These measures are not, and should not be viewed as, substitutes for GAAP financial measures and may not be comparable to similarly titled measures used by Mattel in conjunction with the disclosure of earnings or used by other companies. Refer to the definitions below to understand how each management incentive non-GAAP financial measure relates to the most directly comparable GAAP financial measure.

MIP-Adjusted EBITDA

MIP-Adjusted EBITDA represents Mattel's EBITDA (net income (loss), excluding interest expense, taxes, depreciation and amortization), adjusted to exclude the equity compensation expense, severance and restructuring expense, financial impact related to actions taken under the Optimizing For Profitable Growth cost savings program, foreign exchange, certain litigation costs, certain import duties, impact of any income or expense associated with significant currency devaluations for highly inflationary economies, and impact as a result of threatened or actual war.

MIP-Adjusted EBITDA Less Capital Charge

MIP-Adjusted EBITDA Less Capital Charge represents MIP-Adjusted EBITDA, less a Capital Charge.

Capital charge is the sum of an account receivable charge and an inventory charge. Each charge represents the product of multiplying a capital charge rate by the average of each quarter-end balances, adjusted for the impact of foreign exchange.

MIP-Adjusted Net Sales

MIP-Adjusted Net Sales represents Mattel's net sales, adjusted to exclude the impact of foreign exchange.

MIP-Adjusted Gross Margin

MIP-Adjusted Gross Margin represents reported gross margin, adjusted to exclude the impact of severance and restructuring expenses, foreign exchange, certain import duties, impact of any income or expense associated with significant currency devaluations for highly inflationary economies, and impact from threatened or actual war.

Adjusted Free Cash Flow

Adjusted Free Cash Flow represents Mattel's free cash flow, adjusted to exclude the cash impact of severance and restructuring expenses, debt refinancing, certain litigation costs, and certain import duties.

Other Matters that May Come Before the 2025 Annual Meeting

As of the date of this Proxy Statement, the Board knows of no business, other than that described in this Proxy Statement, that will be presented for consideration at the 2025 Annual Meeting. If any other business comes before the 2025 Annual Meeting or any adjournment or postponement thereof, proxy holders may vote their respective proxies at their discretion.

By Order of the Board of Directors

Jonathan Anschell
Secretary
El Segundo, California
April 3, 2025

Appendix A

As discussed in Proposal 4, the Company's Restated Certificate of Incorporation would be amended by replacing Article SIXTH with the language set forth below:

> SIXTH: The Company shall indemnify any and all persons whom it has the power to indemnify pursuant to the Delaware General Corporation Law against any and all expenses, judgments, fines amounts paid in settlement, and any other liabilities to the fullest extent permitted by such Law and may, at the discretion of the Board of Directors, purchase and maintain insurance, at its expense, to protect itself and such persons against any such expense, judgment, fine, amount paid in settlement or other liability, whether or not the Company would have the power to so indemnify such person under the Delaware General Corporation Law.
>
> A director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.
>
> Any repeal or modification of the foregoing paragraph by the stockholders of the Company shall not adversely affect any right or protection of a director or officer of the Company existing at the time of such repeal or modification.

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INSPIRING PLAY FOR EIGHTY YEARS